As filed with the Securities and Exchange Commission on September 3, 2021
Registration Nos. 333-
and 333-       -01

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SF-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Duke Energy Progress, LLC (Exact name of registrant, sponsor and depositor as specified in its charter)	Duke Energy Progress NC Storm Funding LLC (Exact name of registrant and issuing entity as specified in its charter)
North Carolina (State or other jurisdiction of incorporation or organization)	Delaware (State or other jurisdiction of incorporation or organization)
1-3382 (Commission File Number)
000017797 (Central Index Key Number)	0001881229 (Central Index Key Number)
56-0165465 (I.R.S. Employer Identification Number)	87-2308312 (I.R.S. Employer Identification Number)
410 South Wilmington Street Raleigh, North Carolina 27601-1748 (704)-382-3853 (Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)	410 South Wilmington Street Raleigh, North Carolina 27601-1748 (704)-382-3853 (Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)
Robert T. Lucas III
Deputy General Counsel
550 South Tryon Street
Charlotte, North Carolina 28202
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With Copies to:
Michael F. Fitzpatrick, Jr. Hunton Andrews Kurth LLP 200 Park Avenue New York, NY 10166 (212) 309-1071	Jordan E. Yarett Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3126
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Series Storm Recovery Bonds	$770,000,000	100%	$770,000,000(1)	$84,007

(1)
Estimated pursuant to Rule 457(o) solely for the purpose of calculating the registration fee.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, SEPTEMBER 3, 2021
PRELIMINARY PROSPECTUS
$      SERIES      STORM RECOVERY BONDS,
DUKE ENERGY PROGRESS, LLC
Sponsor, Depositor and Initial Servicer
Central Index Key Number: 0000017797
DUKE ENERGY PROGRESS NC STORM FUNDING LLC
Issuing Entity
Central Index Key Number: 0001881229
Tranche	Expected Weighted Average Life (Years)*	Principal Amount Offered*	Scheduled Final Payment Date*	Final Maturity Date*	Interest Rate	Initial Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer (Before Expenses)
		$			%	%	%	$
		$			%	%	%	$
		$			%	%	%	$

*
Preliminary, subject to change

The total price to the public is $    . The total amount of the underwriting discounts and commissions is $    . The total amount of proceeds to Duke Energy Progress NC Storm Funding LLC before deduction of expenses (estimated to be $    ) is $    .
Duke Energy Progress, LLC or DEP, as depositor, is offering $     of Series     Storm Recovery Bonds, referred to herein as the Series       Bonds or bonds, in three tranches to be issued by Duke Energy Progress NC Storm Funding LLC, referred to herein as DEP NC Storm Funding, as the issuing entity. DEP is also the seller, initial servicer and sponsor with regard to the bonds.
The Series        Bonds are senior secured obligations of DEP NC Storm Funding, and are its obligations only. The Series       Senior Secured Bonds are supported by storm recovery property, which consists of all rights and interest of DEP NC Storm Funding under the financing order, including the right to impose, bill, charge, collect and receive nonbypassable charges based on the usage of electricity from DEP’s existing and future retail customers in North Carolina receiving transmission or distribution service. These charges pay principal, interest and expenses of the Series Bonds and are known as storm recovery charges and upon the issuance of the bonds may not be reduced, altered or impaired except as adjusted pursuant to the true-up mechanism described herein. These charges will be paid by all existing and future North Carolina customers receiving transmission or distribution service from DEP, or its successors or assignees under rate schedules approved by the North Carolina Utilities Commission, referred to herein as the NCUC, or under special contracts. Storm recovery charges are payable by customers even if the customers elect to purchase electricity from an alternative electricity supplier following a fundamental change in regulation of public utilities in North Carolina. Storm recovery property includes the right to a mandatory true-up mechanism for making any adjustments that are necessary to correct for any overcollection or undercollection of storm recovery charges or to otherwise ensure the timely payment of principal of and interest on the bonds when due and other financing costs and other required amounts and charges payable in connection with the bonds. With respect to the foregoing, interest is due on each payment date for all tranches and principal for a specific tranche is due upon the final maturity date for such tranche and the NCUC, except for changes made pursuant to the formula-based adjustment mechanism authorized under in the financing order, may not reduce, alter, or impair storm recovery charges until any and all principal, interest, premium, financing costs and other costs have been paid in full.
The Series       Bonds do not constitute a debt, liability or other obligation of, or interest in, DEP or any of its other affiliates (other than DEP NC Storm Funding). The bonds will not be insured or guaranteed by DEP, including in its capacity as sponsor, depositor, seller or servicer, or by its parent, Duke Energy Corporation, any of their respective affiliates, the indenture trustee or any other person or entity. The Series        Bonds will be nonrecourse obligations, secured only by the collateral. The Series      Bonds are not a debt or general obligation of the NCUC, the State of North Carolina or any of its political subdivisions, agencies, or instrumentalities.
The bonds will accrue interest from the date of issuance. The bonds are scheduled to pay principal and interest semi-annually and sequentially as described herein. We will pay interest and principal on the bonds on       and       of each year, beginning on       , 20  . The Series Bonds are not subject to optional redemption prior to maturity.
The Series        Bonds will be payable only from revenues received by DEP NC Storm Funding under the indenture for the bonds and funds on deposit in trust accounts relating to the bonds. These amounts, together with the storm recovery property, are the source of funds for the payment of principal of and interest on the Series       Bonds. A capital subaccount will hold the depositor’s capital contribution to DEP NC Storm Funding. An excess funds subaccount will hold revenues that are collected but not needed to meet current obligations associated with the Series       Bonds. Credit enhancement for the bonds will be provided by the true-up mechanism, as well as the capital subaccount. The primary purpose of the excess funds subaccount is not to provide credit enhancement for the bonds. However, amounts in the excess funds subaccount may be used to make debt service payments on the bonds when needed.
DEP is the depositor, sponsor, seller and initial servicer with regard to the bonds. DEP is the sole member and owner of DEP NC Storm Funding’s equity interest. DEP NC Storm Funding’s Central Index Key number is 0001881229. DEP’s Central Index Key number is 0000017797.
Investing in the Series      Bonds involves risks. See “Risk Factors” beginning on page 19 to read about factors you should consider before buying the Series       Bonds.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Series        Bonds will be ready for delivery in book-entry form through the facilities of The Depository Trust Company against payment in New York, New York on or about     .
Joint Book-Running Managers
RBC Capital MarketsCitigroup
The date of this prospectus is            , 2021

ABOUT THIS PROSPECTUS	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	2
PROSPECTUS SUMMARY	4
SUMMARY OF RISK FACTORS	17
RISK FACTORS	19
You might experience material payment delays as a result of limited sources of payment for the bonds and limited credit enhancement	19
Risks Associated with Potential Judicial, Legislative or Regulatory Actions	19
We are not obligated to indemnify you for changes in law	19
Future legal action might challenge or invalidate the Financing Act or the financing order and materially adversely affect your investment	20
Future North Carolina legislative action might attempt to invalidate the bonds or the storm recovery property	20
The NCUC might attempt to take actions which might reduce the value of your investment	21
The servicer may not fulfill its obligations to act on behalf of the bondholders to protect bondholders from actions by the NCUC or the State of North Carolina, or the servicer may be unsuccessful in any such attempt	22
A municipal entity might assert the right to acquire portions of DEP’s electric distribution facilities and avoid payment of the storm recovery charges	22
Neither DEP NC Storm Funding nor DEP is obligated to indemnify you for changes in law	22
Servicing Risks	23
Inaccurate forecasting of electric consumption or collections might reduce scheduled payments on the bonds	23
DEPs operations have been and may continue to be affected by COVID-19 in ways listed below and in ways the registrants cannot predict at this time	24
Your investment in the bonds depends on DEP or its successors or assignees acting as servicer of the storm recovery property	24
If DEP NC Storm Funding needs to replace DEP as the servicer, DEP NC Storm Funding may experience difficulties finding and using a replacement servicer	24
Changes to billing, collection and posting practices might reduce the value of your investment in the bonds	25
Cyber attacks and data security breaches could adversely affect DEP’s businesses	25
It might be difficult for successor servicers to collect the storm recovery charge from DEP’s customers	26
Risk Associated with the Unusual Nature of the Storm Recovery Property	26
Foreclosure of the indenture trustee’s lien on the storm recovery property for the bonds might not be practical, and acceleration of the bonds before maturity might result in your investment being repaid either earlier or later than expected	26
Risk Associated with Storms	26
Storm damage to DEP’s operations might impair payment of the bonds	26

i

Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer	27
The servicer will commingle the storm recovery charges with other revenues it collects, which might obstruct access to the storm recovery charges in case of the servicer’s bankruptcy and reduce the value of your investment in the bonds	27
Bankruptcy of DEP or any successor or assignee could result in losses or delays in payments on the bonds	27
The sale of the storm recovery property might be construed as a financing and not a sale in a case of DEP’s bankruptcy which might delay or limit payments on the bonds	29
Claims against DEP or any successor seller might be limited in the event of a bankruptcy of the seller	29
The bankruptcy of DEP or any successor seller might limit the remedies available to the indenture trustee	29
Other Risks Associated with the Purchase of the Bonds	29
DEP’s obligation to indemnify DEP NC Storm Funding for a breach of a representation or warranty might not be sufficient to protect your investment	29
DEP NC Storm Funding might issue additional series of storm recovery bonds	30
The credit ratings are no indication of the expected rate of payment of principal on the bonds	30
The bonds’ credit ratings might affect the market value of your bonds	31
Technological change might make alternative energy sources more attractive in the future	31
Absence of a secondary market for the bonds might limit your ability to resell bonds	31
You might receive principal payments for the bonds later than you expect	31
DEP’s credit ratings might affect the market value of your bonds	31
The ratings are no indication of the expected rate of payment of principal on the bonds and DEP NC Storm Funding might pay principal of the bonds later than expected	31
Regulatory provisions affecting certain investors could adversely affect the liquidity of the bonds	32
If the investment of collected storm recovery charges and other funds held pursuant to the indenture and the series supplement in the collection account results in investment losses or the investments become illiquid, you might receive payment of principal of and interest on the bonds later than you expect	34
DEP’S REVIEW OF STORM RECOVERY PROPERTY	35
THE STORM RECOVERY PROPERTY AND THE FINANCING ACT	38
The Storm Recovery Property	38
The Financing Act Authorizes Utilities to Recover Storm Recovery Costs Through the Issuance of Storm Recovery Bonds	38
The Financing Act Provides for the Issuance of a Financing Order	39
The Financing Act Provides for the Creation of Storm Recovery Property to Secure the Bonds	39
The Financing Act Provides for the Recovery of Storm Recovery Costs and the Issuance of the Bonds	40
The Bonds are Legal Investments for North Carolina Investors that Require Statutory Authority	42
DEP’S FINANCING ORDER	42

DEP’s Storm Recovery Financing Order	42
Storm Recovery Charges	42
True-Up Mechanism	44
Issuance Advice Letter Process	44
THE ISSUING ENTITY	46
General	46
Managers	46
Restricted Purposes	48
DEP NC Storm Funding is authorized to issue additional series of storm recovery bonds that are supported by additional and separate storm recovery property and other separate collateral.	49
DEP NC Storm Funding’s Relationship with DEP	50
Ongoing NCUC Oversight	50
Continuing Disclosure: SEC Filings	50
DEP NC Storm Funding is a Separate and Distinct Legal Entity	50
The Administration Agreement	51
DUKE ENERGY PROGRESS, LLC	51
The Depositor, Sponsor, Seller and Servicer	51
Revenues, Customer Base and Energy Consumption	51
Percentage Concentration within DEP’s Large Commercial and Industrial Customers	52
Estimated Consumption and Estimate Variance	52
Billing and Collections	53
COVID-19 Customer Protections	54
DEP Legal Proceedings	56
No Prior Storm Recovery Charge Experience, Sponsor Experience or Servicing Experience Relating to Storm Recovery Charges	56
DESCRIPTION OF THE STORM RECOVERY BONDS	58
Interest Payments Generally	58
Expected Sinking Fund Schedule	60
Payments on the Bonds	61
Principal Payments on the Bonds	62
Registration and Transfer of the Bonds	62
The Bonds Will Be Issued in Book-Entry Form	62
Definitive Bonds	65
Conditions of Issuance of Additional Storm Recovery Bonds and Acquisition of Additional Storm Recovery Property	66
Allocations as Between Series	67
Access of Bondholders	67

v

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement filed with the Securities and Exchange Commission, or SEC. This prospectus provides you with a description of the Series  Senior Secured Bonds being offered. You should carefully review this prospectus and the information, if any, contained in the documents referenced in this prospectus under the heading “Where You Can Find More Information.”
References in this prospectus to we, us, our, the issuing entity or DEP NC Storm Funding means Duke Energy Progress NC Storm Funding LLC. References to DEP, the depositor or the sponsor refer to Duke Energy Progress, LLC or to any successor thereto. References to the servicer are to DEP, and any successor servicer under the servicing agreement described in this prospectus. References to the seller mean DEP or any successor under the sale agreement described in this prospectus. References to the administrator mean DEP, or any successor or assignee under the administration agreement described in this prospectus. References to the NCUC are to the North Carolina Utilities Commission. References to the Financing Act are to Section 62-172, North Carolina General Statutes. Unless the context otherwise requires, the term customer means all existing and future customers receiving transmission or distribution service from DEP or its successors or assignees under NCUC-approved rate schedules or under special contracts, even if a customer elects to purchase electricity from an alternative electricity supplier following a fundamental change in regulation of public utilities in North Carolina. References to a financing order, unless the context indicates otherwise, are to the irrevocable financing order, dated May 10, 2021, issued by the NCUC to DEP. You can find a glossary of some of the other defined terms used in this prospectus on page 132 of this prospectus.
We have included cross-references to sections in this prospectus to allow you to find further related discussions. You can also find key topics in the table of contents on the preceding pages. Check the table of contents to locate these sections.
You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the depositor has authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. The bonds are not being offered in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current only as of the date of this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus includes forward-looking statements, including regarding expectations, estimates and projections about the electric consumption of customers, DEP’s ability to service the storm recovery property and collect the storm recovery charges, the issuing entity’s ability to pay back the bonds, and the NCUC’s adherence to the North Carolina state pledge to protect the right of bondholders. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events of performance (often, but not always, through the use of words or phrases such as “will,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “believe,” “could,” “should,” “estimated,” “may,” “plan,” “potential,” “projection,” “target,” “outlook,” “is designed to,” or “intended”) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to important factors included in “Risk Factors” (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on financial results, and could cause actual results to differ materially from those contained in forward-looking statements made by or on behalf of us or DEP, in this prospectus, in presentations, on websites, in response to questions or otherwise.
The following are some factors, among others, that could cause actual results to differ materially from those expressed or implied by forward looking statements in this prospectus:
•
the impact of the COVID-19 pandemic;

•
state, federal and foreign legislative, judicial and regulatory actions or developments, including deregulation, re-regulation and restructuring of the electric utility industry, and changes in, or changes in application of, laws or regulations applicable to other aspects of DEP’s business;

•
the accuracy of the servicer’s estimates of future demand and prices for energy;

•
costs and effects of legal and administrative proceedings, settlements, investigations and claims;

•
industrial, commercial and residential growth or decline in service territories or customer bases resulting from sustained downturns of the economy and the economic health of our service territories or variations in customer usage patterns, including energy efficiency efforts and use of alternative energy sources, such as self-generation and distributed generation technologies;

•
federal and state regulations, laws and other efforts designed to promote and expand the use of energy efficiency measures and distributed generation technologies, such as private solar and battery storage, in DEP service territory could result in customers leaving the electric distribution system, excess generation resources as well as stranded costs;

•
advancements in technology;

•
additional competition in electric markets and continued industry consolidation;

•
the influence of weather and other natural phenomena affecting electric customer energy usage in the service territory, including the economic, operational and other effects of severe storms, hurricanes, droughts and tornadoes, including extreme weather associated with climate change;

•
changing customer expectations and demands including heightened emphasis on environmental, social and governance concerns;

•
the ability to successfully operate electric generating facilities and deliver electricity to customers including direct or indirect effects to DEP resulting from an incident that affects the United States electric grid or generating resources;

•
the impact on facilities and business from a terrorist attack, cybersecurity threats, data security breaches, operational accidents, information technology failures or other catastrophic events, such as fires, explosions, pandemic health events or other similar occurrences;

•
the accuracy of the servicer’s forecast of energy consumption;

•
the accuracy of the servicer’s estimates of the customer payment patterns, including the rate of delinquencies and any collections curves;

•
the reliability of the systems, procedures and other infrastructure necessary to operate the electric business in the service territory; and

•
other factors discussed in this prospectus and any of our subsequent SEC filings.

You should not place undue reliance on forward looking statements. Each forward-looking statement speaks only as of the date on which such statement is made, and, except to the extent required by law, the depositor does not undertake any obligation to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

PROSPECTUS SUMMARY
This summary highlights some information from this prospectus. Because this is a summary, it does not contain all of the information that may be important to you. You should read this prospectus in its entirety before you buy the bonds.
You should carefully consider the Risk Factors beginning on page 19 of this prospectus before you invest in the bonds
Securities offered:
Series    Senior Secured Bonds of Duke Energy Progress NC Storm Funding LLC, as listed on the cover page of this prospectus (collectively, the “Series       Bonds”), beginning on the Initial Payment Date, we will pay interest semi-annually and principal semi-annually and sequentially in accordance with the sinking fund schedule described in this prospectus.
Issuing entity and Capital Structure:
Duke Energy Progress NC Storm Funding LLC is a special purpose subsidiary of DEP, organized as a Delaware limited liability company. DEP is our sole member and owns all of our equity interests. The issuing entity has no commercial operations. We were formed for the limited purpose of purchasing, owning and administering storm recovery property, issuing storm recovery bonds from time to time (including the Series      Bonds) and performing activities incidental thereto to finance certain activities of DEP related to the recovery of storm recovery costs. These are the first storm recovery bonds which DEP NC Storm Funding has issued. We may issue additional storm recovery bonds, but only as authorized under the financing order or under a new and separate financing order and a new indenture.
The issuing entity will be capitalized with an upfront cash deposit by DEP of 0.50% of the bonds’ principal amount issued (to be held in the capital subaccount) and will establish an excess funds subaccount to retain, until the next payment date, any amounts collected and remaining after all scheduled payments due on such payment date for the bonds have been made.
Our address and phone number are as follows: 410 South Wilmington St. Raleigh, North Carolina 27601-1748, 704-382-3853.
Federal Income Tax Status:
The bonds will be treated as debt of DEP for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” in this prospectus. For federal income tax purposes, DEP will not recognize gross income unless and until DEP bills customers for the storm recovery charges and only in connection with such billing of customers for such storm recovery charges.
The depositor, sponsor, seller and initial servicer of the bonds:
DEP is a regulated public utility primarily engaged in the generation, transmission, distribution, and sale of electricity in portions of North Carolina and South Carolina, including the greater Asheville, Fayetteville, Raleigh, and Wilmington areas. DEP’s service area covers approximately 29,000 square miles across North Carolina and South Carolina. DEP supplies electric service to approximately 1.5 million residential, commercial and industrial customers in North Carolina. During the twelve months ended December 31, 2020, DEP billed approximately 36.2 billion kilowatt hours of electricity to its electric customers in North Carolina, resulting in revenues of approximately $3.4 billion.
The address and phone number of DEP are as follows: 410 South Wilmington Street, Raleigh, North Carolina 27601-1748. DEP’s telephone number is 704-382-3853.
DEP is an indirect, wholly owned subsidiary of Duke Energy Corporation. DEP, as initial servicer, will bill and collect storm recovery charges and will remit storm recovery charge collections daily to the indenture trustee according to the terms of the servicing agreement. Neither DEP nor Duke Energy Corporation nor any other affiliate (other than us) is an obligor of the bonds. The bonds will not be insured or guaranteed by DEP, including in its capacity as sponsor, depositor, seller or servicer, or by its parent, Duke Energy Corporation, any of their respective affiliates, the indenture trustee or any other person or entity. There are currently no other retail electric providers operating in DEP’s North Carolina service territory. See “The Servicing Agreement” in this prospectus.
DEP, as initial servicer, will be entitled to receive an annual servicing fee in an amount equal to 0.05% of the aggregate initial principal amount of the bonds. This servicing fee will be payable in equal installments on each semi-annual payment date, in arrears.
The indenture trustee will pay the servicing fee (together with any portion of the servicing fee that remains unpaid from prior payment dates) to the extent of available funds prior to the distribution of any interest on and principal of the bonds.
DEP, as administrator, will be entitled to receive an annual administration fee of $50,000. This annual administration fee will be payable annually, in arrears. The indenture trustee will pay the administration fee (together with any portion of the administration fee that remains unpaid from prior payment dates) to the extent of available funds prior to the distribution of any interest on and principal of the bonds.
Our relationship with DEP:
On the issue date for the Series      Bonds, DEP will sell storm recovery property to us pursuant to a sale agreement between us and DEP. DEP will service the storm recovery property pursuant to a servicing agreement between us and DEP. See “The Sale Agreement” and “The Servicing Agreement” in this prospectus.
Neither the bonds nor the property securing the bonds is an obligation of DEP or any of its affiliates, except for us.
The issuing entity’s relationship with the NCUC:
The issuing entity is responsible to the NCUC, as provided in its organizational documents and the basic documents. Please read “The Issuing Entity” in this prospectus.
Our managers:
The following is a list of our managers as of the date of this prospectus:
Name	Age	Title	Background
Karl W. Newlin	52	Manager	Karl W. Newlin has been Senior Vice President Corporate

Name	Age	Title	Background
			Development at Duke Energy Corporation since June 2018 and has been its Treasurer since November 2018. Prior to that, Mr. Newlin was Senior Vice President and Chief Commercial Officer—Natural Gas effective with the merger of Duke Energy Corporation and Piedmont Natural Gas Company, Inc. (“Piedmont”) in October 2016. Mr. Newlin joined Piedmont in 2010 to manage its strategic planning functions, new business development activities and joint venture investments. Mr. Newlin previously served as Managing Director, Investment Banking with Merrill Lynch & Co. in its New York and Los Angeles offices.
Cynthia S. Lee	54	Manager
			Cynthia S. Lee was appointed Vice President, Chief Accounting Officer and Controller of Duke Energy Corporation, effective May 2021. Prior to that, Ms. Lee served as Director, Investor Relations since June 2019 and in various finance and accounting roles since joining Duke Energy Corporation in 2002.
Bernard J. Angelo	51	Independent Manager
			Bernard J. Angelo joined Global Securitization Service, LLC (“GSS”) in April 1997. Mr. Angelo actively assists clients and their legal counsel during the structuring phase of their transactions and assimilates bank sponsored commercial paper programs into the operating matrix at GSS. Mr. Angelo has extensive experience in managing commercial paper and medium term note programs, as well as both the business and legal side of structured finance. Fortune 1000 companies have selected Mr. Angelo to serve as independent director for their SPV subsidiaries established to finance commercial real estate, energy infrastructure and many classes of financial

Name	Age	Title	Background
assets. Mr. Angelo serves as an independent director for our affiliates, Duke Energy Florida Project Finance, LLC, Duke Energy Receivables Finance Company, LLC, Duke Energy Florida Receivables LLC and Duke Energy Progress Receivables LLC.
Credit ratings:
The bonds are expected to receive credit ratings from at least two nationally recognized statistical rating organizations. Please read “Ratings” in this prospectus.
Bond structure:
Sinking fund bonds: Tranche    , expected weighted average life      years, Tranche    , expected weighted average life      years and Tranche    , expected weighted average life      years. The bonds are scheduled to pay principal semi-annually and sequentially. See “Weighted Average Life and Yield Considerations for the Bonds” in this prospectus.
Average life profile:
Stable, meaning prepayment is not permitted and the aggregate payments of principal of and interest on the bonds and the timing of such payments are not expected to change materially over the life of the bonds under the stress cases analyzed under the heading “Weighted Average Life and Yield Considerations for the Bonds—Weighted Average Life Sensitivity” in this prospectus.
Optional redemption:
No optional redemption. Non-callable for the life of the bonds.
Payment dates and interest accrual:
Semi-annually,      and     . Interest will be calculated on a 30/360 basis. The first scheduled payment date is          , 2022 (the Initial Payment Date).
Interest is due on each payment date for the Series Bonds, and principal for each tranche is due upon the final maturity date for that tranche. Failure to pay the entire outstanding principal amount of a tranche by the final maturity date for such tranche will result in an event of default. See “Description of the Storm Recovery Bonds—Interest Payments Generally”, “—Principal Payments” and “—Events of Default; Rights Upon Event of Default” in this prospectus.
Tranche	Scheduled Final Payment Dates	Final Maturity Dates

Indenture trustee:
The Bank of New York Mellon Trust Company, National Association will act as indenture trustee under the indenture pursuant to which the bonds will be issued.
Minimum denominations of the bonds:
$2,000 and integral multiples of $1,000 in excess thereof, except for one bond, which may be of a smaller denomination.
Use of proceeds:
The issuing entity will use the proceeds of the offering to (i) purchase the storm recovery property relating to the bonds from DEP, who in turn will use the proceeds it receives from the sale of the storm recovery property to pay down a portion of its outstanding short-term debt and/or to make an equity distribution to DEP’s parent, Duke Energy Corporation, and (ii) pay upfront bond issuance costs.
Background of transaction and the enabling legislation, the Financing Act:
In 2019, the North Carolina legislature enacted the Financing Act, codified as Section 62-172, North Carolina Statutes. The Financing Act allows public utilities to access lower-cost funds through storm recovery bonds pursuant to financing orders issued by the NCUC.
The Financing Act permits the NCUC to impose nonbypassable storm recovery charges on all future and existing customers receiving transmission or distribution service from DEP or its successors or assignees under NCUC-approved rate schedules or under special contracts sufficient to pay principal of and interest on the bonds and other administrative expenses of the offering. The NCUC governs the amount and terms for collections of these storm recovery charges through one or more financing orders issued to DEP and upon the issuance of the bonds these storm recovery charges may not be reduced, impaired, postponed, terminated or otherwise adjusted by the NCUC except as adjusted pursuant to the true-up mechanism described herein.
Storm recovery charges are nonbypassable by customers:
The storm recovery charges are nonbypassable, consumption-based charges separate and apart from DEP’s base rates; the storm recovery charges are to be paid by all existing and future customers receiving transmission or distribution service from DEP or its successors or assignees under NCUC-approved rate schedules or under special contracts. Such customers must pay storm recovery charges even if a customer elects to purchase electricity from an alternative electric supplier following a fundamental change in regulation of public utilities in North Carolina.
See “DEP’s Financing Order—Storm Recovery Charges” in this prospectus.
Small initial storm recovery charge as a percentage of customer’s total electricity bill:
The initial storm recovery charge is expected to represent approximately    % of the total bill, as of      , received by 1,000 kWh North Carolina residential customer of DEP.
North Carolina state pledge to protect bondholder rights:
The State of North Carolina has pledged to the bondholders that it will not:
•
alter the provisions of the Financing Act that make the storm recovery charges imposed by the financing order irrevocable, binding, and nonbypassable charges;

•
take or permit any action that impairs or would impair the value of storm recovery property or the security for the storm recovery bonds or revises the storm recovery costs for which recovery is authorized;
•
impair the rights and remedies of bondholders, assignees, and other financing parties; or,

•
except as authorized under the Financing Act with respect to the true-up mechanism, reduce, alter, or impair storm recovery charges that are to be imposed, billed, charged collected, and remitted for the benefit of the bondholders, assignees and other financing parties until any and all principal, interest, premium, financing costs and other fees, expenses, or charges incurred, and any contracts to be performed, in connection with the storm recovery bonds have been paid and performed in full.

Nothing in this pledge will preclude limitation or alteration if full compensation is made by law for the full protection of the storm recovery charges collected pursuant to a financing order and of the bondholders and any assignee or financing party entering into a contract with the electric utility. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions—Future North Carolina legislative action might attempt to invalidate the bonds or the storm recovery property” in this prospectus.
This agreement is referred to as the state pledge.
The bonds will not be a debt or general obligation of the NCUC, the State of North Carolina, or any of its political subdivisions, agencies, or instrumentalities, and are not a charge on the full faith and credit or taxing power of the State of North Carolina or any other governmental agency or instrumentality.
NCUC mandates statutory true-up adjustments to the storm recovery charges:
The Financing Act and the financing order require that we, or DEP, file with the NCUC at least semi-annually (or beginning twelve months prior to the last scheduled payment date of the latest maturing tranche, at least quarterly) a letter applying the true-up mechanism to be reviewed by the NCUC for any mathematical errors to correct for any overcollection or undercollection of the storm recovery charges and make any adjustments to ensure the recovery of revenues sufficient to provide for the timely payment of scheduled principal of and interest on the bonds and other required amounts and charges payable in connection with the bonds (such amounts, the periodic payment requirement). Under the servicing agreement, the servicer will make adjustments to the storm recovery charges at least semi-annually. In addition to the semi-annual true-up adjustment, the servicer is authorized to make interim adjustments at any time for any reason to ensure the timely payment of the periodic payment requirement.
In addition, the servicer may make optional interim true-up adjustments to be effective simultaneously with a base rate change that includes any change in the rate allocation among customers used to determine the storm recovery charges.
There is no limit or cap on level of storm recovery charges:
Under the financing order, DEP, as initial servicer, will impose on and collect from its existing and future retail customers in North

Carolina receiving transmission or distribution service, or both, even if such customer elects to purchase electricity from an alternative supplier, Storm Recovery Charges in an amount sufficient to provide for the timely payment of principal of and interest on the bonds when due and other financing costs payable in connection with the bonds. See “Description of the Storm Recovery Bonds—Events of Default; Rights Upon Event of Default” in this prospectus.
Credit/security for the bonds:
The bonds are secured by storm recovery property, by funds on deposit in the collection account, including the general subaccount, the capital subaccount and the excess funds subaccount, by our rights under the various transaction documents, by our right to compel the servicer to file for and obtain true-up adjustments, and by all payments on or under the pledged collateral and by all proceeds in respect to the pledged collateral. See “Security for the Storm Recovery Bonds” in this prospectus. Storm recovery property is a present property right created by the Financing Act and the financing order and is protected by the state pledge described in this prospectus. See “The Storm Recovery Property and the Financing Act” in this prospectus.
In general, storm recovery property permits a storm recovery charge to be:
1.
paid by all existing and future North Carolina customers receiving transmission or distribution service, or both, from DEP or its successors or assignees under NCUC-approved rate schedules or under special contracts, even if a customer elects to purchase electricity from an alternative electric supplier following a fundamental change in regulation of public utilities in North Carolina;

2.
collected by DEP, as servicer, and remitted to the indenture trustee daily to provide for payments in respect of the bonds; and

3.
adjusted at least semi-annually (or beginning twelve months prior to the last scheduled payment date of the latest maturing tranche, at least quarterly), and more frequently as needed to ensure recovery of revenues sufficient to pay principal of and interest on the bonds when due and other financing costs and other required amounts and charges payable in connection with the bonds.

The storm recovery property securing the bonds consists of all rights and interests of DEP under the financing order. The storm recovery property is being sold to us by DEP in connection with the issuance of the bonds.
•
Storm recovery property is not a receivable, and the bonds are not secured by a pool of receivables.

Credit enhancement for the bonds will be provided by the true-up mechanism, as well as by the capital subaccount. The primary purpose of the excess funds subaccount is not to provide credit enhancement for the bonds but to hold funds collected in amounts that were more than necessary to pay current debt service. However, amounts in the excess funds subaccount may be used to make debt service payments on the bonds when needed.

Transaction Parties:
The following chart shows the transaction parties and is a general summary of the transaction.
Allocation and flow of funds:
The following chart represents a general summary of the flow of funds.
Generally, DEP’s transmission and distribution customers will pay storm recovery charges and all other components of their monthly electricity bills to DEP.
On each payment date, the indenture trustee will, with respect to the storm recovery bonds, pay or allocate, all amounts on deposit in the general subaccount of the collection account in the following order of priority:
1.
payment of the indenture trustee’s fees, expenses and outstanding indemnity amounts in an amount not to exceed annually $      in the then current calendar year (the Trustee Cap); provided, however, that the Trustee Cap shall be disregarded and inapplicable upon the acceleration of the storm recovery bonds following the occurrence of an event of default;
2.
payment of the servicing fee plus any unpaid servicing fees from prior payment dates;

3.
payment of the administration fee to the extent due on that payment date and of the fees of the issuing entity’s independent manager plus any unpaid administration or management fees from prior payment dates;

4.
payment of all of our other ordinary periodic operating expenses;

5.
payment of the interest then due, including any past-due interest;

6.
payment of the principal required to be paid on the final maturity date for each tranche or as a result of acceleration upon an event of default;

7.
payment of the principal then scheduled to be paid in accordance with the expected sinking fund schedule, including any previously unpaid scheduled principal, paid pro rata among the bonds if there is a deficiency;

8.
payment of any of our remaining unpaid operating expenses and any remaining amounts owed pursuant to the basic documents;

9.
replenishment of any amounts drawn from the capital subaccount;

10.
release to DEP of an amount equal to the rate of return on the amount contributed to the capital subaccount, including any portion of such rate of return for any prior payment date that has not yet been paid, so long as no event of default has occurred and is continuing;

11.
allocation of the remainder collected, if any, to the excess funds subaccount for future payments; and

12.
after the bonds have been paid in full and discharged and all of the foregoing amounts are paid in full, the balance, together with all amounts in the capital subaccount and the excess funds subaccount, to us free and clear of the lien of the Indnenture.

See “Security for the Storm Recovery Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus. The servicing fee referred to in clause (2) is described in “The Servicing Agreement”, and the amount of the administrative fee referred to in clause (3) above is described in “The Issuing Entity—The Administration Agreement” below.
Issuance of additional storm recovery bonds by us:
The issuing entity has been organized to serve as a special purpose limited liability company. As authorized by the financing order, our organizational documents as well as the transaction documents supporting the bonds give us the authority and flexibility to issue additional storm recovery bonds in future transactions, with the approval of the NCUC. As a result, we may acquire additional storm recovery property and issue one or more additional series of storm recovery bonds that are supported by such additional and separate storm recovery property or other collateral. For example, such future financings may include additional series of storm recovery bonds to finance additional storm recovery costs.
Any additional storm recovery bonds may be issued by us, subject to the conditions described below. Each series of additional storm recovery bonds will be secured by separate storm recovery property created by an additional financing order. Any series of additional storm recovery bonds may include terms and provisions unique to that particular series of additional storm recovery bonds. Each series of additional storm recovery bonds will have the benefit of a true-up mechanism as required by the Financing Act.
However, we may not issue additional storm recovery bonds unless the rating agency condition for the bonds has been satisfied. It will be a condition of issuance for each series of storm recovery bonds that the new series receive a rating or ratings as required by the applicable financing order. In addition, we may not issue additional storm recovery bonds unless each of the following conditions is satisfied:
•
DEP requests and receives another financing order from the NCUC;

•
each series of additional storm recovery bonds has recourse only to the storm recovery property and funds on deposit in the trust accounts held by the indenture trustee with respect to that series of additional storm recovery bonds, is nonrecourse to our other assets and does not constitute a claim against us if revenue from the storm recovery charges and funds on deposit in the trust accounts with respect to that series of additional storm recovery bonds are insufficient to pay such other series in full;

•
the indenture trustee and the rating agencies then rating any series of our outstanding storm recovery bonds are provided an opinion of a nationally recognized law firm experienced in such matters to the effect that such issuance would not result in our substantive consolidation with DEP and that there has been a true sale of the storm recovery property with respect to such series, subject to the customary exceptions, qualifications and assumptions contained therein;

•
transaction documentation for the other series provides that holders of the additional storm recovery bonds of the other series will not file or join in filing of any bankruptcy petition against us;

•
if holders of such additional storm recovery bonds are deemed to have any interest in any of our assets that are dedicated to the bonds, holders of such other additional storm recovery bonds must agree that their interest in the assets that are dedicated to the bonds is subordinate to claims or rights of holders of the bonds in accordance with the related intercreditor agreement;

•
each series of additional storm recovery bonds will have its own bank accounts or trust accounts and funds for each series of storm recovery bonds shall be remitted in accordance with the related servicing agreement and related intercreditor agreement; and

•
each series of additional storm recovery bonds will bear its own indenture trustee fees, servicer fees and administration fees due under the administration agreement.

Please read “Description of the Storm Recovery Bonds-Conditions of Issuance of Additional Storm Recovery Bonds and Acquisition of Additional Storm Recovery Property” in this prospectus.
The financing order requires that, in the event a customer does not pay in full all amounts owed under any bill including storm recovery changes, any resulting shortfalls in storm recovery charges will be allocated ratably between the indenture trustee and other bond trustees for each series of additional storm recovery bonds. Please read “The Servicing Agreement—Remittances to Collection Account” in this prospectus.
Allocation among series:
The bonds will not be subordinated in right of payment to any other series of storm recovery bonds. Each series of storm recovery bonds will be secured by its own storm recovery property, which will include the right to impose, bill, charge, collect and receive storm recovery charges calculated in respect of that series, and the right to impose interim and annual true-up adjustments in respect of that series. Each series will also have its own collection account, including any related subaccounts, into which revenue from the storm recovery charges relating to that series will be deposited and from which amounts will be withdrawn to pay the related series of storm recovery bonds. Holders of one series of storm recovery bonds will have no recourse to collateral for a different series. Each series that we may issue will also have the benefit of a true-up mechanism. The administration fees, independent manager fees and other operating expenses payable by us on a payment date will be assessed to each series of storm recovery bonds on a pro rata basis, based upon the respective outstanding principal amounts of each series. See “Security for the Storm Recovery Bonds—Description of Indenture Accounts” and “—How Funds in the Collection Account Will Be Allocated” in this prospectus.
Although each series of storm recovery bonds will have its own storm recovery property, storm recovery charges relating to the bonds and storm recovery charges relating to any other series of storm recovery bonds will be collected through single electricity bills to each electric service customer. The storm recovery charges for each series will not be separately identified on customer electricity bills, although customer electricity bills will state that a portion of the electricity bill consists of the rights to the storm recovery charges that have been sold to us.
In the event a customer does not pay in full all amounts owed under any bill including storm recovery charges, each servicer is required to allocate any resulting shortfalls in storm recovery charges ratably based on the amounts of storm recovery charges owing in respect of the bonds, any amounts owing to any other series and amounts owing to any other subsequently created special-purpose subsidiaries of the utilities which issue storm recovery bonds. See “The Servicing Agreement—Remittances to Collection Account” in this prospectus.
ERISA eligible:
Yes; please read “ERISA Considerations” in this prospectus.
Credit risk retention requirements:
The bonds are not subject to the 5% risk retention requirements imposed by Section 15G of the Securities Exchange Act of 1934 or the Exchange Act due to the exemption provided in Rule 19(b)(8) of the risk retention regulations in 17 C.F.R. Part 246 of the Exchange Act or Regulation RR. For information regarding the requirements of the European Union Securitization Regulation as to risk retention and other matters, please read “Risk Factors—Other Risks Associated with the Purchase of the Bonds—Regulatory provisions affecting certain investors could adversely affect the liquidity of the bonds” in this prospectus.
Conflicts of Interest:
Certain of the underwriters or their affiliates are lenders or may hold a portion of the short-term debt that DEP intends to repay from the proceeds it will receive from the sale of the recovery property. In such event, it is possible that one or more of the underwriters or their affiliates could receive more than 5% of the net proceeds of this offering, and in that case such underwriter could be deemed to have a conflict of interest under FINRA Rule 5121. In the event of any such conflict of interest, such underwriter would be required to conduct the distribution of bonds in accordance with FINRA Rule 5121. If the distribution is conducted in accordance with FINRA Rule 5121, such underwriter would not be permitted to sell to an account over which it exercises discretionary authority without first receiving specific written approval from the account holder.
Our legal and covenant defeasance options:
The issuing entity may, by making certain deposits in trust and meeting specified conditions, at any time, terminate all of its obligations under the indenture and the series supplement with respect to the bonds or its obligations to comply with some of the covenants in the indenture and the series supplement, including some of the covenants described under “Description of the Storm Recovery Bonds—Covenants of DEP NC Storm Funding” in this prospectus. See “Description of the Storm Recovery Bonds—DEP NC Storm Funding’s Legal and Covenant Defeasance Options” in this prospectus.
Expected settlement date
Settling flat. DTC, Clearstream and Euroclear.            , 20 .
Continuing disclosure: surveillance/internet-based information post issuance/ dedicated Web address:
Duke Energy Corporation, the parent of DEP, will establish a dedicated web address for the life of the bonds. The principal transaction documents and other information concerning the storm recovery charges and security relating to the bonds will be posted at such web address, which is currently located at www.duke-energy.com.

Pursuant to the indenture, the indenture trustee will make available on its website (currently located at https://gctinvestorreporting.bnymellon.com) to the holders of record of the bonds regular reports prepared by the servicer containing information concerning, among other things, us and the collateral. Unless and until the bonds are issued in definitive certificated form, the reports will be provided to The Depository Trust Company. The reports will be available to beneficial owners of the bonds upon written request to the indenture trustee or the servicer. These reports will not be examined and reported upon by an independent public accountant. In addition, no independent public accountant will provide an opinion thereon. Please read “Description of the Storm Recovery Bonds—Reports to Bondholders” in this prospectus.
Neither we nor the depositor is an asset-backed issuer and the bonds are not asset-backed securities as such terms are defined by the SEC in governing regulations Item 1101 of Regulation AB. However, we are filing offering documents and plan to file with the SEC required periodic and current reports related to the bonds consistent with the disclosure and reporting regime established in Regulation AB and will also post those periodic and current reports at the website set forth above.
Risk factors:
You should consider carefully the risk factors beginning on page 19 of this prospectus before you invest in the bonds.

SUMMARY OF RISK FACTORS
Set forth below is a summary of the material risk factors which you should consider before deciding whether to invest in the bonds. These risks can affect the timing or ultimate payment of the bonds and value of your security. A description of such risk factors in greater details follows this summary.
Limited Source of Payment for the Bonds:    The only source of funds for the bonds is the storm recovery property and the other limited funds held by the indenture trustee. At the time of issuance of the bonds, we will have no other assets and the bonds are non-recourse to DEP. Therefore, the sources for repayment of the bonds are limited. You must rely for payment of the bonds solely upon the Financing Act, state and federal constitutional rights to enforcement of the securitization provisions of the Financing Act, the irrevocable financing order, collections of the storm recovery charges and funds on deposit in the related accounts held by the indenture trustee.
Risks Associated with Potential Judicial, Legislative or Regulatory Actions:    The storm recovery property is an asset created under the Financing Act and through regulatory proceedings at the NCUC. Neither we nor DEP will indemnify you for any changes of law, whether as a result of Constitutional amendment, legislative enactment or any judicial proceedings.
True up adjustment filings made with the NCUC may be challenged before the NCUC, resulting in delays in implementation of the true-up adjustment. Additionally, subject to any required NCUC approval, DEP may establish billing, collection and posting arrangements with customers which could impact the timing and amount of customer payments.
Also, a municipality may seek to acquire portions of DEP’s service territory, and may dispute their obligation to pay the storm recovery charges, or even if obligated to do so, may fail to bill and remit the storm recovery charges on a timely basis.
Servicing Risks; Natural Disaster Recovery Risks:    The collection of storm recovery charges on a timely and sufficient basis depends upon the ability of the servicer to accurately forecast customer usage. If the servicer inaccurately forecasts consumption or underestimates customer delinquencies for any reason, there could be a shortfall or material delay in storm recovery charge collections. Factors which might cause inaccurate projections of usage or customer delinquencies, include unanticipated weather conditions, cyber attacks on DEP infrastructure, general economic conditions or natural or man-made disasters, such as pandemics, such as the current pandemic caused by COVID-19. DEP’s ability to collect storm recovery charges from customers may also be impacted by some of these same factors. In response to the COVID-19 pandemic, the Governor of North Carolina and the NCUC has taken actions which could impact the ability to collect the storm recovery charges, including the cessation of DEP’s ability to disconnect service, the requirement to defer payments from customers and the suspension of the requirement for customer credit deposits. Any of these actions or any future actions by the State legislature or the NCUC taken in response to COVID-19 or any future pandemic or other natural disaster may adversely affect the timing of storm recovery charge collections.
These same natural and man-made disasters may affect DEP’s ability to deliver energy. As the storm recovery charge is a consumption-based charge, any unexpected failure to deliver electricity may impact the collection of storm recovery charges. DEP’s operations could be impacted by severe weather. Any disruption in DEP’s ability to deliver energy could cause a delay or reduction in storm recovery charge collections.
It may be difficult for us to find a replacement servicer should DEP default in its obligations. Assuming we can obtain a successive servicer, the successor servicer may be less effective in servicing the charges, potentially resulting in delay in collections, and will be more costly.
Risks Associated with the Unusual Nature of Storm Recovery Property:    The unusual nature of the storm recovery property makes it unlikely that, in the event of a default, the storm recovery property could be sold. Although the bonds may be accelerated in the event of a default, as a practical matter, the storm recovery charges would likely not be accelerated.
Risk Associated with Storms:    DEP’s operations might be impacted by hurricanes, tropical storms or wind storms. Transmission, distribution and consumption of electricity might be interrupted temporarily, reducing the collections of storm recovery charges. There might be longer-lasting weather-related adverse effects on residential and commercial development and economic activity in the DEP service area, which could cause the per-kWh storm recovery charge to be greater than expected. Legislative action adverse to the bondholders might be taken in response, and such legislation, if challenged as a violation of the state pledge, might be defended on the basis of public necessity.
Risks Associated with the Potential Bankruptcy of the Seller or the Servicer:    In the event of a bankruptcy by DEP, the investor may experience a delay in payment or a default on payment of the bonds due to various factors, including the comingling of storm recovery charges with other Servicer revenue, a challenge to the characterization of the sale of the storm recovery property as a financing transaction, an effort to consolidate our assets and liabilities with those of DEP, a characterization of storm recovery payments to the bond trustee as preferential transfers, the treatment of our claims against DEP as unsecured claims, and a general limitation on the remedies available in a bankruptcy, including the risk of an automatic stay.
Other Risks:    Other risks associated with the purchase of the bonds include the inadequacy of any indemnification obligations provided by DEP, the impact of a change of ratings or the issuance of an unsolicited rating, the absence of a secondary market for the bonds, the issuance of additional storm recovery bonds or similar instruments creating greater burdens on the same customers, regulatory actions affecting certain investors and losses on investments held by the indenture trustee.

RISK FACTORS
You should consider carefully all the information included in this prospectus, including the following factors and the statements contained under the “Cautionary Statement Regarding Forward-Looking Information” in this prospectus, before you decide whether to invest in the bonds:
You might experience material payment delays as a result of limited sources of payment for the bonds and limited credit enhancement
You may suffer material payment delays on your bonds if the collateral securing your bonds is insufficient to pay the accrued interest on and the principal amount of those bonds in full. The only source of funds for payments of interest on and principal of the bonds will be the collateral. The collateral for the bonds will be limited to:
•
the storm recovery property securing the bonds, including the right to impose, bill, charge, collect and receive storm recovery charges and the right to implement the true-up mechanism in respect of the storm recovery charges;

•
the funds on deposit in the accounts held by the indenture trustee and;

•
our rights under various contracts described in this prospectus.

The bonds will not be insured or guaranteed by DEP, including in its capacity as sponsor, depositor, seller or servicer, or by its parent, Duke Energy Corporation, any of their respective affiliates, the indenture trustee or any other person or entity. The bonds will be nonrecourse obligations, secured only by the collateral. Delays in payment on the bonds might result in a reduction in the market value of the bonds and, therefore, the value of your investment in the bonds.
The bonds do not constitute a debt, liability or other obligation of, or interest in, DEP or any of its other affiliates (other than us). The bonds are not a debt or general obligation of the State of North Carolina or any of its political, subdivisions, agencies or instrumentalities, and are not a charge on the full faith and credit or taxing power of the State of North Carolina or any other governmental agency or instrumentality.
You must rely for payment of principal of and interest on the bonds solely upon the Financing Act, state and federal constitutional rights to enforcement of the Financing Act, the financing order, collections of storm recovery charges and funds on deposit in the related accounts held pursuant to the indenture and the series supplement. If these amounts are not sufficient to make payments or these are delays in recoveries, you may experience material payment delays or incur a loss on your investment in the bonds. Our organizational documents restrict our right to acquire other assets unrelated to the transactions described in this prospectus. Please read “DEP Storm Recovery NC Storm Funding LLC, The Issuing Entity” in this prospectus.
Risks Associated with Potential Judicial, Legislative or Regulatory Actions
We are not obligated to indemnify you for changes in law
Neither we nor DEP will indemnify you for any changes in the law, including any federal preemption or repeal or amendment of the Financing Act that may affect the value of your bonds. DEP will agree in the sale agreement to institute any action or proceeding as may be reasonably necessary to block or overturn any attempts to cause a repeal, modification or amendment to the Financing Act that would be materially adverse to us, the indenture trustee, or bondholders. However, DEP may not be able to take such action and, if DEP does take action, such action may not be successful. Although DEP or any successor seller might be required to indemnify us if legal action based on the law in effect at the time of the issuance of the bonds invalidates the storm recovery property, such indemnification obligations do not apply for any changes in law after the date the bonds are issued, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision. Please read “The Sale Agreement—Seller Representations and Warranties” and “The Servicing Agreement—Servicing Standards and Covenants” in this prospectus.

Future legal action might challenge or invalidate the Financing Act or the financing order and materially adversely affect your investment
The storm recovery property is created pursuant to the Financing Act and a financing order issued by the NCUC pursuant to the Financing Act. The Financing Act became effective on November 6, 2019. DEP and its affiliate, Duke Energy Carolinas (DEC) are the first utilities to petition the NCUC to issue storm recovery bonds under the Financing Act.
The Financing Act or any provisions thereof might be directly contested in courts or otherwise become the subject of litigation. In addition, the financing order or any provision thereof might be directly contested in courts or otherwise become the subject of litigation. As of the date of this prospectus, no such litigation has arisen; however, we cannot assure you that a lawsuit challenging the validity of the Financing Act or the financing order will not be filed in the future or that, if filed, such lawsuit will not be successful. If an invalidation of any relevant underlying legislative provision or financing order provision were to result from such litigation, you might lose some or all of your investment or you might experience delays in recovering your investment. See “The Storm Recovery Property and the Financing Act” and “DEP’s Financing Order” in this prospectus.
Other states have passed legislation similar to the Financing Act to authorize recoveries by utilities of specified costs, including storm recovery costs, environmental control costs, or costs associated with deregulation of the electricity market, and some of those laws have been challenged by judicial actions or utility commission proceedings. To date, none of those challenges have succeeded, but future judicial challenges might be made. An unfavorable decision challenging legislation similar to the Financing Act would not automatically invalidate the Financing Act or the financing order, but it might provoke a challenge to the Financing Act or the financing order, establish a legal precedent for a successful challenge to the Financing Act or the financing order or heighten awareness of the political and other risks of the bonds, and in that way may limit the liquidity and value of the bonds. Therefore, legal activity in other states might indirectly affect the value of your investment in the bonds.
Future North Carolina legislative action might attempt to invalidate the bonds or the storm recovery property
Under the Financing Act, the State of North Carolina has pledged not to (i) alter the provisions of the Financing Act that make the storm recovery changes imposed by the financing order irrevocable, binding and nonbypassable, (ii) take or permit any action that impairs the value of the storm recovery property or revises the storm recovery costs for which recovery is authorized or, (iii) except as provided in the true-up mechanism, reduce, alter, or impair storm recovery charges that are to be imposed, collected, and remitted for the benefit of the bondholders and other financing parties until any and all principal, interest, premium, financing costs and other fees, expenses, or charges incurred, and any contracts to be performed, in connection with the storm recovery bonds have been paid and performed in full. For a description of this state pledge, see “The Storm Recovery Property and the Financing Act—The Financing Act Provides for the Recovery of Storm Recovery Costs and the Issuance of Storm Recovery Bonds—The Financing Act Contains a State Pledge” in this prospectus. Despite the state pledge, the North Carolina legislature might attempt to repeal the Financing Act, or attempt to amend the Financing Act, or as described below, the NCUC might take certain actions that impair the storm recovery property. As of the date of this prospectus, neither we nor DEP is aware of any pending legislation in the North Carolina legislature that would affect any provisions of the Financing Act.
Hunton Andrews Kurth LLP, counsel to DEP and DEP NC Storm Funding, will deliver an opinion with respect to applicable federal constitutional principles relating to the impairment of contracts, the state pledge constitutes a contractual relationship between the bondholders and the State of North Carolina. In the event that the North Carolina legislature passes any law (or the NCUC exercising legislative powers takes any action) prior to the time that the bonds and related financing costs are fully paid and discharged that in either case limits, alters, impairs, or reduces the value of the storm recovery property or the storm recovery charges, then, absent a demonstration by the State of North Carolina that such action or inaction is necessary to further a significant and legitimate public purpose, the bondholders (or the indenture trustee acting on their behalf) would likely have a valid claim, under the Contract Clause of the U.S. Constitution, against the constitutionality of any such action or inaction that limits, alters, impairs, or reduces the value of the storm recovery property or the storm recovery charges prior to the time that the bonds are fully paid and discharged, provided that the repeal or amendment or the action or inaction would substantially impair the rights of the owners of the storm recovery property or the bondholders. Preliminary injunctive relief should be available under federal law to delay implementation of any such action or inaction hereafter taken and determined to limit, alter, impair, or reduce the value of the storm recovery property or the storm recovery charges so as to cause such an impairment in violation of the Contract Clause of the U.S. Constitution, and, upon final adjudication of a claim challenging any such action or inaction, permanent injunctive relief should be available under federal law to prevent implementation thereof.
Further, the Takings Clause of the U.S. Constitution and the Law of the Land Clause of the North Carolina Constitution would likely require the State of North Carolina to pay just compensation to the bondholders if a court determines that a repeal or amendment of the Financing Act, or any other action taken by the State of North Carolina in contravention of the state pledge, (a) completely deprived the bondholders of all economically beneficial use of the storm recovery property or (b) unduly interfered with the reasonable expectations of the bondholders arising from their investment in the bonds. Even if such State action or inaction is treated as a taking and the State of North Carolina provides you with an amount deemed to be full compensation, that amount might not be sufficient for you to fully recover your investment.
Further, nothing in the state pledge precludes any limitation or alteration of the Financing Act or a financing order if full compensation is made by law for the full protection of the storm recovery charges collected pursuant to a financing order and of the holders of the related series of bonds. It is unclear what “full compensation” and “full protection” would be afforded to holders of the bonds by the State of North Carolina if such limitation or alteration were attempted. Accordingly, no assurance can be given that any such provision would not adversely affect the market value of the related series of bonds, or the timing or receipt of payments with respect to such bonds.
We cannot assure you that a repeal of or amendment to the Financing Act will not be sought or adopted or that any action or inaction by the State of North Carolina adverse to your investment in the bonds will not occur. The servicer has agreed to take legal or administrative action, including instituting legal action, as may be reasonably necessary to attempt to block or overturn any attempts to cause a repeal of or amendment to the Financing Act or a modification of the financing order or storm recovery property. However, enforcement of any rights against the State of North Carolina or the NCUC under the state pledge may be subject to the exercise of judicial discretion in appropriate cases and to the limitations on legal remedies against State of North Carolina and local governmental entities in North Carolina. These limitations might include, for example, the necessity to exhaust administrative remedies prior to bringing suit in a court, or limitations on type and locations of courts in which the State of North Carolina or the NCUC may be sued. See “The Servicing Agreement—Servicing Standards and Covenants” in this prospectus. However, we cannot assure that the servicer would be able to take this action or that this action would be successful.
Except as described in “The Sale Agreement—Indemnification” in this prospectus, neither DEP, nor any of its successors, assignees or affiliates will indemnify you for any change in law, including any amendment or repeal of the Financing Act, that might affect the value of the bonds.
The NCUC might attempt to take actions which might reduce the value of your investment
The Financing Act provides that the financing order issued to DEP is irrevocable upon the transfer of the storm recovery property to an assignee or the issuance of the bonds, whichever is earlier, and is not subject to amendment, modification or termination by subsequent action of the NCUC, except for the periodic true-up adjustments. Apart from the financing order, the NCUC retains the power to adopt, revise or rescind rules or regulations affecting DEP or a successor utility. The NCUC also retains the power to interpret and implement the financing order. Any new or amended regulations or orders by the NCUC for example, could affect the ability of the servicer to collect the storm recovery charges in full and on a timely basis. The servicer has agreed to take legal or administrative action to resist any NCUC rule, regulation or decision that would violate the state pledge. We cannot assure you that the servicer would be successful in its efforts. Thus, future NCUC rules, regulations or decisions might adversely affect the rating of the bonds, their price or the rate of storm recovery charge collections and, accordingly, the amortization of bonds and their weighted average lives. As a result, you could suffer a loss of your investment.

The servicer is required to file with the NCUC, on our behalf, periodic true-up adjustments of the storm recovery charges. Under the irrevocable financing order, the NCUC will act to administratively approve the requested adjustment (including, if applicable, the correction of any mathematical error in such calculations) within 60 days of the date of the request for adjustment. Please read “DEP’s Financing Order—True-Up Mechanism” and “The Servicing Agreement—The NCUC’s Mandated True-Up Adjustment Process” in this prospectus. However, true-up adjustments could be challenged, and any such challenge might adversely affect the market perception and valuation of the bonds. Also, any such challenge could result in costly and time-consuming litigation, and such litigation could result in a shortfall or material delay in storm recovery charge collections.
The servicer may not fulfill its obligations to act on behalf of the bondholders to protect bondholders from actions by the NCUC or the State of North Carolina, or the servicer may be unsuccessful in any such attempt
The servicer will agree in the servicing agreement to take any action or proceeding necessary to compel performance by the NCUC and the State of North Carolina of any of their obligations or duties under the Financing Act or the financing order, including any actions reasonably necessary to block or overturn attempts to cause a repeal or modification of the Financing Act or the financing order. The servicer, however, may not be able to take those actions for a number of reasons, including due to legal or regulatory restrictions, financial constraints and practical difficulties in successfully challenging any such legislative enactment or constitutional amendment. Additionally, any action the servicer is able to take may not be successful. Any such failure to perform its obligations or to successfully compel performance by the NCUC or the State of North Carolina could negatively affect bondholders’ rights and result in a loss of their investment.
A municipal entity might assert the right to acquire portions of DEP’s electric distribution facilities and avoid payment of the storm recovery charges
A municipality might bring a proceeding and allege that it has the right to acquire portions of an electric utility’s electric distribution facilities through the power of eminent domain for use as part of municipally-owned utility systems. If a municipality were to bring such a proceeding against DEP, DEP would first contest the municipality’s right to utilize eminent domain to acquire DEP’s electric distribution facilities. If the municipality was successful in such a proceeding, then after the final, non-appealable judgment, DEP would adhere to the covenant described below in the servicing agreement. A municipality may also seek to acquire portions of an electric utility’s electric distribution facilities by exercising a unilateral contract option to request a valuation and forced sale of the electric utility’s electric distribution facilities. There can be no assurance that one or more municipalities will not seek to acquire some or all of DEP’s electric distribution facilities while the bonds remain outstanding. The Financing Act specifies that storm recovery charges approved by a financing order shall be collected by an electric utility as well as its “successors or assignees.” In the servicing agreement, DEP has covenanted to assert in an appropriate forum that any municipality that acquires any portion of DEP’s electric distribution facilities by eminent domain or by exercising a unilateral contract option, must be treated as a successor to DEP under the Financing Act and the financing order and that customers in such municipalities remain responsible for payment of storm recovery charges. However, the involved municipality might assert that it should not be treated as a successor to DEP for these purposes and that its distribution customers are not responsible for payment of storm recovery charges. In any case, DEP cannot assure you that the storm recovery charges will be collected from customers of municipally-owned utilities who were formerly customers of DEP and that such an occurrence might not affect the timing or receipt of payments with respect to your bonds.
Neither DEP NC Storm Funding nor DEP is obligated to indemnify you for changes in law
Neither we nor DEP nor any of their successors, assignees or affiliates will indemnify you for any changes in the law, including any federal preemption or repeal or amendment of the Financing Act that might affect the value of your bonds. DEP, as servicer, will agree in the servicing agreement to institute any action or proceeding as may be reasonably necessary to block or overturn any attempts to cause a repeal, modification or amendment to the Financing Act that would be materially adverse to us, the indenture trustee or bondholders. However, we cannot assure you that DEP would be able to take this action or that this action would be successful. Although DEP or any successor assignee might be required to indemnify us if legal action based on the law in effect at the time of the issuance of the bonds invalidates the storm recovery property, such indemnification obligations do not apply for any changes in law after the date the bonds are issued, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision. See “The Sale Agreement—Seller Representations and Warranties” and “The Servicing Agreement—Servicing Standards and Covenants” in this prospectus.
Servicing Risks
Inaccurate forecasting of electric consumption or collections might reduce scheduled payments on the bonds
The storm recovery charges are assessed based on forecasted customer usage. The amount and the rate of storm recovery charge collections will depend in part on actual electricity consumption and the amount of collections and write-offs. The storm recovery charges are calculated by the servicer according to the methodology approved in the financing order, which includes the allocation of cost responsibility among customer rate classes based upon the cost responsibilities approved in DEP’s most recently filed rate case. If the servicer inaccurately forecasts electricity consumption (including forecasts of electric consumption by customer rate classes) or underestimates customer delinquency or write-offs when setting or adjusting the storm recovery charges, there could be a shortfall or material delay in storm recovery charge collections, which might result in missed or delayed payments of principal and interest and lengthened weighted average life of the bonds. Please read “DEP’s Financing Order—True-Up Mechanism” and “The Servicing Agreement—The NCUC’s Mandated True-Up Adjustment Process” in this prospectus.
Inaccurate forecasting of electricity consumption by the servicer might result from, among other things:
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unanticipated weather or economic conditions, resulting in less electricity consumption than forecast;

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general economic conditions, including the economic downturn caused by COVID-19 pandemic being worse than expected, causing customers to migrate from DEP’s service territory or reduce their electricity consumption;

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the occurrence of a natural disaster, such as a hurricane, wind storm or an act of war or terrorism, cyber attack or other catastrophic event, including pandemics, unexpectedly disrupting electrical service and reducing electricity consumption;

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unanticipated changes in the market structure of the electric industry;

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large customers unexpectedly ceasing business or departing DEP’s service territory;

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dramatic and unexpected changes in energy prices resulting in decreased electricity consumption;

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customers consuming less electricity than anticipated because of increased energy prices, unanticipated increases in conservation efforts or unanticipated increases in electric consumption efficiency;

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differences or changes in forecasting methodology; or

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large customers switching to alternative sources of energy, including self-generation or co-generation of electric power in some cases without using DEP’s transmission or distribution system. Self-generators that receive no transmission or distribution service from DEP are not liable for the storm recovery charge. The Financing Act and financing order do not provide for exit fees to be charged to any customers that might leave the grid to self-generate.

Inaccurate forecasting of delinquencies or write-offs by the servicer could result from, among other things:
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unexpected deterioration of the economy, the occurrence of a natural disaster, an act of war or terrorism or other catastrophic events, including pandemics, causing greater write-offs than expected or forcing DEP or a successor utility to grant additional payment relief to more customers;

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an unexpected change in law that makes it more difficult for DEP or a successor distribution company to terminate service to nonpaying customers, or that requires DEP or a successor to apply more lenient credit standards for customers; or

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the unexpected introduction into the energy markets, as a result of a fundamental change in the regulation of electric utilities in North Carolina, of alternative energy suppliers who are authorized to collect payments arising from the storm recovery charges, but who may fail to remit customer charges to the servicer in a timely manner.

DEP’s operations have been and may continue to be affected by COVID-19 in ways listed below and in ways the registrants cannot predict at this time
The COVID-19 pandemic has impacted the Servicer’s business strategy, results of operations, financial position and cash flows, albeit not materially as of this filing date, from specific activities listed below:
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Decreased demand for electricity and natural gas;

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An inability to obtain labor or equipment necessary for the construction of generation projects;

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The health and availability of our critical personnel and their ability to perform business functions; and

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Actions of state utility commissions or federal or state governments to allow customers to suspend or delay payment of bills related to the provision of electric or natural gas services.

Furthermore, due to the unpredictability of the COVID-19 pandemic’s ongoing impact on global health and economic stability, DEP expects that the activities listed below could negatively impact their business strategy, results of operations, financial position and cash flows, each of which could impact DEP’s ability to act as servicer for the storm recovery bonds:
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An inability to procure satisfactory levels of fuels or other necessary equipment to continue production of electricity;

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An inability to maintain information technology systems and protections from cyberattack;

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An inability to obtain financing in volatile financial markets; and

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Additional federal regulation tied to stimulus and other aid packages.

Your investment in the bonds depends on DEP or its successors or assignees acting as servicer of the storm recovery property
DEP, as servicer, will be responsible for, among other things, calculating, billing, collecting and posting the storm recovery charges from customers, submitting requests to the NCUC to adjust these charges, monitoring the collateral for the bonds and taking certain actions in the event of non-payment by a customer. The indenture trustee’s receipt of collections in respect of the storm recovery charges, which will be used to make payments on bonds, will depend in part on the skill and diligence of the servicer in performing these functions. The systems that the servicer has in place for storm recovery charge billings, collections and postings, as the same may be modified by any applicable current or future NCUC regulations, might, in particular circumstances, cause the servicer to experience difficulty in performing these functions in a timely and completely accurate manner. If the servicer fails to make collections for any reason, then the servicer’s payments to the indenture trustee in respect of the storm recovery charges might be delayed or reduced. In that event, our payments on the bonds might be delayed or reduced.
If DEP NC Storm Funding needs to replace DEP as the servicer, DEP NC Storm Funding may experience difficulties finding and using a replacement servicer
If DEP ceases to service the storm recovery property related to the bonds, it might be difficult to find a successor servicer. Also, any successor servicer might have less experience and ability than DEP and might experience difficulties in collecting storm recovery charges and determining appropriate adjustments to the storm recovery charges and billing and/or payment arrangements may change, resulting in delays or disruptions of collections. A successor servicer might not be willing to perform except for fees higher than those approved in the financing order and might charge fees that, while permitted under the financing order, are substantially higher than the fees paid to DEP as servicer. DEP has agreed in the servicing agreement to indemnify the NCUC on behalf of customers for any increase in the servicing fees if DEP is replaced as a result of its willful misconduct, recklessness or negligence or termination for cause. Although a true-up adjustment would be required to allow for the increase in fees, there could be a gap between the incurrence of those fees and the implementation of a true-up adjustment to adjust for that increase that might adversely affect distributions to bondholders. In the event of the commencement of a case by or against the servicer under Title 11 of the United States Code, as amended, or the Bankruptcy Code, or similar laws, we and the indenture trustee might be prevented from effecting a transfer of servicing due to operation of the Bankruptcy Code. Any of these factors might delay the timing of payments and reduce the value of your investment.
DEP currently has accounts receivable sale arrangements under which it sells substantially all of its accounts receivable on a revolving basis. Under the intercreditor agreement to be entered into at the time of issuance of the bonds among DEP, us, the indenture trustee, and the parties to DEP’s accounts receivable sale programs, replacement of the servicer would require the agreement of the indenture trustee and the administrative agents under the accounts receivable sale programs. In the event of a default by the servicer under the servicing agreement, if the indenture trustee and the administrative agents under the accounts receivable sale programs are unable to agree on a replacement servicer, the indenture trustee would not be able to replace DEP or any successor as servicer. Any of these events could adversely affect the billing, collection and posting of the storm recovery charges and the value of your investment in the bonds. See “The Servicing Agreement” in this prospectus.
In addition to the above, it is possible that DEP may, in the future, cause other subsidiaries to issue other securities, similar to the bonds that are backed by charges owing from customers or similar types of property. DEP has covenanted in the sale agreement that, in the event of any issuance of that sort, it will also enter into an intercreditor agreement with the indenture trustee and the trustees for those other issuances, which would provide that the servicer for the bonds and those other issuances must be one and the same entity. Any expansion of the intercreditor agreement to include those subsequent issuances could further impair the ability of the indenture trustee to appoint a successor servicer in the event of a servicer default.
Changes to billing, collection and posting practices might reduce the value of your investment in the bonds
The financing order specifies the methodology for determining the amount of the storm recovery charges we may impose. However, subject to any required NCUC approval, the servicer may set its own billing, collection and posting arrangements with customers from whom it collects storm recovery charges, provided that these arrangements comply with any applicable NCUC customer safeguards and the provisions of the servicing agreement. For example, to recover part of an outstanding bill, the servicer may agree to extend a customer’s payment schedule, including the storm recovery charges. Also, subject to any required NCUC approval, the servicer may change billing, collection and posting practices, which might adversely impact the timing and amount of customer payments and might reduce storm recovery charge collections, thereby limiting our ability to make scheduled payments on the bonds. Separately, the NCUC might require changes to these practices. Any changes in billing, collection and posting practices or regulations might make it more difficult for the servicer to collect the storm recovery charges and adversely affect the value of your investment in the bonds.
Cyberattacks and data security breaches could adversely affect DEP’s businesses
Cybersecurity risks have increased in recent years as a result of the proliferation of new technologies and the increased sophistication, magnitude and frequency of cyberattacks and data security breaches. DEP relies on the continued operation of sophisticated digital information technology systems and network infrastructure, which are part of an interconnected grid. Additionally, connectivity to the internet continues to increase through grid modernization and other operational excellence initiatives. Because of the critical nature of the infrastructure, increased connectivity to the internet and technology systems’ inherent vulnerability to disability or failures due to hacking, viruses, acts of war or terrorism or other types of data security breaches, DEP face a heightened risk of cyberattack from foreign or domestic sources and have been subject, and will likely continue to be subject, to attempts to gain unauthorized access to information and/or information systems or to disrupt utility operations through computer viruses and phishing attempts either directly or indirectly through its material vendors or related third parties. In the event of a significant cybersecurity breach on either DEP or with one of our material vendors or related third parties, DEP could (i) have business operations disrupted, including the disruption of the operation of our assets and the power grid, collecting revenues or the recording, processing and/or reporting billing and collection information correctly, (ii) experience substantial loss of revenues, repair and restoration costs, penalties and costs for lack of compliance with relevant regulations, implementation costs for additional security measures to avert future cyberattacks and other financial loss and (iii) be subject to increased regulation, litigation and reputational damage all of which could materially affect DEP’s ability to bill and collect storm recovery charges or otherwise service the storm recovery property.
It might be difficult for successor servicers to collect the storm recovery charge from DEP’s customers
Any successor servicer may bring an action against a customer for non-payment of the storm recovery charge, but only a successor servicer that is a successor electric utility may terminate service for failure to pay the storm recovery charge. Partial payment of monthly electric bills shall be allocated pro rata among the storm recovery charge and other charges on the bill. A successor servicer that does not have the threat of termination of service available to enforce payment of the storm recovery charge would need to rely on the successor electric utility to threaten to terminate service for nonpayment of other portions of monthly electric utility bills. This inability might reduce the value of your investment.
Risk Associated with the Unusual Nature of the Storm Recovery Property
Foreclosure of the indenture trustee’s lien on the storm recovery property for the bonds might not be practical, and acceleration of the bonds before maturity might result in your investment being repaid either earlier or later than expected
Under the Financing Act, the indenture and the series supplement, the indenture trustee or the bondholders have the right to foreclose or otherwise enforce the lien on the storm recovery property securing the bonds. However, in the event of foreclosure, there is likely to be a limited market, if any, for the storm recovery property. Therefore, foreclosure might not be a realistic or practical remedy. Moreover, although principal of the bonds will be due and payable upon acceleration of the bonds before maturity, we do not anticipate that the storm recovery charges will be adjusted beyond the periodic payment requirement and therefore storm recovery charges likely would not be sufficient to pay principal due and payable upon such an acceleration, and the nature of our business will result in principal of the bonds being paid as funds become available. See “DEP’s Financing Order—True-Up Mechanism” in this prospectus. If there is an acceleration of the bonds, all of the bonds will be paid pro rata; therefore, some bonds might be paid earlier than expected and some bonds might be paid later than expected.
Risk Associated with Storms
Storm damage to DEP’s operations might impair payment of the bonds
DEP’s operations might be impacted by hurricanes, tropical storms, winter storms or wind storms. Transmission, distribution and consumption of electricity might be interrupted temporarily, reducing the collections of storm recovery charges. There might be longer-lasting weather-related adverse effects on residential and commercial development and economic activity in the DEP service area, which could cause the per-kWh storm recovery charge to be greater than expected. Legislative action adverse to the bondholders might be taken in response, and such legislation, if challenged as a violation of the state pledge, might be defended on the basis of public necessity. Please read “The Storm Recovery Property and the Financing Act—The Financing Act Provides for the Recovery of Storm Recovery Costs and the Issuance of Storm Recovery Bonds—The Financing Act Contains a State Pledge” and “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions—Future North Carolina legislative action might attempt to invalidate the bonds or the storm recovery property” in this prospectus.

Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer
For a more detailed discussion of the following bankruptcy risks, please read “How a Bankruptcy May Affect Your Investment” in this prospectus.
The servicer will commingle the storm recovery charges with other revenues it collects, which might obstruct access to the storm recovery charges in case of the servicer’s bankruptcy and reduce the value of your investment in the bonds
DEP, as servicer, will be required to remit estimated storm recovery charge collections to the indenture trustee no later than the second servicer business day of receipt. Prior to remitting such funds to the indenture trustee, the servicer will not segregate the storm recovery charges from the other funds it collects from customers or its general funds. The storm recovery charges will be estimated and segregated only when the servicer remits them to the indenture trustee.
Despite this requirement, the servicer might fail to remit the full amount of the storm recovery charges payable to the indenture trustee or might fail to do so on a timely basis. This failure, whether voluntary or involuntary, might materially reduce the amount of storm recovery charge collections available to make payments on the bonds.
Absent a default under the servicing agreement, DEP will be required to remit estimated storm recovery charges to the indenture trustee. While DEP will be responsible for identifying and calculating the actual amount of storm recovery charges in the event of a default under the servicing agreement, it may be difficult for DEP to identify such charges, given existing limitations in its billing system.
The Financing Act provides that the priority of a lien and security interest perfected in recovery property is not impaired by the commingling of the funds arising from storm recovery charges with any other funds. In a bankruptcy of the servicer, however, a bankruptcy court might rule that federal bankruptcy law takes precedence over the Financing Act and might decline to recognize our right to collections of the storm recovery charges that are commingled with other funds of the servicer as of the date of bankruptcy. If so, the collections of the storm recovery charges held by the servicer as of the date of bankruptcy would not be available to pay amounts owing on the bonds. In this case, we would have only a general unsecured claim against the servicer for those amounts. This decision could cause material delays in payments of principal or interest, or losses, on your bonds and could materially reduce the value of your investment in the bonds.
Bankruptcy of DEP or any successor or assignee could result in losses or delays in payments on the bonds
DEP, as seller, will represent and warrant in the sale agreement that the transfer of the storm recovery property to us under that sale agreement is a valid sale and assignment of that storm recovery property from the seller to us. The seller will also represent, warrant, and covenant that it will take the appropriate actions under the Financing Act to perfect a backup grant in the sold storm recovery property. The Financing Act provides that the transactions described in the sale agreement shall constitute a sale of the storm recovery property to us, and the seller and we will treat the transaction as a sale under applicable law, although for financial reporting and tax reporting purposes the transaction will be treated as debt of the seller. If the seller were to become a debtor in a bankruptcy case, and a party in interest (including the seller itself) were to take the position that the sale of the storm recovery property to us should be recharacterized as the grant of a security interest in such recovery property to secure a borrowing of the seller, delays in payments on the bonds could result. If a court were to adopt such position, then further delays as well as reductions in payments on the bonds could result.
Pursuant to the Financing Act and the financing order, upon the sale of the storm recovery property, the storm recovery property is created as a current property right, and it thereafter continuously exists as property for all purposes. Nonetheless, if the seller were to become the debtor in a bankruptcy case, a party in interest (including the seller itself) may take the position that, because the storm recovery charges are usage-based charges, recovery property comes into existence only as customers use electricity. If a court were to adopt this position, no assurance can be given that the court would not also rule that any storm recovery property relating to electricity consumed after the commencement of the seller’s bankruptcy case was not required to be transferred to us, thus resulting in delays or reductions of payments on the bonds.

A bankruptcy court generally follows state property law on issues such as those addressed by the provisions described above. However, a bankruptcy court has authority not to follow state law if it determines that the state law is contrary to a paramount federal bankruptcy policy or interest. If a bankruptcy court in a bankruptcy of DEP refused to enforce one or more of the State property law provisions described above for this reason, the effect of this decision on you as a bondholder would be similar to the treatment you would receive in a bankruptcy of DEP if the bonds had been issued directly by DEP, including without limitation possibly causing material delays in payment of, or losses on, your bonds and possibly materially reducing the value of your investment in the bonds. Specific examples of possible effects are set forth below. A decision by the bankruptcy court that, despite our separateness from DEP, our assets and liabilities and those of DEP should be substantively consolidated would have a similar effect on you as a bondholder.
The Issuing Entity has taken steps together with DEP, as the seller, to reduce the risk that in the event DEP or an affiliate of DEP were to become the debtor in a bankruptcy case, a court would order that our assets and liabilities be substantively consolidated with those of DEP or an affiliate. Such steps include, without limitation, provisions in our limited liability company agreement concerning entity separation and requiring an independent manager. Nonetheless, these steps might not be completely effective, and thus if DEP or an affiliate of DEP were to become a debtor in a bankruptcy case, a court may order that our assets and liabilities be substantively consolidated with those of DEP or the affiliate. This might cause material delays in payment of, or losses on, your bonds and might materially reduce the value of your investment in the bonds. For example:
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without permission from the bankruptcy court, the indenture trustee might be prevented from taking actions against DEP or recovering or using funds on your behalf or replacing DEP as the servicer;

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the bankruptcy court might order the indenture trustee to exchange the storm recovery property for other property, which might be of lower value;

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tax or other government liens on DEP’s property that arose after the transfer of the storm recovery property to us might nevertheless have priority over the indenture trustee’s lien and might be paid from storm recovery charge collections before payments on your bonds;

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the indenture trustee’s lien might not be properly perfected in storm recovery property collections that were commingled with other funds of DEP collected from customers as of the date of DEP’s bankruptcy, or might not be properly perfected in all of the storm recovery property, including, without limitation, if all perfection requirements are not met, and the lien might therefore be set aside in the bankruptcy, with the result that your bonds would represent only general unsecured claims against DEP;

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the bankruptcy court might rule that neither our property interest nor the indenture trustee’s lien extends to storm recovery charges in respect of electricity consumed after the commencement of DEP’s bankruptcy case, with the result that your bonds would represent only general unsecured claims against DEP;

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we and DEP might be relieved of the obligation to make any payments on your bonds during the pendency of the bankruptcy case and might be relieved of any obligation to pay interest accruing after the commencement of the case;

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DEP might be able to alter the terms of your bonds as part of its plan of reorganization;

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the bankruptcy court might rule that the storm recovery charges should be used to pay a portion of the cost of providing electric service;

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the bankruptcy court might rule that the remedy provisions of the sale agreement are unenforceable, leaving us with an unsecured claim of actual damages against DEP which might be expensive and difficult to prove;

Furthermore, if DEP enters bankruptcy proceedings, it might be permitted to stop acting as servicer with consent of the NCUC, and it may be difficult to find a third party to act as servicer. The failure of the servicer to perform its duties or the inability to find a successor servicer might cause payment delays or losses on your investment in the bonds. Also, the mere fact of a servicer or seller bankruptcy proceeding might have an adverse effect on the resale market for the bonds and on the value of the bonds.
The sale of the storm recovery property might be construed as a financing and not a sale in a case of DEP’s bankruptcy which might delay or limit payments on the bonds
The Financing Act provides that the characterization of a transfer of recovery property as a sale or other absolute transfer will not be affected or impaired by treatment of the transfer as a financing for federal or state tax purposes or financial reporting purposes. We and DEP will treat the transaction as a sale under applicable law, although for financial reporting and income and franchise tax purposes the transaction is intended to be treated as a financing. In the event of a bankruptcy of DEP, a party in interest in the bankruptcy might assert that the sale of the storm recovery property to us was a financing transaction and not a “sale or other absolute transfer” and that the treatment of the transaction for financial reporting and tax purposes as a financing and not a sale lends weight to that position. If a court were to characterize the transaction as a financing, we expect that we would, on behalf of ourselves and the indenture trustee, be treated as a secured creditor of DEP in the bankruptcy proceedings, although a court might determine that we only have an unsecured claim against DEP. Even if we had a security interest in the storm recovery property, we would not likely have access to the related storm recovery charge collections during the bankruptcy and would be subject to the risks of a secured creditor in a bankruptcy case, including the possible bankruptcy risks described in the immediately preceding risk factor. As a result, repayment of the bonds might be significantly delayed and a plan of reorganization in the bankruptcy might permanently modify the amount and timing of payments to us of the related storm recovery charge collections and therefore the amount and timing of funds available to us to pay bondholders.
Claims against DEP or any successor seller might be limited in the event of a bankruptcy of the seller
If the seller were to become a debtor in a bankruptcy case, claims, including indemnity claims, by us against the seller under the sale agreement and the other documents executed in connection with the sale agreement would be unsecured claims and would be adjudicated in the bankruptcy case. In addition, the bankruptcy court might estimate any contingent claims that we have against the seller and, if it determines that the contingency giving rise to these claims is unlikely to occur, estimate the claims at a lower amount. A party in interest in the bankruptcy of the seller might challenge the enforceability of the indemnity provisions in a sale agreement. If a court were to hold that the indemnity provisions were unenforceable, we would be left with a claim for actual damages against the seller based on breach of contract principles, which would be subject to estimation and/or calculation by the court. We cannot give any assurance as to the result if any of the above-described actions or claims were made. Furthermore, we cannot give any assurance as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving the seller.
The bankruptcy of DEP or any successor seller might limit the remedies available to the indenture trustee
Upon an event of default for the bonds under the indenture, the Financing Act permits the indenture trustee to enforce the security interest in the storm recovery property, as well as the statutory lien created by the Financing Act in the storm recovery property, in accordance with the terms of the indenture. In this capacity, and pursuant to the Financing Act and the financing order, the indenture trustee is permitted to request the NCUC to order the sequestration and payment to bondholders of all revenues arising with respect to the related storm recovery property. There can be no assurance, however, that the NCUC or a court would issue this order, or that a court would respect the NCUC’s right to order sequestration, after a DEP bankruptcy in light of the automatic stay provisions of Section 362 of the United States Bankruptcy Code. In that event, the indenture trustee would be required to seek an order from the bankruptcy court lifting the automatic stay to permit this action by the NCUC or a court, and an order requiring an accounting and segregation of the revenues arising from the storm recovery property. There can be no assurance that a court would grant either order.
Other Risks Associated with the Purchase of the Bonds
DEP’s obligation to indemnify DEP NC Storm Funding for a breach of a representation or warranty might not be sufficient to protect your investment
DEP will be obligated under the sale agreement to indemnify us and the indenture trustee, for itself and on behalf of the bondholders, only in specified circumstances. DEP will not be obligated to repurchase the storm recovery property in the event of a breach of any of its representations, warranties or covenants regarding such storm recovery property. Similarly, DEP will be obligated under the servicing agreement to indemnify us and the indenture trustee, for itself and on behalf of the bondholders only in specified circumstances. Please read “The Sale Agreement” and “The Servicing Agreement” in this prospectus.
Neither the indenture trustee nor the bondholders will have the right to accelerate payments on the related bonds as a result of a breach under the sale agreement or servicing agreement, absent an event of default under the indenture and series supplement as described in “Description of the Storm Recovery Bonds—Events of Default; Rights Upon Event of Default.” Furthermore, DEP might not have sufficient funds available to satisfy its indemnification obligations, and the amount of any indemnification paid by DEP might not be sufficient for you to recover all of your investment in the bonds. In addition, if DEP becomes obligated to indemnify bondholders, the ratings on the bonds might be downgraded as a result of the circumstances causing the breach and the fact that bondholders will be unsecured creditors of DEP with respect to any of these indemnification amounts. DEP will not indemnify any person for any loss, damages, liability, obligation, claim, action, suit or payment resulting solely from a downgrade in the ratings on the bonds, or for any consequential damages, including any loss of market value of the bonds resulting from a default or a downgrade of the ratings of the bonds. Please read “The Sale Agreement—Seller Representations and Warranties” and “—Indemnification” in this prospectus.
DEP NC Storm Funding might issue additional series of storm recovery bonds
The financing order authorizes us to issue one or more series of storm recovery bonds not to exceed the aggregate principal amount of the Financeable Balance as of the issuance date. We may also, at our sole discretion, acquire separate and additional storm recovery property, and issue one or more additional storm recovery property bonds supported by such additional storm recovery property. In addition, DEP may in its sole discretion sell storm recovery property to one or more entities other than us in connection with the issuance of a new series of storm recovery bonds. Any new series may include terms and provisions that would be unique to that particular series. We may not issue additional storm recovery bonds, nor may DEP sell storm recovery property to other entities issuing storm recovery bonds, if the issuance would not satisfy the rating agency condition. If additional series of storm recovery bonds are issued, storm recovery charge revenues collected by or for the benefit of DEP will be prorated among the owners of the storm recovery property associated with each such series based on the respective amounts of storm recovery charges billed and not yet paid. However, we cannot assure you that a new series or issuance would not cause reductions or delays in payment on your bonds. In addition, some matters relating to the bonds may require the vote of the holders of all series of the bonds. Your interests in these votes might conflict with the interests of the beneficial owners of bonds of another series or with the interests of holders of other securities that might be issued. Thus, these votes could result in an outcome that is materially unfavorable to you.
The credit ratings are no indication of the expected rate of payment of principal on the bonds
We expect the bonds will receive credit ratings from at least two nationally recognized statistical rating organizations (NRSRO). A rating is not a recommendation to buy, sell or hold the bonds. The ratings merely analyze the probability that we will repay the total principal amount of the bonds at the final maturity date (which is later than the scheduled final payment date) and will make timely interest payments. The ratings are not an indication that the rating agencies believe that principal payments are likely to be paid on time according to the expected sinking fund schedule.
Under Rule 17g-5 of the Exchange Act, NRSROs providing the sponsor with the requisite certification will have access to all information posted on a website by the sponsor for the purpose of determining the initial rating and monitoring the rating after the closing date in respect of the bonds. As a result, an NRSRO other than the NRSRO hired by the sponsor (the hired NRSRO) may issue ratings on the bonds (unsolicited ratings), which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSROs. The unsolicited ratings may be issued prior to, or after, the closing date in respect of the bonds. Issuance of any unsolicited rating will not affect the issuance of the bonds. Issuance of an unsolicited rating lower than the ratings assigned by the hired NRSRO on the bonds might adversely affect the value of the bonds and, for regulated entities, could affect the status of the bonds as a legal investment or the capital treatment of the bonds. Investors in the bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO. None of DEP, us, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus. In addition, if we or DEP fail to make available to a non-hired NRSRO any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the bonds, a hired NRSRO could withdraw its ratings on the bonds, which could adversely affect the market value of your bonds and/or limit your ability to resell your bonds.
The bonds’ credit ratings might affect the market value of your bonds
A downgrading of the credit ratings of the bonds might have an adverse effect on the market value of the bonds. Credit ratings might change at any time and an NRSRO has the authority to revise or withdraw its rating based solely upon its own judgment. In addition, any downgrade in the credit ratings of the bonds may result in the bonds becoming ineligible to be held by certain funds or investors, which may require such investors to liquidate their investment in the bonds and result in lower prices and a less liquid trading market for the bonds.
Technological change might make alternative energy sources more attractive in the future
Technological developments and/or tax or other economic incentives might result in the introduction of economically attractive, more fuel-efficient, more environmentally-friendly and/or more cost-effective alternatives to purchasing electricity through a utility’s distribution facilities for increasing numbers of retail customers. Manufacturers of self-generation facilities may develop smaller-scale, more fuel-efficient on-site generating and/or storage units that can be cost-effective options for a greater number of retail customers. Moreover, an increase in self-service power may result if extreme weather conditions result in shortages of grid-supplied energy or if other factors cause grid-supplied energy to be less reliable. Customers who self-generate their electricity must pay the storm recovery charges to the extent that such energy, or emergency back-up power, is transmitted through use of a utility’s delivery system. Technological developments might allow greater numbers of retail customers to reduce or even altogether avoid storm recovery charges under such provisions through on-site generation and storage. This might reduce the kilowatt-hours of electric energy delivered to retail customers by means of DEP’s transmission and distribution facilities, thereby causing storm recovery charges to the remaining retail customers to increase.
Absence of a secondary market for the bonds might limit your ability to resell bonds
The underwriters for the bonds might assist in resales of such bonds but they are not required to do so. A secondary market for the bonds might not develop. If a secondary market does develop, it might not continue or there might not be sufficient liquidity to allow you to resell any of your bonds. We do not anticipate that any bonds will be listed on any securities exchange. Please read “Plan of Distribution” in this prospectus.
You might receive principal payments for the bonds later than you expect
The amount and the rate of collection of the storm recovery charges for the bonds, together with the related storm recovery charge adjustments, will generally determine whether there is a delay in the scheduled repayments of bond principal.
DEP’s credit ratings might affect the market value of your bonds
Although DEP is not an obligor on the bonds, a downgrading of DEP’s current credit ratings might have an adverse effect, at least temporarily, on the market value of the bonds. Credit ratings might change at any time. A rating agency has the authority to revise or withdraw its rating based solely upon its own judgment.
The ratings are no indication of the expected rate of payment of principal on the bonds and DEP NC Storm Funding might pay principal of the bonds later than expected
The bonds will be rated by one or more established rating agencies. A rating is not a recommendation to buy, sell or hold the bonds. The ratings merely analyze the probability that we will repay the total principal amount of such tranche of the bonds at its final maturity date (which is later than the expected final payment date) and will make timely interest payments. The ratings are not an indication that the rating agencies believe that principal payments are likely to be paid on time according to the expected sinking fund schedule. Thus, we might repay the principal of your bonds later than you expect, which might materially reduce the value of your investment.
Regulatory provisions affecting certain investors could adversely affect the liquidity of the bonds
European Union (EU) legislation comprising Regulation (EU) 2017/2402 (as amended, the EU Securitization Regulation) and certain related regulatory technical standards, implementing technical standards and official guidance (together, the European Securitization Rules) impose certain restrictions and obligations with regard to securitizations (as such term is defined for purposes of the EU Securitization Regulation). The European Securitization Rules are in force throughout the EU (and are expected also to be implemented in the non-EU member states of the European Economic Area) in respect of securitizations the securities of which were issued (or the securitization positions of which were created) on or after January 1, 2019.
Pursuant to the European Securitization Rules, EU Institutional Investors investing in a securitization (as so defined) must, among other things, verify that (a) certain credit-granting requirements are satisfied, (b) the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than 5%, determined in accordance with Article 6 of the EU Securitization Regulation, and discloses that risk retention, and (c) the originator, sponsor or relevant securitization special purpose entity has, where applicable, made available information as required by Article 7 of the EU Securitization Regulation. EU Institutional Investors include: (a) insurance undertakings and reinsurance undertakings as defined in Directive 2009/138/EC, as amended; (b) institutions for occupational retirement provision falling within the scope of Directive (EU) 2016/2341 (subject to certain exceptions), and certain investment managers and authorized entities appointed by such institutions; (c) alternative investment fund managers as defined in Directive 2011/61/EU which manage and/or market alternative investment funds in the EU; (d) certain internally-managed investment companies authorized in accordance with Directive 2009/65/EC, and managing companies as defined in that Directive; (e) credit institutions as defined in Regulation (EU) No 575/2013 (CRR) (and certain consolidated affiliates thereof); and (f) investment firms as defined in CRR (and certain consolidated affiliates thereof).
With respect to the United Kingdom (UK), relevant UK established or UK regulated persons (as described below) are subject to the restrictions and obligations of the EU Securitization Regulation as it forms part of UK domestic law by operation of the European Union (Withdrawal) Act 2018 (as amended, the EUWA), and as amended by the Securitisation (Amendment) (EU Exit) Regulations 2019, and as further amended from time to time, the UK Securitization Regulation. The UK Securitization Regulation, together with (a) all applicable binding technical standards made under the UK Securitization Regulation, (b) any EU regulatory technical standards or implementing technical standards relating to the EU Securitization Regulation (including such regulatory technical standards or implementing technical standards that are applicable pursuant to any transitional provisions of the EU Securitization Regulation) forming part of UK domestic law by operation of the EUWA, (c) all relevant guidance, policy statements or directions relating to the application of the UK Securitization Regulation (or any binding technical standards) published by the Financial Conduct Authority (the FCA) and/or the Prudential Regulation Authority (the PRA) (or their successors), (d) any guidelines relating to the application of the EU Securitization Regulation that are applicable in the UK, (e) any other transitional, saving or other provision relevant to the UK Securitization Regulation by virtue of the operation of the EUWA and (f) any other applicable laws, acts, statutory instruments, rules, guidance or policy statements published or enacted relating to the UK Securitization Regulation, in each case, as may be further amended, supplemented or replaced, from time to time, are referred to in this prospectus as the UK Securitization Rules.
Article 5 of the UK Securitization Regulation places certain conditions on investments in a “securitization” (as defined in the UK Securitization Regulation) by a UK Institutional Investor. UK Institutional Investors include: (a) an insurance undertaking as defined in section 417(1) of the Financial Services And Markets Act 2000 (as amended, the FSMA); (b) a reinsurance undertaking as defined in section 417(1) of the FSMA; (c) an occupational pension scheme as defined in section 1(1) of the Pension

Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA; (d) an alternative investment fund manager as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulation 2013 that markets or manages alternative investments funds (as defined in regulation 3 of the Alternative Investment Fund Managers Regulation 2013) in the UK; (e) a management company as defined in section 237(2) of the FSMA; (f) an undertaking for collective investment in transferable securities as defined by section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; and (g) a CRR firm as defined in CRR, as it forms part of UK domestic law by virtue of the EUWA (and certain consolidated affiliates thereof).
Prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the UK Securitization Regulation), a UK Institutional Investor, other than the originator, sponsor or original lender (each as defined in the UK Securitization Regulation), must, among other things: (a) verify that, where the originator or original lender is established in a third country (i.e. not within the UK), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness; (b) verify that, if established in the third country (i.e. not within the UK), the originator, sponsor or original lender retains on an ongoing basis a material net economic interest that, in any event, shall not be less than 5%, determined in accordance with Article 6 of the UK Securitization Regulation, and discloses the risk retention to the affected investors; (c) verify that, where established in a third country (i.e. not within the UK), the originator, sponsor or relevant securitization special purpose entity, where applicable, made available information that is substantially the same as that which it would have made available under Article 7 of the UK Securitization Regulation (which sets out certain transparency requirements) if it had been established in the UK and has done so with such frequency and modalities as are substantially the same as those with which it would have made information available if it had been established in the UK; and (d) carry out a due-diligence assessment that enables the UK Institutional Investor to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures and (ii) all the structural features of the securitization that can materially impact the performance of the securitisation position.
Neither we nor DEP believe that the bonds fall within the definition of a “securitization” for purposes of the EU Securitization Regulation or the UK Securitization Regulation as there is no tranching of credit risk associated with exposures under the transactions described in this prospectus. Therefore, such transactions are not subject to the European Securitization Rules or the UK Securitization Rules. As such, neither we nor DEP, nor any other party to the transactions described in this prospectus, intend, or are required under the transaction documents, to retain a material net economic interest in respect of such transactions, or to take, or to refrain from taking, any other action, in a manner prescribed or contemplated by the European Securitization Rules or the UK Securitization Rules. In particular, no such person undertakes to take, or to refrain from taking, any action for purposes of compliance by any investor (or any other person) with any requirement of the European Securitization Rules or the UK Securitization Rules to which such investor (or other person) may be subject at any time.
However, if a competent authority were to take a contrary view and determine that the transactions described in this prospectus do constitute a securitization for purposes of the EU Securitization Regulation or the UK Securitization Regulation, then any failure by an EU Institutional Investor or a UK Institutional Investor (as applicable) to comply with any applicable European Securitization Rules or UK Securitization Rules (as applicable) with respect to an investment in the bonds may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions and remedial measures.
Consequently, the bonds may not be a suitable investment for EU Institutional Investors or UK Institutional Investors. As a result, the price and liquidity of the bonds in the secondary market may be adversely affected.
Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own advisors and any relevant regulator or other authority regarding the scope, applicability and compliance requirements of the European Securitization Rules and the UK

Securitization Rule, and the suitability of the bonds for investment. Neither we nor DEP, nor any other party to the transactions described in this prospectus, make any representation as to any such matter, or have any liability to any investor (or any other person) for any non-compliance by any such person with the European Securitization Rules, the UK Securitization Rules or any other applicable legal, regulatory or other requirements.
If the investment of collected storm recovery charges and other funds held pursuant to the indenture and the series supplement in the collection account results in investment losses or the investments become illiquid, you might receive payment of principal of and interest on the bonds later than you expect
Funds held pursuant to the indenture and the series supplement in the collection account will be invested in eligible investments. Eligible investments include money market funds having a rating from Moody’s Investors Service, Inc. (or any successor in interest), or Moody’s, and Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business (or any successor in interest), or S&P, of P-1 and A-1, respectively. Although investments in these money market funds have traditionally been viewed as highly liquid with a low probability of principal loss, illiquidity and principal losses have been experienced by investors in certain of these funds as a result of disruptions in the financial markets in recent years. If investment losses or illiquidity are experienced, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in the bonds.

DEP’S REVIEW OF STORM RECOVERY PROPERTY
Pursuant to the rules of the SEC, DEP, as sponsor, has performed, as described below, a review of the storm recovery property underlying the bonds. As required by these rules, the review was designed and effected to provide reasonable assurance that disclosure regarding the storm recovery property is accurate in all material respects. DEP did not engage a third party in conducting its review.
The bonds will be secured under the indenture by the storm recovery bond collateral. The principal asset of the indenture’s trust estate is the storm recovery property relating to the bonds. The storm recovery property is a present property right authorized and created pursuant to Financing Act and the financing order. The storm recovery property includes the right to impose, bill, charge, collect and receive nonbypassable irrevocable storm recovery charges in amounts necessary to pay principal on and interest of the bonds and other required amounts and charges owing in connection with the bonds, the right under the financing order to obtain true-up adjustments of storm recovery charges under Financing Act (with respect to adjustments, in the manner and with the effect provided in the servicing agreement) and all revenue, collections, claims, right to payments, payments, money and proceeds arising out of the rights and interests created under the financing order. Under the Financing Act and the financing order, the storm recovery charges are payable by all existing and future customers receiving transmission or distribution service from DEP or its successors or assignees under NCUC-approved rate schedules or under special contracts, even if a customer elects to purchase electricity from an alternative electricity supplier following a fundamental change in regulation of public utilities in North Carolina.
The storm recovery property is not a receivable, and the principal collateral securing the bonds is not a pool of receivables. Storm recovery charges that relate to the storm recovery property are irrevocable and not subject to reduction, impairment, postponement, termination or, except for the specified true-up adjustments to correct any overcollections or undercollections, adjustment by further action of the NCUC. The rates at which storm recovery charges are billed to customers will be adjusted to correct any overcollections or undercollections from prior periods. These adjustments are intended to ensure the recovery of revenues sufficient to retire the principal amount of the bonds in accordance with the expected sinking fund schedule, to pay all interest on the bonds when due, to pay fees and expenses of servicing the bonds and premiums, if any, associated with the bonds and to fund any required credit enhancement for the bonds. In addition to the semi-annual true-up adjustments, the servicer is also required to implement (a) quarterly true-up adjustments if bonds of Series are outstanding following the latest scheduled final payment date for such bonds, and (b) may request an interim true-up adjustment at any time for any reason to ensure timely payment of scheduled principal of and interest on the bonds and other required amounts and charges owing in connection with the bonds on the next payment date. There is no cap on the level of storm recovery charges that may be imposed on electric customers as a result of the true-up adjustment process to pay principal of and interest on the bonds when due and other required amounts and charges owing in connection with the bonds. All revenues and collections resulting from storm recovery charges provided for in the financing order are part of the storm recovery property. The storm recovery property relating to the bonds is described in more detail under “The Storm Recovery Property and the Financing Act” in this prospectus.
In the financing order, the NCUC, among other things:
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orders that the owner of storm recovery property is authorized to impose, bill, charge, collect, and adjust from time to time (as described in the financing order) a storm recovery charge to be collected on a per kWh basis from all applicable customer rate classes until the bonds are paid in full and all other costs of the bonds have been recovered in full;

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orders that such storm recovery charges shall be in amounts sufficient to ensure the timely recovery of DEP’s storm recovery costs and financing costs including the payment of principal of and interest on the bonds;

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orders that upon the transfer of the storm recovery property to us by DEP, we will have all rights and interest of DEP with respect to the storm recovery property including, without limitation, the right to impose, bill, charge, collect and receive storm recovery charges authorized by the financing order and all revenues, collections, claims, rights to payments, or proceeds with respect thereto; and

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reaffirms that it shall not take or permit any action that impairs or would impair the value of storm recovery property or revise the storm recovery costs for which recovery is authorized or, except for the true-up adjustment, reduce, alter, or impair storm recovery charges that are to be imposed, collected, charged and remitted for the benefit of the bondholders and other financing parties until any and all principal, interest, premium, financing costs and other fees, expenses, or charges incurred, and any contracts to be performed, in connection with the related bonds have been paid and performed in full.

Please read “The Storm Recovery Property and the Financing Act” and “DEP’s Financing Order” in this prospectus for more information.
The characteristics of storm recovery property are unlike the characteristics of assets underlying mortgage and other commercial asset based financings because storm recovery property is a creature of statute and state regulatory commission proceedings. Because the nature and characteristics of storm recovery property and many elements of storm recovery bond financings are set forth in and constrained by the Financing Act and the financing order, DEP, as sponsor, does not select the assets to be pledged as collateral in ways common to many traditional asset-based financings. Moreover, the bonds do not contain origination or underwriting elements similar to typical mortgage or other loan transactions involved in other forms of asset-backed securities. The Financing Act and the financing order require the imposition on, and collection of storm recovery charges from, existing and future customers. Since the storm recovery charges are assessed against all such customers and the true-up mechanism adjusts for the impact of customer defaults, the collectability of the storm recovery charges is not ultimately dependent upon the credit quality of particular DEP customers, as would be the case in the absence of the true-up adjustment.
The review by DEP of the storm recovery property underlying the bonds has involved a number of discrete steps and elements as described in more detail below. First, DEP has analyzed and applied the Financing Act’s requirements for recovering storm recovery costs and approval of the NCUC for the issuance of the financing order and in its proposal with respect to the characteristics of the storm recovery property to be created pursuant to the financing order. In preparing this proposal, DEP worked with its counsel and its structuring advisor in preparing the application for a financing order. DEP has analyzed economic issues and practical issues for the scheduled payment of principal of and interest on the bonds, including the impact of economic factors, potential for disruptions due to weather or catastrophic events and its own forecasts for customer growth as well as the historic accuracy of its prior forecasts.
In light of the unique nature of the storm recovery property, DEP has taken (or, prior to the offering of the bonds, will take) the following actions in connection with its review of the storm recovery property and the preparation of the disclosure for inclusion in this prospectus describing the storm recovery property, the bonds and the proposed financing transaction:
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reviewed the Financing Act, other relevant provisions of North Carolina statutes and any applicable rules, regulations and orders of the NCUC as they relate to the storm recovery property in connection with the preparation and filing of the application with the NCUC for the approval of the financing order in order to confirm that the application and proposed financing order satisfied applicable statutory and regulatory requirements;

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actively participated in the proceeding before the NCUC relating to the approval of the requested financing order;

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compared the process by which the financing order was adopted and approved by the NCUC to the Financing Act and any applicable rules and regulations of the NCUC as they relate to the storm recovery property to confirm that it met such requirements;

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compared the proposed terms of the bonds to the applicable requirements in the Financing Act, other relevant provisions of North Carolina statutes, the financing order and any applicable regulations of the NCUC to confirm that they met such requirements;

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prepared and reviewed the agreements to be entered into in connection with the issuance of the bonds and compared such agreements to the applicable requirements in the Financing Act, other relevant provisions of North Carolina statutes, the financing order and any applicable regulations of the NCUC to confirm that they met such requirements;

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reviewed the disclosure in this prospectus regarding the Financing Act, other relevant provisions of North Carolina statutes, the financing order and the agreements to be entered into in connection with the issuance of the bonds, and compared such descriptions to the relevant provisions of the Financing Act, other relevant provisions of North Carolina statutes, the financing order and such agreements to confirm the accuracy of such descriptions;

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consulted with legal counsel to assess if there is a basis upon which the bondholders (or the indenture trustee acting on their behalf) could successfully challenge the constitutionality of any legislative action by the State of North Carolina (including action by the NCUC or the voters by amendment to the North Carolina Constitution) that could repeal or amend the provisions of the Financing Act in a way that could substantially impair the value of the storm recovery property, or substantially reduce, alter or impair the storm recovery charges;

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reviewed the process and procedures in place for it, as servicer, to perform its obligations under the servicing agreement, including billing, collecting, receiving and posting the storm recovery charges to be provided for under the storm recovery property, forecasting storm recovery charges, and preparing and filing applications for true-up adjustments to the storm recovery charges;

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reviewed the operation of the true-up adjustment for adjusting storm recovery charge levels to meet the scheduled payments on the bonds and in this context took into account its experience with the NCUC; and

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with the assistance of its advisors, prepared financial models in order to set the initial storm recovery charges to be provided for under the storm recovery property at levels sufficient to pay principal of and interest on the bonds when due and other required amounts and charges owing in connection with the bonds.

In connection with the preparation of such models, DEP:
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reviewed (i) the historical electric consumption and customer growth within its service territory and (ii) forecasts of expected energy sales and customer growth; and

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analyzed the sensitivity of the weighted average life of the bonds in relation to variances in actual energy consumption levels and related charge collections from forecasted levels and in relation to the true-up adjustment in order to assess the probability that the weighted average life of the bonds may be extended as a result of such variances, and in the context of the operation of the true-up adjustment for adjustment of storm recovery charges to address undercollections or overcollections in light of scheduled payments on the bonds to prevent an event of default.

As a result of this review, DEP has concluded that:
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the storm recovery property, the financing order and the agreements to be entered into in connection with the issuance of the bonds meet in all material respects the applicable statutory and regulatory requirements;

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the disclosure in this prospectus regarding the Financing Act, other relevant provisions of North Carolina statutes, the financing order and the agreements to be entered into in connection with the issuance of the bonds is, as of its respective date, accurate in all material respects and fails to omit any material information;

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the servicer has adequate processes and procedures in place to perform its obligations under the servicing agreement;

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storm recovery charges, as adjusted from time to time as provided in the Financing Act and the financing order, are expected to generate sufficient revenues to pay principal of and interest on the bonds when due and other required amounts and charges owing in connection with the bonds; and

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the design and scope of DEP’s review of the storm recovery property as described above is effective to provide reasonable assurance that the disclosure regarding the storm recovery property in this prospectus is accurate in all material respects.

THE STORM RECOVERY PROPERTY AND THE FINANCING ACT
The Storm Recovery Property
In general terms, all of the rights and interests of DEP that relate to the bonds under the financing order, upon transfer to us pursuant to the sale agreement, are referred to in this prospectus as the storm recovery property. The storm recovery property includes the right to impose, bill, charge, collect and receive, through the storm recovery charges payable by customers who receive electric transmission or distribution service from DEP or its successors or assignees under rate schedules approved by the NCUC or under special contracts, including the State and other governmental entities, an amount sufficient to pay principal and interest and other amounts in connection with the bonds. The Financing Act provides that the right to collect payments based on the storm recovery charge is a present property right that may be pledged, assigned or sold in connection with the issuance of the bonds.
The storm recovery property is not a receivable, and the principal collateral securing the bonds is not a pool of receivables.
During 2020, approximately 22% of DEP’s total North Carolina retail billed electric consumption was by industrial customers, approximately 31% was by commercial customers and approximately 43% was by residential customers, with other entities comprising approximately 4% of DEP’s total retail billed electric consumption. Except in their capacity as customers, neither the State of North Carolina nor any political subdivision, agency, authority or instrumentality of the State of North Carolina, nor any other entity, will be obligated to provide funds for the payment of principal of and interest on the bonds.
Storm recovery charges authorized in the financing order are irrevocable and not subject to reduction, impairment, or adjustment by further action of the NCUC, except for at least semi-annual true-up adjustments that are necessary to correct for any overcollection or undercollection of the storm recovery charges or to otherwise ensure the timely payment of principal of and interest on the bonds when due and other financing costs and other required amounts and charges payable in connection with the bonds. Please read “DEP’s Financing Order—True-Up Mechanism” in this prospectus. All revenues resulting from storm recovery charges are part of the storm recovery property.
The storm recovery property relating to the bonds is described in more detail under “The Sale Agreement—Sale and Assignment of Storm Recovery Property” in this prospectus.
The aggregate principal amount of bonds that may be issued pursuant to the financing order may not exceed the Financeable Balance on the date of issuance. The servicer will bill and collect storm recovery charges allocable to the bonds and will remit the collections to the indenture trustee. DEP will include the storm recovery charges (which may relate to one or more series of bonds) as a separate line item on its customers’ bills.
Because the amount of storm recovery charge collections will depend in part on the amount of electricity consumed by customers of DEP or its successor, the amount of collections may vary from year to year. Please read “Duke Energy Progress, LLC” in this prospectus.
Under the Financing Act, if a default or termination occurs under the terms of the bonds, the indenture trustee or the holders of the bonds may foreclose on or otherwise enforce their lien and security interest in the storm recovery property.
However, in the event of foreclosure, there is likely to be a limited market, if any, for the storm recovery property. Therefore, foreclosure might not be a realistic or practical remedy. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Storm Recovery Property—Foreclosure of the indenture trustee’s lien on the storm recovery property for the bonds might not be practical, and acceleration of the bonds before maturity might result in your investment being repaid either earlier or later than expected” and “Description of the Storm Recovery Bonds—Events of Default; Rights Upon Event of Default” in this prospectus.
The Financing Act Authorizes Utilities to Recover Storm Recovery Costs Through the Issuance of Storm Recovery Bonds
On November 6, 2019, the Financing Act, codified as Section 62-172, North Carolina General Statutes, became effective, authorizing public utilities in the State of North Carolina to petition the NCUC for financing orders that authorize, among other things,

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The issuance of storm recovery bonds;

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The creation of storm recovery property; and

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The imposition, collection, and periodic adjustments of storm recovery charges.

The Financing Act gives an electric utility the opportunity to finance the recovery of storm recovery costs it has incurred or expects to incur and storm recovery costs was deemed reasonable and prudent by the NCUC through a final order approving a settlement or other final order issued by the NCUC.
In order to finance their storm recovery costs and financing costs, North Carolina utilities may petition for a financing order under the Financing Act. As described below, DEP petitioned for the first such financing order, which was issued by the NCUC on May 10, 2021, which was clarified and corrected by the NCUC in an Order Clarifying and Correction Financing Order on July 13, 2021.
The Financing Act Provides for the Issuance of a Financing Order
The Financing Act authorizes the NCUC to issue a financing order. A financing order provides for the creation of storm recovery property, including the right to impose, bill, charge, collect and receive the storm recovery charges and for the issuance of storm recovery bonds.
In addition, a financing order will:
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authorize the transfer of storm recovery property to an issuing entity to secure storm recovery bonds;

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set forth procedures for establishing the initial storm recovery charges and for periodic true-up adjustments to storm recovery charges in the event of overcollection or undercollection of storm recovery charges;

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remain in effect until the storm recovery bonds issued pursuant to the financing order have been paid in full and the NCUC-approved financing costs of such bonds have been recovered in full; and

•
remain in effect and unabated notwithstanding the reorganization, bankruptcy, or other insolvency proceedings, merger, or sale of the electric utility or its successors or assignees.

Having issued the financing order, the NCUC may not, in exercising its powers and carrying out its duties regarding any matter within its authority, (i) consider storm recovery bonds issued pursuant to the financing order to be the debt of DEP other than for federal income tax purposes, (ii) consider the storm recovery charges paid under the financing order to be the revenue of DEP for any purpose, or (iii) consider the storm recovery costs or financing costs specified in the financing order to be the costs of DEP, nor may the NCUC determine any action taken by DEP which is consistent with the financing order to be unjust or unreasonable.
The Financing Act Provides for the Creation of Storm Recovery Property to Secure the Bonds
The Financing Act authorizes the NCUC, through issuance of a financing order, to provide for the creation of storm recovery property to secure repayment of storm recovery bonds. Storm recovery property is defined under the Financing Act as all of the following:
(i)   the rights and interests of an electric utility or its successor or assignee under a financing order, including the right to impose, bill, charge, collect and receive storm recovery charges authorized in the financing order and to obtain periodic adjustments to such storm recovery charges as provided in the financing order, and
(ii)   all revenues, collections, claims, rights to payment, payments, money or proceeds arising from the rights and interests specified in the financing order, regardless of whether such revenues, collections, claims, rights to payment, payments, money or proceeds are imposed, billed, received, collected or maintained together with or commingled with other revenues, collections, rights to payment, payments, money or proceeds. Pursuant to the Financing Act and a financing order, the owner of storm recovery property is authorized to impose and collect a nonbypassable, consumption based, storm recovery charge, which charges shall be paid by all existing and future customers receiving transmission or distribution service from the electric utility (or its successors or assignees) under NCUC-approved rate schedules or under special contracts (i.e., contracts with large industrial users), even if the customer elects to purchase electricity from an alternative electric supplier following a fundamental change in regulation of public utilities in North Carolina. Under current law, customers of North Carolina electric utilities cannot buy their electricity from alternative electric suppliers. DEP has not entered into any special contracts with its retail customers.
The storm recovery charges authorized to be imposed and collected pursuant to the Financing Act and a financing order are designed to recover (among other financing costs) all principal of and interest on the bonds, and any other costs of issuing, supporting, repaying and servicing such bonds, as more fully described below.
The Financing Act Provides for the Recovery of Storm Recovery Costs and the Issuance of the Bonds
The Financing Act contains a number of provisions designed to facilitate the recovery of storm recovery costs and the issuance of storm recovery bonds.
A Financing Order is Irrevocable.   Once storm recovery bonds have been issued or storm recovery property has been transferred under an effective financing order, the financing order, together with the storm recovery charges established in the financing order, are irrevocable and not subject to amendment, modification or termination by the NCUC. The only exception is for periodic true-up adjustments pursuant to the Financing Act in order to correct overcollections or undercollections of storm recovery charges and to ensure that sufficient funds are available for payments of principal of and interest on the storm recovery bonds when due and other financing costs and required amounts and charges payable in connection with such bonds.
The Financing Act Contains a State Pledge.   Under the Financing Act, the State of North Carolina has pledged to storm recovery bondholders, that it will not (i) alter the provisions of the Financing Act that make the storm recovery charges imposed by a financing order irrevocable, binding and nonbypassable, (ii) take or permit any action that impairs or would impair the value of the storm recovery property, (iii) impair the rights and remedies of the holders, assignees, and other financing parties or (iv) except for “true-up” adjustments discussed in the following paragraph, reduce, alter, or impair the storm recovery charges to be imposed, collected and remitted for the benefit of the holders of storm recovery bonds until any and all principal, interest, other financing costs and other fees, expenses, or charges incurred, and any contracts to be performed, in connection with the storm recovery bonds have been paid in full. This state pledge does not preclude any limitation or alteration of the Financing Act or a financing order if “full compensation” is made by law for the “full protection” of the storm recovery charges collected pursuant to a financing order and of the holders of the storm recovery bonds or any financing party entering into a contract with the electric utility. Further, even after a financing order is effective, the NCUC retains the power to interpret the financing order. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” in this prospectus.
Storm Recovery Charge Adjustments.   The Financing Act requires the NCUC to provide a formula-based true-up mechanism pursuant to which the storm recovery charges are to be reviewed and adjusted at least semi-annually. The purposes of these adjustments are:
•
to correct any overcollections or undercollections of the charges during the preceding remittance period, and

•
to ensure the recovery of revenues sufficient to provide for the timely payments of scheduled principal of and interest on the storm recovery bonds, and related financing costs of supporting, repaying and servicing the storm recovery bonds approved under the financing order.

Neither the Financing Act nor the financing order imposes any cap on the size of storm recovery charges.
Transmission and Distribution Customers Cannot Avoid Storm Recovery Charges—Nonbypassable.   The Financing Act provides that the storm recovery charges are nonbypassable. The charges will be collected from all existing and future North Carolina customers receiving transmission or distribution service from the utility or its successors or assignees under NCUC-approved rate schedules or under special contracts, even if the customer elects to purchase electricity from an alternative electric supplier following a fundamental change in regulation of public utilities in the State. Self-generators that receive no transmission or distribution service from DEP are not liable for the storm recovery charge. The Financing Act and the financing order do not provide for exit fees to be charged to any customers that might leave the grid to self-generate.
Any successor to DEP, whether pursuant to any reorganization, bankruptcy, or other insolvency proceeding or whether pursuant to any merger or acquisition, sale, or other business combination, or transfer by operation of law, as a result of electric utility restructuring or otherwise, is required to cooperate with the servicer in performing and satisfying all obligations of, and will have the same rights under the financing order as, DEP in the same manner and to the same extent as DEP, including cooperating with the servicer in collecting and paying to us the revenues, collections, payments or proceeds of the storm recovery property.
The Financing Act Protects the Lien on Storm Recovery Property for the Benefit of Bondholders.   The Financing Act governs whether the transfer of storm recovery property from the electric utility to an issuer of bonds will be enforceable and will be perfected under North Carolina law and whether the security interest granted by us to the indenture trustee in the storm recovery property will be perfected under North Carolina law. The Financing Act provides that a transfer of an interest in storm recovery property to an assignee is enforceable only upon the later of:
•
the financing order being issued,

•
the seller having rights in the storm recovery property or the power to transfer rights in the storm recovery property to an assignee,

•
transfer documents having been executed and delivered to the assignee in connection with the issuance of bonds, and

•
the receipt of value.

A transfer of or security interest in the storm recovery property is perfected by means of a filing under the Financing Act. Upon perfection, the lien attaches both to storm recovery property and to all proceeds of storm recovery property, whether the related storm recovery charges have accrued or not. Perfection of the indenture trustee’s security interest in the storm recovery property is necessary in order to establish the priority of the indenture trustee’s security interests over claims of other parties to the storm recovery property.
The Financing Act provides that the priority of a security interest in storm recovery property will not be impaired by:
•
later modifications to the financing order or storm recovery property; or

•
commingling of funds arising from storm recovery property with other funds.

The Financing Act further provides that any other security interest that may apply to such funds, other than a security interest perfected in accordance with the Financing Act, are terminated when such funds are transferred to a segregated account for the assignee or a financing party.
The Financing Act Provides that the Transfer of Storm Recovery Property Is a True Sale.   The Financing Act provides that an electric utility’s transfer of storm recovery property is a “true sale” and is not a pledge of or a secured transaction relating to the electric utility’s right, title and interest in the storm recovery property (other than for federal and state income and franchise tax purposes) and that legal and equitable title passes to the transferee, if the agreement governing that transfer expressly states that the transfer is a sale or other absolute transfer. The transfer as a true sale is not affected by:
•
commingling of amounts arising with respect to the storm recovery property with other amounts;

•
retention by the electric utility of (i) a partial or residual interest, including an equity interest, in the storm recovery property, whether direct or indirect, or whether subordinate or otherwise or (ii) the right to recover costs associated with taxes, franchise fees, or license fees imposed on the collection of storm recovery charges;
•
any recourse that the transferee may have against the electric utility;

•
any indemnifications, obligations, or repurchase rights made or provided by the electric utility;

•
the responsibility of the electric utility to collect storm recovery charges;

•
the seller acting as servicer of the storm recovery charges;

•
the treatment of the sale, conveyance, assignment, or other transfer for tax, financial reporting, or other purposes; or

•
granting or providing to holders of the bonds a preferred right to the storm recovery property or credit enhancement by the electric utility or its affiliates with respect to the related bonds.

Please read “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings” and “Bankruptcy and Creditors’ Rights Issues” in this prospectus.
The Bonds are Legal Investments for North Carolina Investors that Require Statutory Authority
Under the Financing Act, the following North Carolina entities may legally invest any sinking funds, moneys, or other funds belonging to them or under their control in the bonds:
•
the State of North Carolina, the investment board, municipal corporations, political subdivisions, public bodies, and public officers, except for members of the NCUC;

•
banks and bankers, savings and loan associations, credit unions, trust companies, savings banks and institutions, investment companies, insurance companies, insurance associations, and other persons carrying on a banking or insurance business;

•
personal representatives, guardians, trustees, and other fiduciaries; and

•
all other persons whatsoever who are now or may hereafter be authorized to invest in bonds or other obligations of a similar nature.

DEP’S FINANCING ORDER
DEP’s Storm Recovery Financing Order
On May 10, 2021 the NCUC issued to DEP its first financing order under the Financing Act, which was clarified and corrected by the NCUC in an Order Clarifying and Correction Financing Order on July 13, 2021. No party appealed the financing order and the financing order is final and non-appealable. After issuance of the bonds, the financing order, pursuant to the Financing Act, is irrevocable and is not subject to amendment, modification or termination by further action of the NCUC, except as contemplated by the periodic true-up adjustments.
The financing order authorizes the issuance of the bonds in one or more series in an aggregate principal amount not to exceed the Financeable Balance as of the issuance date.
Storm Recovery Charges
Storm Recovery Charges Will Be Imposed in Amounts Sufficient to Pay the Bonds and Related Costs.    Under the financing order, the NCUC authorizes the owner of storm recovery property to impose, bill, collect and adjust from time to time a storm recovery charge, to be collected on a per kWh basis from all applicable DEP North Carolina customer rate classes until the bonds are paid in full and all financing costs and other costs of the bonds have been recovered in full. Such storm recovery charges are designed to be in amounts sufficient to retire the principal amount of the bonds in accordance with the expected sinking fund schedule, to pay all interest on the bonds when due, to pay fees and expenses of servicing the bonds and premiums, if any, associated with the bonds and to fund any required credit enhancement for the bonds. Under the financing order, there is no limit on the amount of the storm recovery charge.

Each Rate Class Will Pay a Different Storm Recovery Charge Based upon Ratemaking Cost Allocation.    Under the Financing Act and the financing order, storm recovery charges are determined by allocating the revenue requirement payable from such charges among all North Carolina customer rate classes in accordance with the cost-of-service methodology used in DEP’s most recently filed rate case. The storm recovery charge will be a single per kilowatt hour charge assessed against each rate class of customers as part of each customer’s regular monthly billing.
The defined rate classes of customers and their respective percentage allocations of responsibility for the payment of revenue requirements to be recovered from the storm recovery charges based upon the most recent filed rate case by DEP and approved in the financing order are set forth below. The Allocation Percentages set forth below are approximate.
North Carolina Rate Class	Allocation Percentage*
Residential	78.608%
Commercial	18.933%
Industrial	2.209%
Streetlighting	0.250%
100.000%

*
Note: Percentages may not add up due to rounding.

Although the storm recovery charges payable by each rate class of customers will differ, any deficiency in the payment of such charges by any class of customers, including write-offs or other reasons, will be included in determining the revenue requirement used in calculating the next “true-up” adjustment for all customers. Similarly, if the servicer decides to implement an optional interim true-up to address an expected deficiency in the payment of such charges by a particular class of customers, the expected deficiency will be included in determining the revenue requirement which will be allocated among all classes of customers in the true-up adjustment. Please read “DEP’s Financing Order—True-Up Mechanism” below.
The Financing Order Provides a Procedure to Calculate the Initial Storm Recovery Charge.   The initial storm recovery charges will be determined in accordance with the financing order and filed with the NCUC as part of the bond approval process described below. Please read “DEP’s Financing Order—Issuance Advice Letter Process” below. As of            , 2021, the approximate initial storm recovery charge for an average 1,000 kWh North Carolina residential customer will be $      per month. The storm recovery charges will become effective for all billing periods on and after the date of issue of the bonds and will be subject to periodic true-up as described below.
DEP Will Collect the Storm Recovery Charges as Initial Servicer.   Storm recovery charges will be assessed by DEP, as the initial servicer, for our benefit as owner of the storm recovery property. Storm recovery charges will be based on a customer’s actual consumption of electricity delivered by means of DEP’s transmission and distribution facilities from time to time. Storm recovery charges will be collected by DEP from customers as part of its normal collection activities. Storm recovery charges will be deposited by DEP into the collection account under the terms of the indenture, the series supplement and the servicing agreement. Estimated daily storm recovery charge collections will be remitted to the indenture trustee on each business day. The estimated payments made by DEP will be based upon the average number of days each bill remains outstanding, adjusted for any expected delinquencies. Estimated remittances will be reconciled with actual storm recovery bond collections at least annually, and the overcollection or undercollection credited to or remitted by the servicer. Please read “The Servicing Agreement—Remittances to Collection Account” in this prospectus.
Partial Payments of Storm Recovery Charges Will Be Pro-Rated.   If a customer pays only a portion of its bill, a pro-rata amount (based on all charges billed to such customer) of storm recovery charge revenues will be deemed to be collected. The portion owed in respect of storm recovery charges may be further allocated among different series of storm recovery bonds issued by us pursuant to the financing order, and possibly other series of storm recovery bonds, issued by us pursuant to additional financing orders under the Financing Act, based upon the size of the storm recovery charges imposed with respect to each such series of storm recovery bonds.
True-Up Mechanism
Storm Recovery Charges Must Be Trued-Up At Least Semi-annually.   The Financing Act and the financing order require that we, or the electric utility, file with the NCUC at least semi-annually (at least quarterly beginning twelve months prior to the last scheduled payment date of the latest maturing tranche) a letter applying the true-up mechanism to be reviewed by the NCUC for any mathematical errors to correct for any overcollection or undercollection of the storm recovery charges and make any adjustments to ensure the recovery of revenues sufficient to provide for the timely payment of the periodic payment requirement. Under the servicing agreement, the servicer will make adjustments to the storm recovery charges at least semi-annually. In addition to the semi-annual true-up adjustment, the servicer is authorized to make optional interim adjustments at any time for any reason to ensure the timely payment of the periodic payment requirement. Necessary true-up adjustments are to be made to correct for overcollection or undercollection of storm recovery charges or to otherwise ensure the timely payment of the periodic payment requirement. There are no caps on the level of storm recovery charges that may be imposed on customers as a result of the true-up process.
In addition to the semi-annual true-up adjustments, the servicer (a) is also required to implement quarterly true-up adjustments beginning twelve months prior to the scheduled final payment date for the latest maturing bonds, and (b) may request an optional interim true-up adjustment at any time for any reason to ensure timely payment of principal of and interest on the bonds and other required amounts and charges owing in connection with the bonds on the next payment date.
Upon the filing of a true-up adjustment letter made pursuant to the financing order, the NCUC shall either administratively approve the requested true-up calculation in writing or inform the servicer of any mathematical or clerical errors in its calculation as expeditiously as possible but no later than 30 days following the servicer’s true-up filing; and that notification and correction of any mathematical or clerical errors shall be made so that the true-up is implemented within 30 days of the servicer’s filing of a true-up adjustment letter. No potential modification to correct an error in a true-up adjustment letter shall delay its effective date and any correction or modification which could not be made prior to the effective date shall be made in the next true-up adjustment letter. Upon administrative approval or the passage of 30 days without notification of a mathematical or clerical error, no further action of the NCUC will be required prior to implementation of the true-up.
In accordance with the financing order, the Public Staff is permitted to perform a limited audit of ongoing financing costs provided, however, that unless an adjustment to the storm recovery charge is necessary to correct for any mathematical or clerical error, the NCUC may not make any adjustments to storm recovery charges as a result of the Public Staff audit. Any other findings of the Public Staff audit shall instead be resolved at DEP’s next general rate case.
True-Up Mechanism and State Pledge.   The State has pledged in the Financing Act that it will not take or permit any action that would impair the value of the storm recovery property, or, except as permitted in connection with a true-up adjustment authorized by the Financing Act, reduce, alter or impair the storm recovery charges until the principal, interest and premium, if any, and any other charges incurred and contracts to be performed in connection with the related bonds, have been paid and performed in full.
Issuance Advice Letter Process
The financing order provides a procedure for approval of the process by which the storm recovery bonds will be issued and the effectiveness of the initial storm recovery charges. On the first business day after pricing of the bonds and prior to their issuance, DEP is required to file with the NCUC an issuance advice letter, which will contain, among other things:
•
the actual structure of the storm recovery bond issuance

•
the scheduled final payment dates and legal maturities of the storm recovery bonds

•
over-collateralization levels (if any)

•
any other credit enhancements

•
revised estimates of the up-front financing costs proposed to be financed and estimates of the ongoing financing costs for the first collection period and other information specific to the storm recovery bonds from proceeds of the storm recovery bonds

•
certifications from DEP that (i) the issuance of storm recovery bonds and the imposition of storm recovery charges will provide quantifiable benefits to customers as compared to the costs that would have been incurred absent the issuance of storm recovery bonds; and (ii) the final structuring, marketing, and pricing of the storm recovery bonds resulted in the lowest storm recovery charges consistent with market conditions at the time the storm recovery bonds are priced and the terms set forth in the financing order.

The issuance advice letter will become effective on the date of issuance of the bonds unless the NCUC issues a stop order, prior to 12:00 p.m. ET on the third business day after pricing of such bonds. Unless the NCUC issues such a stop order, it will be deemed that the NCUC affirmatively and conclusively authorized the issuance of the bonds and delivery of the bonds will proceed without any further action of the NCUC. The NCUC shall only issue an order to stop the transaction if it determines that (i) the transaction does not comply with the financing order or (ii) it is not satisfied with the certifications it has received pursuant to the financing order.

THE ISSUING ENTITY
General
The issuing entity is a limited liability company organized under the laws of the State of Delaware and are governed by an amended and restated limited liability company agreement. DEP is our sole member. We were formed on August 12, 2021.
The issuing entity has been organized to serve as a special purpose subsidiary of DEP, for the limited purpose of holding the storm recovery property and issuing the storm recovery bonds secured by the storm recovery property and the other collateral and related activities to finance certain activities of DEP related to the recovery of storm recovery costs. At the time of the issuance of the storm recovery bonds, our assets will consist primarily of the storm recovery property and the other collateral held under the indenture and the series supplement for the storm recovery bonds.
As authorized by the financing order, our organizational documents, as well as the transactional documents supporting the storm recovery bonds, give us the authority and flexibility to issue additional series of storm recovery bonds authorized by the financing order or one or more future financing orders issued by the NCUC and to acquire additional storm recovery property which will be pledged to the payment of other storm recovery bonds unless a separate issuer is required to satisfy the rating agency condition. As a result, we may acquire additional storm recovery property and issue one or more additional series of storm recovery bonds that are supported by such additional and separate storm recovery property or other collateral to finance the storm recovery costs approved by a financing order, or to finance other storm recovery costs. See “Security for the Storm Recovery Bonds—Issuance of Additional Storm Recovery Bonds” and “—Allocations as Between Series of Storm Recovery Bonds” in this prospectus.
Each series of storm recovery bonds that we may issue will be backed by separate storm recovery property we acquire for the separate purpose of repaying that series. Any new series of storm recovery bonds may include terms and conditions that would be unique to that particular series. Each series that we may issue will have the benefit of a true-up mechanism.
However, additional series of storm recovery bonds may not be issued unless that rating agency condition has been satisfied. See “Security for the Storm Recovery Bonds—Issuance of Additional Storm Recovery Bonds” in this prospectus.
As of the date of this prospectus, the issuing entity has not carried on any business activities and has no operating history. Our limited liability company agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.
We will enter into a servicing agreement under which DEP, on our behalf, will manage, service and administer, and make collections in respect of, the storm recovery property. See “The Servicing Agreement” in this prospectus.
On or before the date of issuance of the storm recovery bonds, DEP will make a capital contribution to us in an amount not less than 0.5% of the initial principal amount of the bonds. Under the financing order, DEP will be entitled to a return on this capital contribution equal to the rate of interest on the longest tranche of the storm recovery bond. This return will be available for distribution to DEP, subject to the priority of payment set forth in the indenture and the series supplement. See “Security for the Storm Recovery Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus.
Our principal place of business is 410 South Wilmington St., Raleigh, North Carolina 27601-1748, 704-382-3853.
Managers
Pursuant to our limited liability company agreement, our business will be managed by a management committee consisting of three or more managers. Our limited liability company agreement requires that we have at least one independent manager, whose selection and replacement will be subject to ratification by the

NCUC. The independent manager must be a natural person who, for the five-year period prior to his or her appointment as an independent manager has not been and during the continuation of his or her service as independent manager is not:
•
a member, partner, equity holder, manager, director, officer or employee of DEP or any of its equityholders or Affiliates (other than as an independent director, independent manager or special member of DEP or an Affiliate of DEP that is not in the direct chain of ownership of DEP and that is required by such DEP’s creditors to be a single purpose bankruptcy remote entity); provided, that the indirect or beneficial ownership of stock of the Member or its Affiliates through a mutual fund or similar diversified investment vehicle with respect to which the owner does not have discretion or control over the investments held by such diversified investment vehicle shall not preclude such owner from being an Independent Manager;

•
a creditor, supplier or service provider (including provider of professional services) to DEP, the Member or any of their respective equityholders or Affiliates (other than a nationally-recognized company that routinely provides professional Independent Managers and other corporate services to DEP, the Member or any of its Affiliates in the ordinary course of its business);

•
a family member of any such member, partner, equityholder, manager, director, officer, employee, creditor, supplier or service provider; or

•
a Person that controls (whether directly, indirectly or otherwise) any of the bullets above.

DEP, as our sole member, will appoint the independent managers prior to the issuance of the bonds. None of our managers or officers has been involved in any legal proceedings which are specified in Item 401(f) of the SEC’s Regulation S-K. None of our managers or officers beneficially own any equity interest in us.
The following is a list of our managers as of the date of this prospectus:
Name	Age	Title	Background
Karl W. Newlin	52	Manager	Karl W. Newlin has been Senior Vice President Corporate Development at Duke Energy Corporation since June 2018 and has been its Treasurer since November 2018. Prior to that, Mr. Newlin was Senior Vice President and Chief Commercial Officer—Natural Gas effective with the merger of Duke Energy Corporation and Piedmont Natural Gas Company, Inc. (“Piedmont”) in October 2016. Mr. Newlin joined Piedmont in 2010 to manage its strategic planning functions, new business development activities and joint venture investments. Mr. Newlin previously served as Managing Director, Investment Banking with Merrill Lynch & Co. in its New York and Los Angeles offices.
Cynthia S. Lee	54	Manager	Cynthia S. Lee was appointed Vice President, Chief Accounting Officer and Controller of Duke Energy Corporation, effective May 2021. Prior to that, Ms. Lee served as Director, Investor Relations since June 2019 and in various finance and accounting roles since joining Duke Energy Corporation in 2002.
Bernard J. Angelo	51	Independent Manager	Bernard J. Angelo joined GSS in April 1997. Mr. Angelo actively assists clients and their legal counsel during the structuring phase of their transactions and assimilates bank sponsored

Name	Age	Title	Background
commercial paper programs into the operating matrix at GSS. Mr. Angelo has extensive experience in managing commercial paper and medium term note programs, as well as both the business and legal side of structured finance. Fortune 1000 companies have selected Mr. Angelo to serve as independent director for their SPV subsidiaries established to finance commercial real estate, energy infrastructure and many classes of financial assets. Mr. Angelo serves as an independent director for our affiliates, Duke Energy Florida Project Finance, LLC, Duke Energy Receivables Finance Company, LLC, Duke Energy Florida Receivables LLC and Duke Energy Progress Receivables LLC.
No compensation has been paid to any manager since we were formed. Our managers, other than any independent manager, are officers, directors or managers of DEP or its other affiliates and have not been and will not be separately compensated by us for their services on our behalf. We will pay the independent manager annual fees from our revenues and will reimburse such independent manager for reasonable and documented expenses These expenses include the reasonable compensation, expenses and disbursements of the agents, representatives, experts and counsel that the independent manager may employ in connection with the exercise and performance of their rights and duties under our limited liability company agreement, the indenture, the series supplement, the sale agreement and the servicing agreement. In the event that more than one series of storm recovery bonds is issued, the administration fees, independent manager fees and other operating expenses payable by us on a payment date will be assessed to each series on a pro rata basis, based upon the respective outstanding principal amounts of each series.
The issuing entity’s limited liability company agreement provides that the managers will not be personally liable for any of our debts, obligations or liabilities to the extent permitted by law. Our limited liability company agreement further provides that, to the fullest extent permitted by law, we will indemnify the managers against any liability incurred in connection with their services as managers for us except if caused by the manager’s fraud, gross negligence or willful misconduct or in the case of an independent manager, bad faith or willful misconduct. We will pay any indemnification amounts owed to managers out of funds in the collection account, subject to the priority of payments described in “Security for the Storm Recovery Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus.
Restricted Purposes
We have been created for the limited purpose of:
•
acquiring, owning, holding, administering, servicing or entering into agreements regarding the receipt and servicing of the storm recovery property and the other collateral, along with certain other related assets;

•
managing, selling, assigning, pledging, collecting amounts due on or otherwise deal with the storm recovery property and the other collateral and related assets to be so acquired in accordance with the terms of the basic documents;

•
negotiating, authorizing, executing, delivering, assuming the obligations under, and perform its duties under, the basic documents and any other agreement or instrument or document relating to the activities set forth in the above bullets; provided, that each party to any such agreement under which material obligations are imposed upon DEP NC Storm Funding shall covenant that it shall not, prior to the date which is one year and one day after the termination of the Indenture and the payment in full of the storm recovery bonds and any other amounts owed under the Indenture, acquiesce, petition or otherwise invoke or cause DEP NC Storm Funding to invoke the process of any court or Governmental Authority for the purpose of commencing or sustaining an involuntary case against DEP under any federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of DEP or any substantial part of the property of DEP NC Storm Funding; or ordering the winding up or liquidation of the affairs of DEP NC Storm Funding; and provided, further, that DEP NC Storm Funding shall be permitted to incur additional indebtedness or other liabilities payable to service providers and trade creditors in the ordinary course of business in connection with the foregoing activities;
•
filing with the U.S. Securities and Exchange Commission one or more registration statements, including any pre-effective or post-effective amendments thereto and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (including any prospectus supplement, prospectus and exhibits contained therein) and file such applications, reports, surety bonds, irrevocable consents, appointments of attorney for service of process and other papers and documents necessary or desirable to register the storm recovery bonds under the securities or “Blue Sky” laws of various jurisdictions;

•
authorizing, executing, delivering, issuing and registering storm recovery bonds;

•
making payment on the storm recovery bonds;

•
pledging our interest in storm recovery property and other collateral to an indenture trustee under one or more indentures and one or more series supplements in order to secure a series of storm recovery bonds; and

•
engaging in any lawful act or activity and exercise any powers permitted to limited liability companies formed under the laws of the State of Delaware that, in either case, are incidental to, or necessary, suitable or convenient for the accomplishment of the above-mentioned purposes.

The issuing entity’s limited liability company agreement does not permit us to engage in any activities not directly related to these purposes, including issuing or investing in additional securities, borrowing money or making loans to other persons. The list of permitted activities set forth in our limited liability company agreement may not be altered, amended or repealed without the affirmative vote of a majority of our managers, which vote must include the affirmative vote of our independent manager. Our limited liability company agreement and the indenture will prohibit us from issuing any storm recovery bonds (as such term is defined in the Financing Act), other than the bonds that we will offer pursuant to this prospectus and any additional storm recovery bonds issued by us pursuant to a separate financing order and secured by separate recovery property. Please read “Security for the Storm Recovery Bonds—Issuance of Additional Storm Recovery Bonds” and “—Allocations as Between Series of Storm Recovery Bonds” in this prospectus.
DEP NC Storm Funding is authorized to issue additional series of storm recovery bonds that are supported by additional and separate storm recovery property and other separate collateral.
We have been organized to serve as a special purpose Delaware limited liability company, for the purpose of holding storm recovery property and issuing storm recovery bonds secured by storm recovery property and other collateral and related activities to finance certain activities of DEP related to storm recovery. At the time of issuance of the bonds, our assets will consist primarily of the storm recovery property and the other collateral held under the indenture and series supplement for the bonds. As authorized by the financing order, our organizational documents as well as the transaction documents supporting the bonds give us the authority and flexibility to issue additional storm recovery bonds (including additional storm recovery bonds authorized by one or more future financing orders), with the approval of the NCUC. As a result, we may acquire additional, separate storm recovery property and issue one or more additional series of storm recovery bonds that are supported by such additional and separate storm recovery property or other collateral. For example, such future financings may include additional series of storm recovery bonds to finance additional storm recovery costs in North Carolina. If authorized by the NCUC, such future financings may include storm recovery bonds issued to finance costs, if any, which result from future storms.
Each series of storm recovery bonds that we may issue will be backed by separate storm recovery property we acquire for the separate purpose of repaying that series. Any new series of storm recovery bonds may include terms and conditions that would be unique to that particular series. Each series of storm recovery bonds that we may issue will have the benefit of a true-up mechanism.
However, additional series of storm recovery bonds may not be issued if such issuance would not satisfy the rating agency condition for the bonds. See “Security for the Storm Recovery Bonds—Issuance of Additional Storm Recovery Bonds” and “—Allocations as Between Series of Storm Recovery Bonds” in this prospectus.
In addition, our organizational documents require us to operate in a manner intended to reduce the likelihood that we would be consolidated in DEP’s bankruptcy estate if DEP becomes involved in a bankruptcy proceeding. We have no intent to file a voluntary petition for relief under the Bankruptcy Code, so long as we are solvent and do not reasonably foresee becoming insolvent.
DEP NC Storm Funding’s Relationship with DEP
On the issue date of the bonds, DEP will sell storm recovery property to us pursuant to the sale agreement between us and DEP. DEP will service such storm recovery property pursuant to a servicing agreement between us and DEP related to the bonds. Please read “The Sale Agreement” and “The Servicing Agreement” in this prospectus. DEP will provide certain administrative services to us, pursuant to an administration agreement.
Our bonds will be included on the consolidated balance sheet of our parent, DEP, a regulated public utility, as required by the Financial Accounting Standards Board and the SEC Office of Chief Accountant governing corporate financial reporting for investor-owned utilities.
Our bonds will be treated as debt of DEP for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” in this prospectus. For federal income tax purposes, DEP will not recognize gross income unless and until DEP bills customers for the storm recovery charges and only in connection with such billing of customers for such storm recovery charges.
Ongoing NCUC Oversight
The Issuing Entity is responsible to the NCUC on an ongoing basis to the extent provided in our organization documents and the transaction documents. The servicer on our behalf will file periodic adjustments to storm recovery charges with the NCUC. In addition, no amendment, modification or supplement to, or waiver of a default under, any basic document may take effect without the consent or acquiescence of the NCUC.
Continuing Disclosure: SEC Filings
We plan to file with the SEC required periodic and current reports related to the bonds consistent with the disclosure and reporting regime established in Regulation AB and will also post those periodic and current reports at a website associated with us or our affiliates.
DEP NC Storm Funding is a Separate and Distinct Legal Entity
Under our limited liability company agreement, we may not file a voluntary petition for relief under the Bankruptcy Code without a unanimous vote of our managers, including the independent manager. DEP has agreed that it will not cause us to file a voluntary petition for relief under the bankruptcy code without the affirmative vote of DEP and a unanimous vote of our mangers, including the independent manager. Our limited liability company agreement requires us to maintain our existence separate from DEP including:
•
taking all reasonable steps to continue our identity as a separate legal entity;

•
making it apparent to third persons that we are an entity with assets and liabilities distinct from those of DEP, other affiliates of DEP, the managers or any other person and correcting any known misunderstandings; and

•
making it apparent to third persons that, except for federal and certain other tax and accounting purposes, we are not a division of DEP or any of its affiliated entities or any other person.

The separateness provisions in our limited liability company agreement may be amended by us, with the affirmative vote of the independent manager, and DEP with written notice to the indenture trustee, as well as satisfaction of the rating agency condition and the NCUC condition (described below). Please read “Description of the Storm Recovery Bonds—Procedure for Obtaining Consent or Deemed Consent of the NCUC.”
The Administration Agreement
Pursuant to an administration agreement between DEP and us, DEP will provide or arrange for the provision of administrative services to us, including services relating to the preparation of financial statements, required filings with the SEC, any tax returns we might be required to file, qualifications to do business, and minutes of our managers’ meetings. We will pay DEP a fixed fee of $50,000 per annum for performing such services described above. The $50,000 fee will be paid annually in arrears.
The administrator may not resign or be removed without satisfaction of the rating agency condition and the NCUC condition, and without the successor administrator assuming all of the obligations of the former administrator under the administration agreement. The NCUC has the authority to enforce all provisions of the administration agreement for the benefit of customers.
DUKE ENERGY PROGRESS, LLC
The Depositor, Sponsor, Seller and Servicer
DEP will be the seller and initial servicer of the bonds and will be the depositor and sponsor of the transaction in which bonds covered by this prospectus are issued. Duke Energy Progress, LLC, a North Carolina limited liability company, is a regulated public utility primarily engaged in the generation, transmission, distribution, and sale of electricity in portions of North Carolina, including the greater Asheville, Fayetteville, Raleigh, and Wilmington areas. DEP’s service area covers approximately 29,000 square miles and supplies electric service to approximately 1.5 million residential, commercial and industrial customers. During the twelve months ended December 31, 2020, DEP billed approximately 36.2 billion kilowatt hours of electricity to its electric customers in North Carolina, resulting in revenues of approximately $3.4 billion. DEP is an indirect, wholly-owned subsidiary of Duke Energy Corporation, whose shares are listed on the New York Stock Exchange. Both we and DEP are identified by Standard Industrial Classification Code No. 4911, “Electric Services”.
DEP is subject to the jurisdiction of the NCUC with respect to retail utility rates, accounting, utility services, certain facilities, certain asset transfers, certain corporate mergers and other matters. DEP is subject to the jurisdiction of the Federal Energy Regulatory Commission under the Federal Power Act with respect to acquisitions, operations and disposals of certain assets and facilities, services provided and rates charged, conduct among affiliates and other matters.
Following the sale of the storm recovery property to us, DEP will have no ownership or other interest in the storm recovery property transferred to us and will have no right to receive any storm recovery charges (other than collected as servicer on our behalf). Neither DEP nor any of its affiliates will purchase any bonds.
Revenues, Customer Base and Energy Consumption
The table below sets forth DEP’s total billed retail revenues from retail sales of electrical energy to its North Carolina customers for the years 2016 to 2020:

Billed Retail Total Revenues ($ in 000’s)
Rate Class	2016	2017	2018	2019	2020
Residential	$1,667,756	$1,560,027	$1,841,786	$1,892,231	$1,783,310
Commercial	1,071,480	996,835	1,096,728	1,160,361	1,032,844
Industrial	504,213	479,424	517,356	530,027	503,074
Streetlighting	17,311	16,219	16,573	17,367	17,304
Public Authority	81,855	77,718	90,722	84,732	79,382
Total	$3,342,615	$3,130,223	$3,563,165	$3,684,718	$3,415,913
The table below sets forth the number of North Carolina customers by class for the years 2016 to 2020:
Average Number of Retail Customer Accounts
Rate Class	2016	2017	2018	2019	2020
Residential	1,187,116	1,204,741	1,223,114	1,246,076	1,267,766
Commercial	199,642	202,506	204,577	207,549	209,450
Industrial	3,550	3,543	3,461	3,474	3,424
Streetlighting	1,027	939	924	914	914
Public Authority	4	4	4	4	4
Total	1,391,339	1,411,733	1,432,079	1,458,017	1,481,558
The table below sets forth DEP’s billed retail energy sales to its North Carolina customers for the years 2016 to 2020:
Electric Usage (Billed GWh)
Rate Class	2016	2017	2018	2019	2020
Residential	15,559	15,191	16,732	16,080	15,593
Commercial	12,358	12,215	12,493	12,301	11,323
Industrial	7,858	7,956	7,966	8,083	7,818
Streetlighting	72	65	63	63	63
Public Authority	1,425	1,403	1,433	1,411	1,371
Total	37,272	36,830	38,687	37,938	36,168
Percentage Concentration within DEP’s Large Commercial and Industrial Customers
For the year ended December 31, 2020, the ten largest retail electric customers represented approximately 9.7% of DEP’s retail kilowatt-hour sales. The ten largest customers are in the commercial and industrial rate classes. There are no material concentrations in the residential class. As of the date of this prospectus, no customer or group of related customers will be obligated to pay more than 10% of the storm recovery charges.
Estimated Consumption and Estimate Variance
DEP’s calculation of the initial storm recovery charges and subsequent adjustments are based on electricity consumption estimates for each customer rate class. Pursuant to FERC guidance, each customer is included in a customer revenue class and billed in accordance with NCUC-approved rate tariffs which correlate to the rate classes disclosed herein depending on the type of service provided. There is no direct correlation between revenue class and rate class, with the exception of residential customers who are in both the residential revenue class and residential rate class. Individual customers within each customer revenue class will be billed for storm recovery charges based on their consumption. DEP will use these estimates to calculate and set the storm recovery charges at levels to ensure revenues sufficient to pay interest on and principal of the bonds when due, to pay fees and expenses of servicing and retiring the bonds and to replenish the capital subaccount. With respect to the foregoing, interest is due on each payment date and principal for a specific tranche is due upon the final maturity date for such tranche. See “Description of the Storm Recovery Bonds—Events of Default; Rights Upon Event of Default” in this prospectus.
DEP conducts sales estimate variance analyses on a regular basis to monitor the accuracy of energy sales estimates against recorded weather-adjusted consumption (adjusted to remove the impacts of weather). The table below presents estimates of the billed retail energy sales in GWh for the years 2016 through 2020 compared to weather-adjusted consumption for such periods. Each estimate was made in the prior year.
Estimate Variances (by customer revenue class)
Weather-Adjusted Consumption Variance for Ultimate Electric Delivery (GWh)
	2016	2017	2018	2019	2020
Residential
Weather Adjusted	17,967	17,893	17,878	18,016	18,092
Forecast.	17,703	17,786	18,182	18,009	18,435
Variance	265	107	(304)	7	(342)
Commercial
Weather Adjusted	14,043	14,137	14,072	14,007	13,963
Forecast.	13,989	13,906	14,025	13,833	12,930
Variance	54	231	47	174	1,033
Industrial
Weather Adjusted	10,412	10,357	10,452	10,511	10,429
Forecast.	10,245	10,373	10,407	10,429	10,103
Variance	168	(16)	46	82	326
Public Authority
Weather Adjusted	1,510	1,492	1,474	1,460	1,471
Forecast.	1,473	1,450	1,465	1,453	1,418
Variance	37	42	9	7	53
Streetlighting
Weather Adjusted	110	101	82	72	76
Forecast.	88	80	77	77	77
Variance	22	21	5	(5)	(1)
Total
Weather Adjusted	44,042	43,980	43,958	44,065	44,032
Forecast.	43,496	43,595	44,155	43,801	42,963
Variance	546	386	(197)	264	1,069
Actual consumption depends on several factors, including temperatures and economic conditions. For example, while DEP’s methodology for estimating consumption assumes normal weather conditions, abnormally hot summers or cold winters can add growth in electricity sales, while conversely, abnormally cool summers or warm winters can suppress growth in electricity consumption. Regional economic conditions can also affect consumption as retail customers curb electricity consumption to save money, businesses close and retail customers migrate to other service territories. Accordingly, variations in weather conditions will affect the accuracy of any estimate.
Billing and Collections
The storm recovery charges collected from DEP’s North Carolina customers’ electricity bills, without exception, must be remitted on a daily basis to the indenture trustee. Under the irrevocable financing order, the NCUC, as directed by the Financing Act, will implement the true-up mechanism for making any adjustments that are necessary to correct for any overcollection or undercollection of the storm recovery charges or to otherwise ensure the timely payment of principal of and interest on the bonds when due and other financing costs and other required amounts and charges payable in connection with the bonds.
Credit Policy.   DEP is required to provide transmission and distribution service to all qualified customers. DEP verifies all customers to ensure validity and searches its customer information system to determine whether DEP has previously served the customer. Certain accounts are secured with deposits if warranted. The amount of the deposit reflects the estimated use over a two-month period, which is what the North Carolina Administrative Code allows DEP to collect.
COVID-19 Customer Protections
Effective March 2020, DEP implemented various protections for residential and small businesses customers as ordered by the NCUC. These protections included waiving the application of late fees for past due or delinquent payments. These protections remained in effect until October 1, 2020.
Residential Accounts
First time customers establishing residential electric accounts are required to pay a deposit. As a courtesy, DEP may waive the residential deposit requirement if the customer’s overall external credit score meets a specific score threshold. If a deposit is required, electric service is not connected until the deposit is paid. Returning residential customers and existing residential customers connecting additional residential accounts may be required to satisfy the deposit requirement if the credit score warrants. Internal credit is not considered for additional service or returning customers.
Residential customers are cross-referenced in the customer information system to search for unsatisfied debt. If a returning customer left unsatisfied debt, the unpaid bill must be satisfied prior to connecting service.
DEP offers a Guarantee Contract for residential accounts as a cash alternative, when a deposit is required. The applicant must secure a guarantor who has established service with DEP for greater than two years with no more than one delinquent payment within the immediate twelve months. The guarantor must pass the external credit score threshold to assume additional risk. The guarantor must provide a thirty-day written notice cease responsibility. This time period allows for securing a cash deposit (or another guarantor) for the applicant. In the event of default, the debt is reported on the consumer credit reports for both the applicant and guarantor (as co-signer).
Non-Residential Accounts
Non-residential accounts are required to pay a deposit per service point (meter). As a general rule, non-residential accounts require deposit coverage. First time customers establishing non-residential accounts must pay the deposit requirement prior to connecting service. Current non-residential customers connecting additional service points may be offered the option of billing the deposit if their credit record allows. Consumer credit is not used to determine credit worthiness on non-residential accounts. Existing residential customers turning on non-residential accounts cannot use their satisfactory payment record to reduce or eliminate the deposit requirement. Credit history for each is mutually exclusive. DEP’s Retail Tariff prohibits disconnecting service for a different class of service; therefore, unpaid non-residential balances cannot be transferred to active residential accounts for collection. On an exceptional basis, commercial credit reports may be utilized to aid in deposit decision. DEP uses Moody’s or S&P for publicly traded companies, audited financials for privately held companies, and Experian Intelliscores for small to mid-sized companies to evaluate credit history.
Non-residential deposits may be satisfied with cash or a cash alternative such as a surety bond or irrevocable letter of credit. Deposit coverage remains in force for the life of the account. Surety bonds and irrevocable letters of credit are issued by surety (insurance) companies and banks which have their own specific criteria defining credit worthiness. Customers applying for those forms of coverage must meet the third party’s qualifications. In the event of the cash alternative cancellation, DEP requires that the third-party give a minimum 60-day notification by certified, returned receipt mail. The minimum 60 days is required in order to secure another form of deposit prior to cancellation to limit risk. DEP’s process is to bill a cash deposit within 24 hours of receipt of cash alternative cancellation. Electric service may be interrupted if deposit is not secured.
Billing Process.   DEP bills its customers once every 28 to 35 days and distributes approximately an equal number of bills each business day. For the year ended December 31, 2020, DEP rendered an average of approximately 79,100 bills on each business day to its customers. For accounts with potential billing error exceptions, reports are generated for manual review. This review examines accounts that have abnormally high or low bills, potential meter-reading errors and possible meter malfunctions.
Approximately 113,200 residential customers, which constitute approximately 8% of DEP’s residential customers, choose to be billed using DEP’s budget billing program. For these customers, DEP determines and bills a monthly budget based on the last twelve months of billing history for each account. The budget amount is reviewed annually and adjusted if customer usage has changed more than a predetermined amount. Overpayments or underpayments for actual consumption during the prior year are reconciled on each customer’s monthly bill.
Collection and Write-Off Policy.   DEP receives approximately 24% of its total bill payments via U.S. mail. Approximately 70% of bill payments are received via electronic payments. DEP receives the remainder of payments via third-party pay agents and field collection. Bills are due 25 calendar days after the issue date at which time they are considered delinquent. Delinquent customers are sent an “important notice” to encourage payment within 10 business days. Accounts become eligible for disconnect after the passage of these 10 business days. Disconnect orders are issued after the 3 business day period and are executed within 7 business days. For the year ended December 31, 2020, approximately 0.339% of total billed retail revenue became eligible for disconnect and 97% was disconnected. Approximately 100% of accounts disconnected for nonpayment ultimately make full payment and have service restored.
If service is terminated, the customer is required to pay all final noticed amounts as well as a $12.94 (day) or $19.48 (after hours) reconnection fee in order to resume service as of June 30, 2021. The reconnect fee may be billed to the account. After service termination due to non-payment a final bill including all unpaid amounts and net of deposits paid is issued within 10 business days. After service termination by customer request, a final bill including all unpaid amounts and net of deposits paid is issued within 1 business day. Unpaid final bills are written off approximately 30 days after the final bill is issued. Amounts written off are assigned to outside collection agencies and are reported to all three credit reporting agencies. Dollars recovered are netted against actual write-offs.
DEP may change its credit, billing, collections and termination/restoration of service policies and procedures from time to time. It is expected that any such changes would be designed to enhance DEP’s ability to bill and collect customer charges on a timely basis. Please read “Risk Factors—Servicing Risks—Changes to billing, collection and posting practices might reduce the value of your investment in the bonds” in this prospectus.
Loss Experience.   The following table sets forth information relating to DEP’s annual net write-offs for all retail customers for the years 2016 to 2020:
	2016	2017	2018	2019	2020
Billed Electric Revenues ($ in millions)	$3,866.1	$3,680.7	$4,170.1	$4,284.4	$4,016.1
Net Write-offs ($ in millions)	$6.7	$6.5	$9.4	$11.0	$7.6
Percentage of Billed Retail Revenues(1)	0.17%	0.18%	0.23%	0.26%	0.19%

(1)
Segregated numbers between North Carolina retail customers and South Carolina retail customers are unavailable.

From 2016 to 2020 the annual net write-offs for all retail customers have remained relatively consistent. During the period, DEP’s annual ratios of net write-offs to billed retail revenues have been between 0.17% and 0.26%. DEP is not aware of any material factors, other than the impact of COVID-19, a slow economy and higher energy prices that caused these annual ratios to vary.

DEP determines a customer’s account to be inactive on the date:
•
the customer gives notice requesting discontinuance of service;

•
a new customer applies for service at a location where the customer of record has not yet discontinued service; or

•
the customer’s service remains off after non-payment.

DEP’s policy is to write-off an inactive account to bad debt expense approximately 30 days after the date the account is final billed if payment has not been received. The effect of all write-offs and delinquencies are taken into account in the true-up adjustment process.
Days Revenue Outstanding.   The following table sets forth information relating to the average number of days all retail customer electricity bills remained outstanding for the years 2016 through 2020:
	2016	2017	2018	2019	2020
Average number of days outstanding	23	23	24	24	26
Delinquencies as a Percentage of Total Billed Revenues.   The following table sets forth information relating to the delinquencies as a percentage of total billed revenues for all classes of customers of DEP on December 31st of years 2016 to 2020. Payments are aged when the following month’s bill is rendered. This historical information is presented because DEP’s actual accounts receivable aging experience may affect the amounts charged-off, and consequently the total amounts remitted, that arise from the storm recovery charges.
	December 31,
	2016	2017	2018	2019	2020
Total accounts receivable aging (% of total outstanding) After:
30 – 59 days	5.1	8.0	12.5	11.4	8.7
60 – 89 days	0.7	1.0	1.8	0.9	1.3
90+ days	0.2	0.3	0.9	0.5	1.0
Total	6.0	9.3	15.1	12.8	11.0
The accounts receivable aging experience for DEP has remained relatively consistent with no discernible trend upwards or downwards. DEP is not aware of any material factors, other than a slow economy and higher energy prices that caused the accounts receivable aging experience to vary.
DEP Legal Proceedings
None.
No Prior Storm Recovery Charge Experience, Sponsor Experience or Servicing Experience Relating to Storm Recovery Charges
DEP does not have prior experience as a securitization sponsor.
The storm recovery charge will be the first such charge imposed on customers of DEP. Although DEP does not have prior servicing experience with storm recovery charges, it is highly experienced in calculating and implementing rates and charges under various cost recovery riders and billing those amounts to customers. These riders include a coal inventory rider, excess deferred income tax rider, renewable energy rider, energy efficiency rider/demand side management rider, joint municipal power agency rider and competitive procurement of renewable energy rider. These riders are subject to regular and periodic true-up, including filing with and review and approval by the NCUC. The calculation of storm recovery charges and related billings will follow essentially the same processes as the other cost recovery riders. Though these charges are not remitted to a subsidiary, the method of calculating, imposing and collecting is the same.
Though storm recovery property is not a receivable, DEP is currently the originator, seller and servicer under a financing arrangement involving the sale of accounts receivable from its customers. In its capacity as servicer, DEP has serviced the collections of receivables from its customers as well as managed the intercreditor arrangements among the different parties for that transaction.
Furthermore, while the storm recovery charges will be the property of DEP NC Storm Funding, as an electric utility in North Carolina, DEP’s affiliate, Duke Energy Florida, LLC, sponsored and is the servicer for a series of nuclear asset recovery bonds issued in 2016 by Duke Energy Florida Project Financing LLC and DEP has over one hundred years of experience in collecting similar charges from its customers, which it will be doing on behalf of DEP NC Storm Funding, as initial servicer of the storm recovery property. Therefore, DEP has a long history of collecting different charges from its customers and allocating them accordingly.

DESCRIPTION OF THE STORM RECOVERY BONDS
The following summary describes the material terms of the bonds, the indenture and the series supplement. The forms of the bond, the indenture and the series supplement have been filed as exhibits to the registration statement of which this prospectus forms a part. Please read “Where You Can Find More Information” in this prospectus.
We will issue the bonds and secure their payment under an indenture and the series supplement that we will enter into with The Bank of New York Mellon Trust Company, National Association, as indenture trustee, referred to in this prospectus as the indenture trustee. We will issue the bonds in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof, except that we may issue one bond in such tranche in a smaller denomination. The initial principal balance, scheduled final payment date, final maturity date and interest rate for such tranche of the bonds are stated in the table below.
General
The bonds will be issued in authorized denominations of $2,000 and in integral multiples of $1,000 above that amount, except that one bond maybe in a smaller denomination. We expect to issue the bonds in one series consisting of three tranches designations with an associated expected sinking fund schedule, but we may issue the bonds in a different number of tranches depending on pricing considerations. The principal amounts, interest rates, scheduled payment dates, and final maturity dates are listed below. The scheduled final payment date for the bonds is the date by which we expect to pay in full all interest and principal. The final maturity date of the bonds is the legal maturity date. The failure to pay principal of the bonds by the scheduled final payment date will not be an event of default under the indenture and the series supplement. An event of default would occur if there is a failure to pay principal for any tranche on the final legal maturity date for such tranche. True-up adjustments will occur at least semi-annually or more frequently as necessary to maintain the expected sinking fund schedule.
Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered	Scheduled Final Payment Date	Final Maturity Date	Interest Rate
		$			%
		$			%
		$			%
All bonds will be payable solely from, and secured solely by, a pledge of and lien on the storm recovery property and the other collateral relating to the bonds as provided in the indenture and the series supplement. The bonds will be nonrecourse obligations, secured only by the collateral. See “Security for the Storm Recovery Bonds—Pledge of Collateral” in this prospectus. The bonds will not constitute a debt, liability or other obligation of, or interest in, DEP or any of its other affiliates (other than us).The bonds will not be insured or guaranteed by DEP, including in capacity as sponsor, depositor, seller or servicer, or by its parent, Duke Energy Corporation, any of their respective affiliates, the indenture trustee or any other person or entity. The bonds will not be a debt or general obligation of the State of North Carolina or any of its political subdivisions, agencies, or instrumentalities, nor are they special obligations or indebtedness of the State of North Carolina or an agency or political subdivision.
Interest Payments Generally
Beginning     , 20   , we are required to pay interest semi-annually on the bonds on each   and   (or, if any payment date is not a business day, the following business day) of each year. The record date (so long as the bonds are evidenced by book-entry) for any payment of interest on and principal of the bonds will be the business day immediately before the applicable payment date.
Interest on each tranche of bonds will accrue from, and including, the issue date to, but excluding, the first payment date, and thereafter from and including the previous payment date to (but excluding) the applicable payment date until the bonds have been paid in full, at the interest rate indicated in the table on the cover page of this prospectus and in the table above. Each of those periods is referred to as an interest accrual period. We will calculate interest on tranches of the bonds on the basis of a 360-day year of twelve 30-day months.
On each payment date, we will pay interest on each tranche of the bonds equal to the following amounts:
•
accrued interest on the principal balance of each tranche of the bonds as of the close of business on the preceding semi-annual payment date, or the date of the original issuance of the bonds, after giving effect to all payments of principal made on the preceding semi-annual payment date, if any; and

•
if there has been a payment default, any interest payable but unpaid on any prior payment date, together with interest on such unpaid interest, if any.

On each payment date, we will pay interest on the bonds before we pay principal on the bonds.
If there is a shortfall in the amounts available in the collection account to make interest payments on the bonds, the indenture trustee will distribute interest pro rata to each tranche of bonds based on the amount of interest payable on each such outstanding tranche. Please read “Security for the Bonds—How Funds in the Collection Account will be Allocated” in this prospectus.
Principal Payments
On each payment date, we will pay principal of the bonds to the bondholders equal to the sum, without duplication, of:
•
the unpaid principal amount of any bond whose final maturity date is on that payment date, plus

•
the unpaid principal amount of any bond upon acceleration following an event of default relating to the bonds, plus

•
any overdue payments of principal, plus

•
any unpaid and previously scheduled payments of principal, plus

•
the principal scheduled to be paid on any bond on that payment date,

but only to the extent funds are available in the collection account after payment of certain of our fees and expenses and after payment of interest as described above under “—Interest Payments” in this prospectus. If the indenture trustee receives insufficient collections of storm recovery charges for any payment date, and amounts in the collection account (and the applicable subaccounts of the collection account) are not sufficient to make up the shortfall, principal of any tranche of bonds may be payable later than expected. Please read “Risk Factors—Other Risks Associated with the Purchase of the Bonds” in this prospectus. To the extent funds are so available, we will make scheduled payments of principal of the bonds in the following order:
(1)
to the holders of the tranche       bonds, until the principal balance of that tranche has been reduced to zero,

(2)
to the holders of the tranche       bonds, until the principal balance of that tranche has been reduced to zero, and

(3)
to the holders of the tranche       bonds, until the principal balance of that tranche has been reduced to zero.

However, on any payment date, unless an event of default has occurred and is continuing and the bonds have been declared due and payable, the indenture trustee will make principal payments on the bonds only until the outstanding principal balances of the bonds have been reduced to the principal balances specified in the applicable expected sinking fund schedule for that payment date. Accordingly, principal of the bonds may be paid later, but not sooner, than reflected in the expected sinking fund schedule, except in the case of an acceleration. The entire unpaid principal balance of each tranche of the bonds will be due and payable on the final maturity date for that tranche. The failure to make a scheduled payment of principal on the bonds because there are not sufficient funds in the collection account does not constitute a default or an event of default under the indenture, except for the failure to pay in full the unpaid balance of any tranche upon the final maturity date for such tranche.
Unless the bonds have been accelerated following an event of default, any excess funds remaining in the collection account after payment of principal, interest, applicable fees and expenses and payments to the applicable subaccounts of the collection account will be retained in the excess funds subaccount until applied on a subsequent payment date.
If an event of default (other than a breach by the State of North Carolina of the State pledge) has occurred and is continuing, then the indenture trustee or the holders of not less than a majority in principal amount of the bonds then outstanding may declare the bonds to be immediately due and payable, in which event the entire unpaid principal amount of the bonds will become due and payable. Please read “—Events of Default; Rights Upon Event of Default” in this prospectus. However, the nature of our business will result in payment of principal upon an acceleration of the bonds being made as funds become available. Please read “Risk Factors—Risks Associated With the Unusual Nature of the Storm Recovery Property—Foreclosure of the indenture trustee’s lien on the storm recovery property for the bonds might not be practical, and acceleration of the bonds before maturity might have little practical effect” and “Risk Factors—You may experience material payment delays as a result of limited sources of payment for the bonds and limited credit enhancements” in this prospectus.
If there is a shortfall in the amounts available to make principal payments on the bonds that are due and payable, including upon an acceleration following an event of default, the indenture trustee will distribute principal from the collection account pro rata to each tranche of bonds based on the principal amount then due and payable on the payment date; and if there is a shortfall in the remaining amounts available to make principal payments on the bonds that are scheduled to be paid, the indenture trustee will distribute principal from the collection account pro rata to each tranche of bonds based on the principal amount then scheduled to be paid on the payment date.
The expected sinking fund schedule below sets forth the corresponding principal payment that is scheduled to be made on each payment date for each tranche of the bonds from the issuance date to the scheduled final payment date. Similarly, the expected sinking fund schedule below sets forth the principal balance that is scheduled to remain outstanding on each payment date for each tranche of the bonds from the issuance date to the scheduled final payment date.
Expected Sinking Fund Schedule(1)
Semi-Annual Payment Date	Tranche Principal Balance	Tranche Principal Balance	Tranche Principal Balance
Closing Date

(1)
Totals may not add up due to rounding.

We cannot assure you that the principal balance of any tranche of the bonds will be reduced at the rate indicated in the table above. The actual reduction in tranche principal balances may occur more slowly. The actual reduction in tranche principal balances will not occur more quickly than indicated in the above table, except in the case of acceleration due to an event of default under the indenture. The bonds will not be in default if principal is not paid as specified in the schedule above unless the principal of any tranche is not paid in full on or before the final maturity date of that tranche.

EXPECTED OUTSTANDING PRINCIPAL BALANCE PER TRANCHE(1),
Semi-Annual Payment Date	Tranche	Tranche	Tranche
Issuance Date

	$	$	$

(1)
Totals may not add up due to rounding.

On each payment date, the indenture trustee will make principal payments to the extent the principal balance of such tranche of the bonds exceeds the amount indicated for that payment date in the table above and to the extent of funds available in the collection account after payment of certain of our fees and expenses and after payment of interest.
Distribution Following Acceleration
Upon an acceleration of the maturity of the bonds, the total outstanding principal balance of and interest accrued on the bonds will be payable, without regard to tranche. Although principal will be due and payable upon acceleration, the nature of our business will result in principal being paid as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Storm Recovery Property—Foreclosure of the indenture trustee’s lien on the storm recovery property for the bonds might not be practical, and acceleration of the bonds before maturity might have little practical effect” and “Risk Factors—You may experience material payment delays as a result of limited sources of payment for the bonds and limited credit enhancements” in this prospectus.
No Optional Redemption
We may not voluntarily redeem any tranche of the bonds.
Payments on the Bonds
The indenture trustee will pay on each payment date to the holders of each tranche of the bonds, to the extent of available funds in the collection account, all payments of principal and interest then due. The indenture trustee will make each payment other than the final payment with respect to any bonds to the holders of record of the bonds of the applicable tranche designation on the record date for that payment date. The indenture trustee will make the final payment for each tranche of the bonds, however, only upon presentation and surrender of the bonds of that tranche at the office or agency of the indenture trustee specified in the notice given by the indenture trustee of the final payment. The indenture trustee will send notice of the final payment to the bondholders no later than five days prior to the final payment date, specifying the date set for the final payment and the amount of the payment.
The failure to pay accrued interest on any payment date (even if the failure is caused by a shortfall in storm recovery charges received) will result in an event of default for the bonds unless such failure is cured within five business days. Any interest not paid when due (plus interest on the defaulted interest at the applicable interest rate to the extent lawful) will be payable to the bondholders on a special record date. The special record date will be at least 15 business days prior to the date on which the indenture trustee is to make such special payment (a special payment date). We will fix any special record date and special payment date. At least 10 days before any special record date, the indenture trustee will mail to each affected bondholder a notice that states the special record date, the special payment date and the amount of defaulted interest (plus interest on the defaulted interest) to be paid. Please read “—Events of Default; Rights Upon Event of Default”.

The entire unpaid principal amount of the bonds will be due and payable (i) on the final maturity date for each tranche or (ii) upon a declaration of acceleration by the indenture trustee or the holders of a majority in principal amount of the bonds if an event of default under the indenture and the series supplement (other than an event of default arising from any act or failure to act by the State of North Carolina or any of its agencies (including the NCUC), officers or employees that violates the state pledge or is not in accordance with the state pledge) occurs and is continuing.
However, the nature of our business will result in payment of principal upon an acceleration of the bonds being made as funds become available. Please read “Risk Factors—You might experience payment delay as a result of limited sources of payment for the bonds and limited credit enhancement” and “Risk Factors—Risk Associated with the Unusual Nature of the Storm Recovery Property—Foreclosure of the indenture trustee’s lien on the storm recovery property for the bonds might not be practical, and acceleration of the bonds before maturity might result in your investment being repaid either earlier or later than expected.”
At the time, if any, we issue the bonds in the form of definitive bonds and not to The Depository Trust Company, or DTC, or its nominee, the indenture trustee will make payments with respect to that tranche on a payment date or a special payment date by check mailed to each holder of a definitive bond of the tranche of record on the applicable record date at its address appearing on the register maintained with respect to the bonds. Upon written application by a holder of any tranche of the bonds in physical form to the indenture trustee not later than the applicable record date, the indenture trustee will make payments by wire transfer to an account maintained by the payee.
If any special payment date or other date specified for any payments to bondholders is not a business day, the indenture trustee will make payments scheduled to be made on that special payment date or other date on the next business day, and no interest will accrue upon the payment during the intervening period.
Principal Payments on the Bonds
After paying fees, expenses and interest as described above, the indenture trustee will pay the principal due on each payment date to the holders of the bonds. The indenture trustee will not pay principal on a payment date if making the payment would reduce the principal balance of the bonds to an amount lower than the balance specified in the expected sinking fund schedule for the bonds on that payment date, except in the case of an acceleration of the bonds following an event of default.
Registration and Transfer of the Bonds
All bonds will be represented by one or more bonds registered in the name of Cede & Co., as nominee of DTC. There will be no service charge for any registration or transfer of the bonds, but the indenture trustee may require the owner to pay a sum sufficient to cover any tax or other governmental charge.
We will issue each tranche of the bonds in the minimum initial denominations of $2,000 and in integral multiples of $1,000 above that amount, except that one bond may be in a smaller denomination.
The indenture trustee will make payments of interest and principal on each payment date to the bondholders in whose names the bonds were registered on the record date.
The Bonds Will Be Issued in Book-Entry Form
The bonds will be available to investors only in the form of book-entry bonds. We will initially register any book-entry bonds in the name of Cede & Co., the nominee of DTC. Bondholders may also hold bonds through Clearstream Banking, société anonyme, or Clearstream, or Euroclear Bank S.A./N.V., as operator of the Euroclear system, or Euroclear, in Europe or in any other manner described in the prospectus. You may hold your bonds directly with one of these systems if you are a participant in the system or indirectly through organizations that are participants.
The Role of DTC, Clearstream and Euroclear
Cede & Co., as nominee for DTC, will hold the global bond or global bonds representing the bonds. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream customers and

Euroclear participants, respectively, through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries. These depositaries will, in turn, hold these positions in customers’ securities accounts in the depositaries’ names on the books of DTC.
The Function of DTC
DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that DTC’s participants (direct participants) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (DTCC). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. The users of its regulated subsidiaries own DTCC. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (indirect participants). The DTC rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.
The Function of Clearstream
Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thereby eliminating the need for physical movement of securities. Transactions may be settled by Clearstream in any of various currencies, including United States dollars. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in various countries through established depositary and custodial relationships. Clearstream is registered as a bank in Luxembourg and therefore is subject to regulation by the Luxembourg Commission de Surveillance du Secteur Financier, which supervises Luxembourg banks. Clearstream’s customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations, among others, and may include the underwriters of the bonds. Clearstream’s U.S. customers are limited to securities brokers and dealers and banks. Clearstream has customers located in various countries. Indirect access to Clearstream is also available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream and Euroclear.
The Function of Euroclear
Euroclear holds securities and book-entry interests in securities for Euroclear participants and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Such transactions may be settled in any of various currencies, including United States dollars. The Euroclear System includes various other services, including, among other things, safekeeping, administration, clearance and settlement, securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below. The Euroclear System is operated by Euroclear Bank S.A./N.V. Euroclear participants include central banks and other banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters of the bonds. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.
Terms and Conditions of Euroclear
Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the Euroclear terms and conditions). These Euroclear terms and conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System and receipts of payments with respect to securities in the Euroclear System. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. Euroclear acts under the Euroclear terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons or entities holding through Euroclear participants.
The Rules for Transfers Among DTC, Clearstream or Euroclear Participants
Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream customers or Euroclear participants will occur in the ordinary way in accordance with their applicable rules and operating procedures and will be settled using procedures applicable to conventional securities held in registered form.
Cross-market transfers between persons or entities holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary; however, those cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, which will be based on European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving bonds in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to Clearstream’s and Euroclear’s depositaries.
Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream customer or Euroclear participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.
DTC’s Nominee Will Be the Holder of the Bonds
Bondholders that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, bonds may do so only through participants and indirect participants. In addition, bondholders will receive all payments of principal of and interest on the bonds from the indenture trustee through the participants, who in turn will receive them from DTC. Under a book-entry format, bondholders may experience some delay in their receipt of payments because payments will be forwarded by the indenture trustee to Cede & Co., as nominee for DTC. DTC will forward those payments to its participants, who thereafter will forward them to indirect participants or bondholders. It is anticipated that the only bondholder will be Cede & Co., as nominee of DTC. The indenture trustee will not recognize beneficial owners of interest in bonds held by DTC or its nominee as bondholders, as that term is used in the indenture, and such beneficial owners will be permitted to exercise the rights of bondholders only indirectly through the participants, who in turn will exercise the rights of bondholders through DTC.

Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers of book-entry certificates among participants on whose behalf it acts with respect to the bonds and is required to receive and transmit payments of principal of and interest on the bonds. Participants and indirect participants with whom bondholders have accounts with respect to the bonds similarly are required to make book-entry transfers and receive and transmit those payments on behalf of their respective bondholders. Accordingly, although bondholders will not possess bonds, bondholders will receive payments and will be able to transfer their interests.
Because DTC can act only on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a bondholder to pledge bonds to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of those bonds, may be limited due to the lack of a physical certificate for those bonds.
DTC has advised us that it will take any action permitted to be taken by a bondholder under the indenture only at the direction of one or more participants to whose account with DTC the bonds are credited. Additionally, DTC has advised us that it will take those actions with respect to specified percentages of the collateral amount only at the direction of and on behalf of participants whose holdings include interests that satisfy those specified percentages. DTC may take conflicting actions with respect to other interests to the extent that those actions are taken on behalf of participants whose holdings include those interests.
Except as required by law, none of any underwriter, the servicer, DEP, the indenture trustee, DEP NC Storm Funding or any other party will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the certificates held by Cede & Co., as nominee for DTC, or for maintaining, supervising or reviewing any records relating to such beneficial interests.
How Storm Recovery Bond Payments Will Be Credited by Clearstream and Euroclear
Payments with respect to bonds held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream customers or Euroclear participants in accordance with the applicable system’s rules and operating procedures, to the extent received by its depositary. Those payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus. Clearstream or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a bondholder under the indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its applicable rules and operating procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.
Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the bonds among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures, and those procedures may be discontinued at any time.
Definitive Bonds
The bonds will be issued in registered, certificated form to bondholders, or their nominees, rather than to DTC, or its nominee, only under the circumstances provided in the indenture, which will include: (i) DEP NC Storm Funding advising the indenture trustee in writing that DTC is no longer willing or able to properly discharge its responsibilities as nominee and depositary with respect to the book- entry bonds of that series and that we are unable to locate a qualified successor; (ii) our electing to terminate the book-entry system through DTC, with written notice to the indenture trustee; or (iii) after the occurrence of an event of default under the indenture, holders of bonds aggregating a majority of the aggregate outstanding principal amount of the bonds maintained as book-entry bonds advising us, the indenture trustee and DTC in writing that the continuation of a book-entry system through DTC (or a successor) is no longer in the best interests of those bondholders. Upon surrender by DTC of the definitive securities representing the bonds and instructions for registration, the indenture trustee will issue the bonds in the form of definitive bonds, and thereafter the indenture trustee will recognize the registered holders of the definitive bonds as bondholders under the indenture or series supplement. Upon issuance of definitive bonds, the bonds evidenced by such definitive bonds will be transferable directly (and not exclusively on a book-entry basis) and registered holders will deal directly with the indenture trustee with respect to transfers, notices and payments.
The indenture trustee will make payment of principal of and interest on the bonds directly to bondholders in accordance with the procedures set forth herein and in the indenture or series supplement. The indenture trustee will make interest payments and principal payments to bondholders in whose names the definitive bonds were registered at the close of business on the related record date. The indenture trustee will make payments by wire transfer to an account maintained by the bondholder in accordance with payment instructions delivered to the indenture trustee by such bondholders. The indenture trustee will make the final payment on any bond (whether definitive bonds or notes registered in the name of Cede & Co.), however, only upon presentation and surrender of the bond on the final payment date at the office or agency that is specified in the notice of final payment to bondholders. The indenture trustee will provide the notice to registered bondholders not later than the fifth day prior to the final payment date.
Definitive bonds will be transferable and exchangeable at the offices of the transfer agent and registrar, which initially will be the indenture trustee. There will be no service charge for any registration of transfer or exchange, but the transfer agent and registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.
Conditions of Issuance of Additional Storm Recovery Bonds and Acquisition of Additional Storm Recovery Property
Our acquisition of storm recovery property and issuance of storm recovery bonds with respect thereto after the acquisition and issuance described in this prospectus is subject to the following conditions, among others:
•
DEP requests and receives another financing order from the NCUC;

•
DEP must serve as initial servicer and administrator for such series of the additional storm recovery bonds and that the servicer and the administrator cannot be replaced without the requisite approval of the holders of all series of storm recovery bonds then-outstanding;

•
satisfaction of the rating agency condition

•
each series of the additional storm recovery bonds has recourse only to the storm recovery property created by the additional financing order and funds on deposit in the trust accounts held by the indenture trustee with respect to that series, is nonrecourse to the storm recovery property securing the bonds and does not constitute a claim against us if revenue from the storm recovery charges and funds on deposit in the trust accounts with respect to that series are insufficient to pay such other series in full;

•
we have provided to the indenture trustee and the rating agencies then rating any series of our outstanding storm recovery bonds an opinion of a nationally recognized law firm experienced in such matters to the effect that such issuance would not result in our substantive consolidation with DEP and that there has been a true sale of the storm recovery property for such series, subject to the customary exceptions, qualifications and assumptions contained therein;

•
transaction documentation for the other series provides that holders of the storm recovery bonds of the other series will not file or join in filing of any bankruptcy petition against us;

•
if holders of such other series are deemed to have any interest in any of our assets that are dedicated to the storm recovery bonds, holders of such other storm recovery bonds must agree that their interest in the assets that are dedicated to the bonds is subordinate to claims or rights of holders of the storm recovery bonds;

•
each series will have its own bank accounts or trust accounts;

•
funds for each series of storm recovery bonds shall be remitted in accordance with the related servicing agreement and related intercreditor agreement;

•
each series of additional storm recovery bonds will have its own indenture; and

•
each series of storm recovery bonds will bear its own indenture trustee fees, servicer fees and pro rata portion administration fees due under the administration agreement.

The sale of storm recovery property created by an additional financing order and issuance of additional storm recovery bonds with respect thereto after the acquisition and issuance described in this prospectus is subject to our satisfaction of the rating agency condition.
In addition, DEP has covenanted under the sale agreement that the execution of a joinder to an existing intercreditor agreement or a new intercreditor agreement, as circumstances require, is a condition precedent to the sale of property by DEP consisting of nonbypassable charges payable by customers comparable to the storm recovery property sold by DEP pursuant to the sale agreement. Please read “Security for the Storm Recovery Bonds—Issuance of Additional Storm Recovery Bonds” in this prospectus.
Allocations as Between Series
The financing order requires storm recovery charges to be shown as a separate line item on the periodic bills sent to customers. Although each additional series of storm recovery bonds will have its own storm recovery property reflecting the right to impose, bill, charge, collect and receive a separate storm recovery charge, storm recovery charges relating to the bonds and storm recovery charges relating to any additional series of storm recovery bonds will be collected through single periodic bills to each customer, and all storm recovery charges might be combined into a single line item on those periodic bills. In the event a customer does not pay in full all amounts owed under any bill including storm recovery charges, the servicer is required to allocate any resulting shortfalls in storm recovery charges ratably based on the amounts of storm recovery charges owing in respect of each series of storm recovery bonds, including the bonds of any series. Please read “The Servicing Agreement—Remittances to Collection Account” in this prospectus.
Access of Bondholders
Upon written request of any bondholder or group of bondholders evidencing at least 10% of the aggregate outstanding principal amount of the bonds, the indenture trustee will afford the bondholder or bondholders making such request a copy of a current list of bondholders for purposes of communicating with other bondholders with respect to their rights under the indenture or the series supplement; provided, that the indenture trustee gives prior written notice to us of such request.
The indenture or the series supplement does not provide for any annual or other meetings of bondholders.
Reports to Bondholders
On or prior to each payment date, special payment date or any other date specified in the indenture or the series supplement for payments with respect to any tranche of bonds, the servicer will deliver to us, and we will make available on a website associated with us or our affiliates, a statement prepared by the servicer with respect to the payment to be made on the payment date, special payment date or other date, as the case may be, setting forth the following information:
•
the amount of the payment to bondholders allocable to (i) principal and (ii) interest;

•
the aggregate outstanding principal balance of the bonds, before and after giving effect to payments allocated to principal reported immediately above;

•
the difference, if any, between the amount specified immediately above and the principal amount scheduled to be outstanding on that date according to the related expected sinking fund schedule;

•
any other transfers and payments to be made on such payment date, including amounts paid to the indenture trustee and the servicer;

•
the amounts on deposit in the capital subaccount and the excess funds subaccount, after giving effect to the foregoing payments and the required capital amount;

•
the amount paid or to be paid to the indenture trustee since the preceding payment date;

•
the amount paid or to be paid to the servicer since the preceding payment date; and

•
the amount of any other transfers and payments made pursuant to the indenture or the series supplement since the preceding payment date.

The reports will be available to bondholders upon request to the indenture trustee or the servicer. Such reports will not constitute financial statements prepared in accordance with generally accepted accounting principles. The financial information provided to bondholders will not be examined and reported upon by an independent public accountant. In addition, an independent public accountant will not provide an opinion on the financial information.
Within the prescribed period of time for tax reporting purposes after the end of each calendar year during the term of the bonds, the indenture trustee, so long as it is acting as paying agent and transfer agent and registrar for the bonds, will, upon written request by us or any bondholder, mail to persons or entities that at any time during the calendar year were bondholders and received any payment on the bonds, a statement containing certain information for the purposes of the bondholder’s preparation of United States federal and state income tax returns.
Although neither we nor the depositor are an asset-backed issuer and the bonds are not asset- backed securities as defined by the SEC in governing regulations Item 1101 of Regulation AB, we intend to file with the SEC reports related to the bonds consistent with the disclosure and regulatory regime established by Regulation AB. Such reports will be filed under the name of DEP NC Storm Funding and will include reports on Form 10-D, Form 10-K and Form 8-K. Please read “The Servicing Agreement—Evidence as to Compliance” in this prospectus.
Website Disclosure
We will, to the extent permitted by and consistent with our and the sponsor’s legal obligations under applicable securities laws, cause to be posted on a website associated with us or our affiliates, currently located at www.duke-energy.com, periodic and current reports containing, to the extent such information is reasonably available to us:
•
a statement of storm recovery charge remittances made to the indenture trustee, balances in the collection account (and each subaccount thereof) and the balance of outstanding storm recovery bonds, in each case, as of the most recent payment date;

•
the semi-annual servicer’s certificate and monthly servicer’s certificate delivered for the bonds pursuant to the servicing agreement;

•
the text (or a link to the website where a reader can find the text) of each filing of a True-Up Adjustment and the results of each such filing;

•
any change in the long-term or short-term credit ratings of the servicer assigned by the rating agencies;

•
material legislative or regulatory developments directly relevant to the bonds;

•
any reports and other information that are required to be filed with the SEC under the Exchange Act, including but not limited to periodic and current reports related to the bonds consistent with the disclosure and reporting regime established in Regulation AB

DEP NC Storm Funding and the Indenture Trustee May Modify the Indenture and the Series Supplement
Modifications of the Indenture that Do Not Require Consent of Storm Recovery Bondholders
From time to time, and without the consent of the bondholders (but with prior notice to the indenture trustee and the rating agencies), we may enter into one or more agreements supplemental to the indenture and to the series supplement for various purposes described in the indenture and the series supplement, including:
•
to correct or amplify the description of any property, including the collateral subject to the indenture or the series supplement, or to better convey, assure and confirm to the indenture trustee the property subject to the indenture or the series supplement, or to add additional property;

•
to add to the covenants for the benefit of the bondholders and the indenture trustee, or surrender any right or power conferred to us by the indenture or the series supplement;

•
to convey, transfer, assign, mortgage or pledge any property to or with the indenture trustee;

•
to cure any ambiguity or correct or supplement any provision in the indenture, in the series supplement or in any supplemental indenture that may be inconsistent with any other provision in the indenture, in the series supplement or in any supplemental indenture or to make any other provisions with respect to matters or questions arising under the indenture, under the series supplement or under any supplemental indenture, provided however, that (i) such action will not, as evidenced by an officer’s certificate, adversely affect in any material respect the interests of the bondholders and (ii) the rating agency condition (as defined under “Glossary”) shall have been satisfied with respect thereto;

•
to evidence and provide for the acceptance of the appointment under the indenture of a successor trustee with respect to the bonds and to add or change any of the provisions of the indenture or the series supplement as shall be necessary to facilitate the administration of the trusts thereunder by more than one trustee;

•
to evidence the succession of another person or entity to us in accordance with the terms of the indenture and in the series supplement and the assumption by any such successor of the covenants in the indenture, in the series supplement and in the bonds;

•
to modify, eliminate or add to the provisions of the indenture or the series supplement to such extent as shall be necessary to effect qualification under the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act, and to add provisions expressly required by the Trust Indenture Act;

•
to qualify the bonds for registration with a clearing agency;

•
to satisfy any rating agency requirements;

•
to set forth the terms of any series that has not therefore been authorized; or

•
to authorize the appointment of any fiduciary for any tranche of the bonds required or advisable with the listing of any tranche on any stock exchange and otherwise amend the indenture or the series supplement to incorporate changes requested or required by any government authority, stock exchange authority or fiduciary or any tranche in connection with such listing.

Modifications of the Indenture or the Series Supplement that Require the Approval of Storm Recovery    Bondholders
We may, with the consent of bondholders holding a majority of the aggregate outstanding principal amount of the bonds of each tranche to be affected (and with prior notice to the rating agencies), enter into one or more indentures supplemental to the indenture for the purpose of, among other things, adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or modifying in any manner the rights of bondholders. In determining whether a majority of holders have consented, bonds owned by us, DEP or any other of our affiliates shall be disregarded, except that, in determining whether the indenture trustee shall be protected in relying upon any such consent, the indenture trustee shall only be required to disregard any bonds it actually knows to be so owned. No supplement, however, may, without the consent of each bondholder of each tranche affected thereby, take certain actions enumerated in the indenture or in the series supplement, including:
•
change the date of payment of any installment of principal of or premium, if any, or interest on any bond of such tranche, or reduce in any manner the principal amount thereof, the interest rate thereon or the premium, if any, with respect thereto;

•
change the provisions of the indenture or series supplement and any applicable supplemental indenture relating to the application of collections on, or the proceeds of the sale of, the collateral to payment of principal of or premium, if any, or interest on the bonds or tranche, or change the place of payment where, or coin or currency in which, any bond or any interest thereon is payable;

•
reduce the percentage of the aggregate amount of the outstanding bonds, or of a tranche thereof, the consent of the bondholders of which is required for any supplemental indenture, or the consent of the bondholders of which is required for any waiver of compliance with those provisions of the indenture or the series supplement specified therein or of defaults specified therein and their consequences provided for in the indenture;
•
reduce the percentage of the outstanding amount of the bonds or tranche the holders of which are required to direct the indenture trustee to direct us to sell or liquidate the collateral;

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modify any of the provisions of the indenture or series supplement in a manner so as to affect the amount of any payment of interest, principal or premium, if any, payable on any bond of such tranche on any payment date or change the expected sinking fund schedules or final maturity dates of any bonds of such tranche;

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decrease the required capital amount;

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permit the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any of the collateral for the bonds or tranche or, except as otherwise permitted or contemplated in the indenture or the series supplement, terminate the lien of the indenture on any property at any time subject thereto or deprive the holder of any bond of the security provided by the lien of the indenture;

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cause any material adverse U.S. federal income tax consequence to the seller, us, our managers, the indenture trustee or the beneficial owners of the bonds;

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modify the provisions of the indenture or the series supplement with respect to amendments to the indenture and to certain of the other basic documents requiring consent of bondholders except to increase any percentage specified; or

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impair the right to institute suit for enforcement of the provisions of the indenture or the series supplement regarding payment or application of funds.

Promptly following the execution of any supplement to the indenture, the indenture trustee will furnish either a copy of such supplement or written notice of the substance of the supplement to each bondholder of a bond to which such supplement relates, and a copy of such supplement to each rating agency. No supplemental indenture will be effective unless the conditions set forth in the indenture, relating to the NCUC’s right to object (or to issue a statement that it might object) to such supplemental indenture, have been met. Please read “—Procedure for Obtaining Consent or Deemed Consent of the NCUC” below.
Notification of the Rating Agencies, the NCUC, the Indenture Trustee and the Storm Recovery Bondholders    of Any Modification
If we, DEP, the administrator or the servicer or any other party to the applicable agreement:
•
proposes to amend, modify, waive, supplement, terminate or surrender, or agree to any amendment, modification, waiver, supplement, termination or surrender of, the terms of the sale agreement, the administration agreement, the servicing agreement or the intercreditor agreement; or

•
waives timely performance or observance by DEP, the administrator or the servicer under the sale agreement, the administration agreement, the servicing agreement or the intercreditor agreement, in each case in a way that would materially and adversely affect the interests of bondholders, we must first notify the rating agencies and satisfy the rating agency condition. Upon receiving notification regarding satisfaction of the rating agency condition, we must thereafter notify the indenture trustee, the NCUC and the bondholders in writing of the proposed amendment, modification, waiver, supplement, termination or surrender and whether the rating agency condition has been satisfied with respect thereto (or, upon our written request, the indenture trustee shall so notify the bondholders on our behalf). The indenture trustee will consent to this proposed amendment, modification, supplement, waiver, termination or surrender only if the rating agency condition has been satisfied and only with the written consent of the holders of a majority of the outstanding principal amount of the bonds of the tranches materially and adversely affected thereby. In determining whether a majority of holders have consented, bonds owned by us, DEP or any other of our affiliates shall be disregarded, except that, in determining whether the indenture trustee shall be protected in relying upon any such consent, the indenture trustee shall only be required to disregard any bonds it actually knows to be so owned.

Modifications to the Sale Agreement, the Administration Agreement, the Servicing Agreement and Other Basic Documents
Except as set forth under “Notification of the Rating Agencies, the NCUC, the indenture trustee and the Storm Recovery Bondholders of Any Modification”, the sale agreement, the administration agreement, the servicing agreement and the intercreditor agreement may be amended, so long as such amendment does not change the true-up adjustment process and the rating agency condition is satisfied in connection therewith and the NCUC condition has been satisfied, at any time and from time to time, without the consent of the bondholders, but with the acknowledgement of the indenture trustee upon receipt by the indenture trustee of an officer’s certificate evidencing satisfaction of such rating agency condition and an opinion of counsel of external counsel evidencing that such amendment is in accordance with the provisions of such basic document. The servicing agreement does not provide any bondholder or any other person or entity with any legal or equitable right, remedy or claim in the storm recovery property, the servicing agreement or any covenants, conditions or provisions contained therein.
Enforcement of the Sale Agreement, the Administration Agreement, the Servicing Agreement and Other Basic Documents
The indenture provides that we will take all lawful actions to enforce our rights under the sale agreement, the administration agreement, the servicing agreement, the intercreditor agreement and the other basic documents. The indenture also provides that, promptly following a default, we will take all lawful actions the indenture trustee may request to compel or secure the performance and observance by each of DEP, each other party under the intercreditor agreement, the administrator and the servicer of their respective obligations to us under or in connection with the sale agreement, the administration agreement, the servicing agreement and the intercreditor agreement. So long as no event of default occurs and is continuing, we may exercise any and all rights, remedies, powers and privileges lawfully available to us under or in connection with the sale agreement, the administration agreement, the servicing agreement and the intercreditor agreement provided that such action shall not adversely affect the interest of bondholders in any material respect. However, if we or the servicer propose to amend, modify, waive, supplement, terminate or surrender, or agree to any amendment, modification, supplement, termination, waiver or surrender of, the process for adjusting the storm recovery charges, we must notify the indenture trustee and the bondholders and, when required, the NCUC in writing of this proposal (or, upon our written request, the indenture trustee shall so notify the bondholders on our behalf). In addition, the indenture trustee may consent to this proposal only with the written consent of the holders of a majority of the principal amount of the outstanding bonds of the tranches affected thereby and only if the rating agency condition is satisfied. In determining whether a majority of holders have consented, bonds owned by us, DEP or any other of our affiliates shall be disregarded, except that, in determining whether the indenture trustee shall be protected in relying upon any such consent, the indenture trustee shall only be required to disregard any bonds it actually knows to be so owned. The parties to the, indenture, the series supplement the administration agreement, the sale agreement and the servicing agreement will acknowledge that the financing order provides that the NCUC, acting through its authorized legal representative and for the benefit of North Carolina customers, may enforce the parties’ obligations imposed under the these agreements pursuant to the financing order to the extent permitted by law.
If an event of default occurs and is continuing, the indenture trustee may, and, at the written direction of the holders of a majority of the outstanding amount of all affected tranches of bonds or the NCUC, shall exercise all of our rights, remedies, powers, privileges and claims against DEP, the administrator and the servicer, under or in connection with the sale agreement, the administration agreement, the servicing agreement and the intercreditor agreement, including the right or power to take any action to compel or secure performance or observance by the seller, the administrator or the servicer of each of their obligations to DEP NC Storm Funding thereunder and to give any consent, request, notice, direction, approval, extension or waiver under the sale agreement, the servicing agreement, the intercreditor agreement and the administration agreement and any right of ours to take this action shall be suspended.
Procedure for Obtaining Consent or Deemed Consent of the NCUC
The NCUC must consent or acquiesce prior to the implementation of any amendment, modification or supplement to the indenture or the other basic documents, or any waiver of a default under any basic document. Each of such basic documents sets forth procedures whereby we or DEP, as the case may be, may request such consent or acquiescence. The process, described below, for obtaining NCUC consent or acquiescence is referred to as the NCUC condition. The NCUC condition will be satisfied if, after receiving notice of any such amendment or modification or requested waiver, the NCUC consents in writing to such action or waiver, or does not object to such action or waiver within 60 days of any requested approval for an amendment, modification or waiver. Subject to the state pledge not to impair the value of the storm recovery property, the NCUC may object to any such amendment, modification or waiver in its sole discretion.
Covenants of DEP NC Storm Funding
We may not consolidate with or merge into any other entity, unless:
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the entity formed by or surviving the consolidation or merger is organized under the laws of the United States or any state of the United States;

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the entity expressly assumes, by a supplemental indenture, the performance or observance of all of our agreements and covenants under the indenture and the series supplement;

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the entity expressly assumes all of our obligations and succeeds to all of our rights under the sale agreement, the servicing agreement and any other basic document to which we are a party;

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no default, event of default or servicer default under the indenture or the series supplement has occurred and is continuing immediately after the merger or consolidation;

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the rating agency condition will have been satisfied with respect to the merger or consolidation;

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the issuing entity has delivered to DEP, the indenture trustee and the rating agencies an opinion or opinions of outside tax counsel (as selected by us, in form and substance reasonably satisfactory to DEP and the indenture trustee, and which may be based on a ruling from the IRS) to the effect that the consolidation or merger will not result in a material adverse federal or state income tax consequence to us, DEP, the indenture trustee or the then existing bondholders;

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any action as is necessary to maintain the lien and the perfected security interest in the collateral created by the indenture has been taken, as evidenced by an opinion of counsel of our external counsel; and

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the issuing entity has delivered to the indenture trustee an officer’s certificate and an opinion of counsel of our external counsel, each stating that all conditions precedent in the indenture and the series supplement provided for relating to the transaction have been complied with.

We may not sell, convey, exchange, transfer or otherwise dispose of any of our properties or assets included in the collateral to any person or entity, unless:
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the person or entity acquiring the properties and assets:

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is a United States citizen or an entity organized under the laws of the United States or any State;

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expressly assumes, by a supplemental indenture, the performance or observance of all of our agreements and covenants under the indenture and series supplement;

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expressly agrees by the supplemental indenture that all right, title and interest so conveyed or transferred will be subject and subordinate to the rights of bondholders;

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unless otherwise specified in the supplemental indenture referred to above, expressly agrees to indemnify, defend and hold us and the indenture trustee harmless against and from any loss, liability or expense arising under or related to the indenture or the series supplement and the bonds;

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expressly agrees by means of the supplemental indenture that the person or entity (or if a group of persons or entities, then one specified person or entity) will make all filings with the SEC (and any other appropriate person or entity) required by the Exchange Act in connection with the storm recovery bond collateral and the bonds;

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if such sale, conveyance, exchange, transfer or disposal relates to our rights and obligations under the sale agreement or the servicing agreement, such person or entity assumes all obligations and succeeds to all of our rights under the sale agreement and the servicing agreement, as applicable;

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no default, event of default or servicer default under the indenture or the series supplement has occurred and is continuing immediately after the transactions;

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the rating agency condition has been satisfied with respect to such transaction;

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we have delivered to DEP, the indenture trustee and the rating agencies an opinion or opinions of outside tax counsel (as selected by us, in form and substance reasonably satisfactory to DEP, and which may be based on a ruling from the IRS) to the effect that the disposition will not result in a material adverse federal or state income tax consequence to us, DEP, the indenture trustee or the then existing bondholders;

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any action as is necessary to maintain the lien and the perfected security interest in the collateral created by the indenture has been taken as evidenced by an opinion of counsel of external counsel; and

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we have delivered to the indenture trustee an officer’s certificate and an opinion of counsel of our external counsel, each stating that the conveyance or transfer complies with the indenture and all conditions precedent therein provided for relating to the transaction have been complied with.

We will not, among other things, for so long as any bonds are outstanding:
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except as expressly permitted by the indenture and the other basic documents, or in connection with the issuance of any additional storm recovery bonds, sell, transfer, exchange or otherwise dispose of any of our assets unless in accordance with the remedies provisions of the indenture or the series supplement;

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claim any credit on, or make any deduction from the principal or premium, if any, or interest payable in respect of, the bonds (other than amounts properly withheld from such payments under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, the Treasury regulations promulgated thereunder or other tax laws) or assert any claim against any present or former bondholder by reason of the payment of the taxes levied or assessed upon any part of the collateral;

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terminate our existence, or dissolve or liquidate in whole or in part;

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permit the validity or effectiveness of the indenture or the other basic documents to be impaired;

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permit the lien of the indenture to be amended, hypothecated, subordinated, terminated or discharged or permit any person or entity to be released from any covenants or obligations with respect to the bonds except as may be expressly permitted by the indenture or the series supplement;

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permit any lien, charge, pledge, claim, security interest, mortgage or other encumbrance, other than the lien and security interest granted under the indenture, to be created on or extend to or otherwise arise upon or burden the collateral or any part thereof or any interest therein or the proceeds thereof (other than tax liens arising by operation of law with respect to amounts not yet due);

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permit the lien granted under the indenture not to constitute a valid first priority perfected security interest in the collateral;

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elect to be classified as an association taxable as a corporation for U.S. federal income tax purposes, file any tax return or take any other action inconsistent with our treatment for U.S. federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from our sole member;

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change our name, identity or structure or the location of its chief executive office unless, at least ten business days prior to the effective date of any such change, we deliver to the indenture trustee (with copies to each rating agency) such documents, instruments or agreements, executed by us, as are necessary to reflect such change and to continue the perfection of the security interest of the indenture or the series supplement;

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except to the extent permitted by applicable law, voluntarily suspend or terminate our SEC filing obligations;

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take any action that is subject to the rating agency condition without satisfying the rating agency condition; or

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issue any debt obligations other than the storm recovery bonds permitted by the indenture.

The issuing entity may not engage in any business other than acquiring, owning or administering storm recovery property and other collateral and issuing the bonds or additional storm recovery bonds under the financing order or additional storm recovery bonds pursuant to an additional financing order issued by the NCUC pursuant to the Financing Act.
The issuing entity will not issue, incur, assume, guarantee or otherwise become liable for any other indebtedness except for one or more series of storm recovery bonds. Also, we will not, except as contemplated by the bonds and the basic documents, make any loan or advance or credit to, or guarantee, endorse or otherwise become contingently liable, directly or indirectly, in connection with the obligations, stocks or dividends of, or own, purchase, repurchase or acquire (or agree contingently to do so) any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other person or entity. We will not, except for the acquisition of storm recovery property as contemplated by the bonds and the basic documents, make any expenditure (by long-term or operating lease or otherwise) for capital assets (either realty or personalty).
The issuing entity will not, directly or indirectly, make payments to or distributions, dividends or redemptions to any holder of its equity interest in respect of that interest except in accordance with the indenture, the series supplement and other basic documents.
The issuing entity will cause the servicer to deliver to the indenture trustee the annual accountant’s certificates, compliance certificates, reports regarding distributions and statements to bondholders required by the servicing agreement.
Events of Default; Rights Upon Event of Default
An event of default with respect to the bonds is defined in the indenture as any one of the following events:
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a default for five business days in the payment when due of any interest on any bond (whether such failure to pay interest is caused by a shortfall in storm recovery charges received or otherwise);

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a default in the payment of the then unpaid principal with respect any tranche on the final maturity date for that tranche;

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a default in the observance or performance of any of our covenants or agreements made in the indenture or the series supplement (other than defaults described above) and the continuation of any default for a period of 30 days after the earlier of (i) the date that written notice of the default is given to us by the indenture trustee or to us and the indenture trustee by the holders of at least 25% in principal amount of the bonds then outstanding or (ii) the date that we had actual knowledge of the default;

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any representation or warranty made by us in the indenture, the series supplement or in any certificate or other writing delivered pursuant to the indenture or the series supplement or in connection with the indenture or series supplement having been incorrect in any material respect as of the time made, and such breach not having been cured within 30 days after the earlier of (i) the date that notice of the breach is given by registered or certified mail to us by the indenture trustee or to us and the indenture trustee by the holders of at least 25% in principal amount of the bonds then outstanding or (ii) the date that we had actual knowledge of the default;

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certain events of bankruptcy, insolvency, receivership or liquidation; or

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a breach by the State of North Carolina or any of its agencies (including the NCUC), officers or employees that violates the pledge of the State of North Carolina or is not in accordance with the pledge of the State of North Carolina.

If an event of default (other than as specified in the last bullet point above) should occur and be continuing with respect to the bonds, the indenture trustee or holders of a majority in principal amount of the bonds then outstanding may declare the unpaid principal of the bonds and all accrued and unpaid interest thereon to be immediately due and payable. However, the nature of our business will result in payment of principal upon an acceleration of the bonds being made as funds become available. Please read “Risk Factors—Risk Associated with the Unusual Nature of the Storm Recovery Property—Foreclosure of the indenture trustee’s lien on the storm recovery property for the bonds might not be practical, and acceleration of the bonds before maturity might result in your investment being repaid either earlier or later than expected” and “Risk Factors—You may experience payment delays as a result of limited sources of payment for the bonds and limited credit enhancement”. The holders of a majority in principal amount of the bonds may rescind and annul that declaration and its consequences so long as we deposit with the indenture trustee any past due amounts of all storm recovery bonds and expenses of the indenture trustee and all events of default of all storm recovery bonds, other than the nonpayment caused by acceleration, have been cured. Additionally, the indenture trustee may exercise all of our rights, remedies, powers, privileges and claims against the seller or the servicer or the administrator under or in connection with the sale agreement, the servicing agreement and the administration agreement. If an event of default as specified in the last bullet above has occurred, the servicer will be obligated under the servicing agreement to institute (and the indenture trustee, for the benefit of the bondholders, will be entitled and empowered to institute) any suits, actions or proceedings at law, in equity or otherwise, to enforce the pledge of the State of North Carolina and to collect any monetary damages as a result of a breach thereof, and each of the seller, the servicer and the indenture trustee may prosecute any suit, action or proceeding to final judgment or decree. The servicer is obligated to institute and maintain such action or proceedings only if it is being reimbursed on a current basis for its costs and expenses and is not will be required to advance its own funds in order to bring any suits, actions or proceedings and, for so long as the legal actions were pending, the servicer will be required, unless otherwise prohibited by applicable law or court or regulatory order in effect at that time, to bill, collect and post the storm recovery charges, perform adjustments and discharge its obligations under the servicing agreement.
If an event of default (other than a breach by the State of North Carolina or any of its agencies of the pledge of the State of North Carolina as specified in the last bullet point above) shall have occurred and be continuing, the indenture trustee may, at the written direction of the holders of a majority in principal amount of the bonds then outstanding, either sell the storm recovery property or elect to have us maintain possession of all or a portion of such storm recovery property and continue to apply storm recovery charge collections as if there had been no declaration of acceleration. There is likely to be a limited market, if any, for the storm recovery property following a foreclosure, in light of the event of default, the unique nature of the storm recovery property as an asset and other factors discussed in this prospectus. In addition, the indenture trustee is prohibited from selling the storm recovery property following an event of default, other than a default in the payment of any principal or a default for five business days or more in the payment of any interest on any bond, unless:
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the holders of all the outstanding bonds consent to the sale;

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the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on the outstanding bonds; or

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the indenture trustee determines that the proceeds of the collateral would not be sufficient on an ongoing basis to make all payments on the bonds as those payments would have become due if the bonds had not been declared due and payable, and the indenture trustee obtains the consent of the holders of at least two-thirds of the aggregate outstanding amount of the bonds.

Subject to the provisions of the indenture and the series supplement relating to the duties of the indenture trustee, if an event of default occurs and is continuing, the indenture trustee will be under no obligation to exercise any of the rights or powers under the bonds at the request or direction of any of the holders of bonds if the indenture trustee believes in its discretion it will not be adequately indemnified against the costs, expenses and liabilities that might be incurred by it in complying with the request. Subject to the provisions for indemnification and certain limitations contained in the indenture or in the series supplement:
•
the holders of a majority in principal amount of the outstanding bonds of an affected tranche will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee; and

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prior to the acceleration of the bonds, the holders of a majority in principal amount of the bonds then outstanding of an affected tranche may, in certain cases, waive any default with respect thereto, except a default in the payment of principal or interest or a default in respect of a covenant or provision of the indenture or the series supplement that cannot be modified without the consent of all of the holders of the outstanding bonds of all tranches affected thereby.
No holder of any bond will have the right to institute any proceeding, to avail itself of any remedies provided in the Financing Act or of the right to foreclose on the collateral, or otherwise to enforce the lien and security interest on the collateral or to seek the appointment of a receiver or indenture trustee, or for any other remedy under the indenture or the series supplement, unless:
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the holder previously has given to the indenture trustee written notice of a continuing event of default;

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the holders of a majority in principal amount of the outstanding bonds have made written request of the indenture trustee to institute the proceeding in its own name as indenture trustee;

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the holder or holders have offered the indenture trustee satisfactory indemnity;

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the indenture trustee has for 60 days failed to institute the proceeding; and

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no direction inconsistent with the written request has been given to the indenture trustee during the 60-day period by the holders of a majority in principal amount of the outstanding bonds.

In addition, the indenture trustee and the servicer will covenant and each bondholder will be deemed to covenant that it will not, prior to the date that is one year and one day after the termination of the indenture or the series supplement, institute against us or against our managers or our member or members any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law, subject to the right of a circuit court of the State of North Carolina to order sequestration and payment of revenues arising with respect to the storm recovery property.
Neither any manager nor the indenture trustee in its individual capacity, nor any holder of any ownership interest in us, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, successors or assigns will, in the absence of an express agreement to the contrary, be personally liable for the payment of the principal of or interest on the bonds or for our agreements contained in the indenture or the series supplement.
Actions by Bondholders
Subject to certain exceptions, the holders of a majority of the aggregate outstanding amount of the bonds issued under the indenture or the series supplement (or, if less than all tranches are affected, the affected tranche or tranches) will have the right to direct the time, method and place of (i) conducting any proceeding for any remedy available to the indenture trustee and (ii) exercising any trust or power conferred on the indenture trustee under the indenture or under the series supplement; provided, that:
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the direction is not in conflict with any rule of law or with the indenture or the series supplement and would not involve the indenture trustee in personal liability or expense;

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subject to any other conditions specified in the indenture or the series supplement, any direction to the indenture trustee to sell or liquidate the collateral shall be by holders of 100% of the bonds; and

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the indenture trustee may take any other action deemed proper by the indenture trustee that is not inconsistent with the direction.

If any circumstance under which the indenture trustee is required to seek instructions from the holders of the bonds of any tranche with respect to any action or vote, the indenture trustee will take the action or vote for or against any proposal in proportion to the principal amount of the corresponding tranche, as applicable, of bonds taking the corresponding position. Notwithstanding the foregoing, the indenture allows each bondholder to institute suit for the enforcement of payment of (i) the interest, if any, on its bonds that remains unpaid as of the applicable due date and (ii) the unpaid principal, if any, of its bonds on the final maturity date for such tranche.
In addition, the NCUC, acting on its own behalf, has the authority to enforce all provisions of the indenture and the series supplement for the benefit of customers, including without limitation any customer indemnification provisions in connection with the specified items in the indenture or series supplement.

Annual Report of Indenture Trustee
If required by the Trust Indenture Act, the indenture trustee will be required to send each year to all bondholders a brief report, commencing in March   . The report must state, among other things:
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any change in the indenture trustee’s eligibility and qualification to continue as the indenture trustee under the indenture;

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any amounts advanced by it under the indenture or the series supplement;

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any change in the amount, interest rate and maturity date of specific indebtedness owing by us to the indenture trustee in the indenture trustee’s individual capacity;

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any change in the property and funds physically held pursuant to the indenture or the series supplement; and

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any action taken by it that materially affects the bonds and that has not been previously reported.

Annual Compliance Statement
We will file annually, with the indenture trustee, the NCUC and the rating agencies, a written statement as to whether we have fulfilled our obligations under the indenture.
Satisfaction and Discharge of Indenture
The indenture will cease to be of further effect with respect to the bonds and the indenture trustee, on our written demand and at its expense, will execute instruments acknowledging satisfaction and discharge of the indenture with respect to the bonds, when:
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either all bonds that have already been authenticated or delivered, with certain exceptions set forth in the indenture, have been delivered to the indenture trustee for cancellation or either the scheduled final payment date for bonds not delivered for cancellation has occurred or will occur within one year and we have irrevocably deposited or cause to be deposited in trust with the indenture trustee cash and/or U.S. government obligations that through the payments of principal and interest in accordance with their terms are in an amount sufficient to pay principal, interest and premiums, if any, on the bonds and ongoing other financing costs and all other sums payable by us with respect to the bonds when scheduled to be paid and to discharge the entire indebtedness on such bonds when due;

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we have paid all other sums payable by us with respect to the bonds under the indenture; and

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we have delivered to the indenture trustee an officer’s certificate, an opinion of its external counsel and, if required by the Trust Indenture Act or the indenture trustee, a certificate from a firm of independent registered public accountants, each stating that there has been compliance with the conditions precedent in the indenture relating to the satisfaction and discharge of the indenture.

DEP NC Storm Funding’s Legal and Covenant Defeasance Options
We may, at any time, terminate all of our obligations under the indenture and the series supplement, referred to herein as the legal defeasance option, or terminate our obligations to comply with some of the covenants in the indenture and the series supplement, including some of the covenants described under “—Covenants of DEP NC Storm Funding”, referred to herein as the covenant defeasance option.
We may exercise the legal defeasance option of the bonds notwithstanding our prior exercise of the covenant defeasance option. If we exercise the legal defeasance option, the bonds will be entitled to payment only from the funds or other obligations set aside under the indenture or the series supplement for payment thereof as described below. The bonds of any tranche will not be subject to payment through redemption or acceleration prior to the scheduled final payment date or redemption date, as applicable, for such tranche. If we exercise the covenant defeasance option, the maturity of the bonds may not be accelerated because of an event of default relating to a default in the observance or performance of any of our covenants or agreements made in the indenture or in the series supplement.

The indenture provides that we may exercise our legal defeasance option or our covenant defeasance option of bonds only if:
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we irrevocably deposit or cause to be irrevocably deposited in trust with the indenture trustee cash and/or U.S. government obligations that through the payments of principal and interest in accordance with their terms are in an amount sufficient without reinvestment, to pay principal, interest and premium, if any, on the bonds and ongoing financing costs and any other sums payable under the indenture or the series supplement with respect to the bonds when scheduled to be paid and to discharge the entire indebtedness on the bonds when due;

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we deliver to the indenture trustee a certificate from a nationally recognized firm of independent registered public accountants expressing its opinion that the payments of principal of and interest on the U.S. government obligations when due and without reinvestment plus any deposited cash will provide cash at times and in sufficient amounts to pay in respect of the bonds:

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principal in accordance with the expected sinking fund schedule therefore;

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interest when due; and

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ongoing financing costs and all other sums payable under the indenture or the series supplement with respect to the bonds;

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in the case of the legal defeasance option, 95 days after the deposit is made and during the 95-day period no default relating to events of our bankruptcy, insolvency, receivership or liquidation occurs and is continuing at the end of the period;

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no default has occurred and is continuing on the day of this deposit and after giving effect thereto;

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in the case of the legal defeasance option, we deliver to the indenture trustee an opinion of its external counsel stating that it has received from, or there has been published by, the IRS a ruling, or since the date of execution of the indenture and the series supplement, there has been a change in the applicable U.S. federal income tax law, and in either case confirming that the holders of the bonds will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of the legal defeasance option and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred;

•
in the case of the covenant defeasance option, we deliver to the indenture trustee an opinion of our external counsel to the effect that the holders of the bonds will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of the covenant defeasance option and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

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we deliver to the indenture trustee a certificate of one of our officers and an opinion of our counsel, each stating that the amendment is authorized and permitted and that all conditions precedent to the legal defeasance option or the covenant defeasance option, as applicable, have been complied with as required by the indenture or the series supplement;

•
we deliver to the indenture trustee an opinion of our external counsel to the effect that: (i) in a case under the Bankruptcy Code in which DEP (or any of its affiliates, other than us) is the debtor, the court would hold that the deposited cash or U.S. government obligations would not be in the bankruptcy estate of DEP (or any of its affiliates, other than us, that deposited the cash or U.S. government obligations); and (ii) in the event DEP (or any of its affiliates, other than us, that deposited the cash or U.S. government obligations) were to be a debtor in a case under the Bankruptcy Code, the court would not disregard the separate legal existence of DEP (or any of its affiliates, other than us, that deposited the cash or U.S. government obligations) and us so as to order substantive consolidation under the Bankruptcy Code of our assets and liabilities with the assets and liabilities of DEP or such other affiliate; and

•
the rating agency condition has been satisfied with respect to the exercise of any legal defeasance option or covenant defeasance option.

No Recourse to Others
No recourse may be taken directly or indirectly, by the bondholders with respect to our obligations on the bonds, under the indenture or any supplement thereto or any certificate or other writing delivered in connection therewith, against (i) DEP NC Storm Funding, other than from the storm recovery bond collateral, (ii) any owner of a beneficial interest in DEP NC Storm Funding (including DEP) or (iii) any shareholder, partner, owner, beneficiary, agent, officer, director, employee or agent of the indenture trustee, the managers or any owner of a beneficial interest in DEP NC Storm Funding (including DEP) in its individual capacity, or of any successors or assigns or any of them in their respective individual or corporate capacities, except as any such person or entity may have expressly agreed. Each holder by accepting a bond specifically confirms the nonrecourse nature of these obligations and waives and releases all such liability. The waiver and release are part of the consideration for issuance of the bonds.
Notwithstanding any provision of the indenture or the series supplement to the contrary, bondholders shall look only to the storm recovery bond collateral with respect to any amounts due to the bondholders under the indenture and the bonds, and, in the event such collateral is insufficient to pay in full the amounts owed on the bonds, shall have no recourse against us in respect of such insufficiency. Each bondholder by accepting a bond specifically confirms the nonrecourse nature of these obligations and waives and releases all such liability. The waiver and release are part of consideration for issuance of the bonds.
Certain Regulatory Provisions
No Credit Risk Retention Expected.   Section 941 of the Dodd-Frank Wall Street Reform and Consumer Protection Act added section 15G to the Exchange Act, generally requiring sponsors of asset-backed securities to retain not less than 5% of the credit risk of the assets collateralizing the asset-backed securities. The final common rule adopted by the SEC and other U.S. agencies on October 22, 2014 provides that this 5% risk retention requirement does not apply to qualifying electric utility sponsored ratepayer obligation charge bond transactions. We and DEP believe that the storm recovery bonds qualify for this exception, and as a result, the storm recovery bonds will not be subject to the general 5% risk retention requirement of section 15G of the Exchange Act.
We and DEP believe that the bonds will also not be subject to the 5% risk retention requirement imposed by the European Union Capital Requirements Regulation (Regulation (EU) No 575/2013). For the purposes of the European Union’s risk retention rules, we and DEP believe the issue of the bonds does not fall within the definition of a “securitisation” as the credit risk associated with exposure is not tranched. We and DEP believe, therefore, that the EU risk retention rules do not apply to the issue of the bonds.
If a European regulator should decide that the issue of the bonds is a “securitisation” for EU regulatory purposes then failure to comply with one or more of the requirements set out in Regulation (EU) No 575/2013 might result in the imposition of a penal capital charge with respect to the investment made in the securitization by a credit institution and investment firm regulated in a Member State of the European Economic Area and its consolidated group affiliates.
None of DEP, us, any underwriter or any other party to the transaction of which this offering is a part intends to retain a material net economic interest in the transaction of which this offering is a part for the purposes of the risk retention requirements discussed in above or take any other action that may be required by investors for the purposes of their compliance with these requirements.

THE INDENTURE TRUSTEE
The Bank of New York Mellon Trust Company, National Association, a national banking association, will be the indenture trustee. The Bank of New York Mellon Trust Company, National Association will also act as paying agent and registrar. The Bank of New York Mellon Trust Company, National Association corporate trust businesses have office locations in various domestic and international cities. The Bank of New York Mellon Trust Company, National Association has acted as indenture trustee on numerous electric utility sponsored bond transactions. The indenture and series supplement will be administered from The Bank of New York Mellon Trust Company, National Association Corporate Trust Department located at 10161 Centurion Parkway N., Jacksonville, Florida 32256.
The indenture trustee may resign at any time upon not less than 30 days’ prior written notice to us. The holders of a majority in principal amount of the bonds then outstanding under the indenture and the series supplement may remove the indenture trustee by so notifying the indenture trustee and may appoint a successor indenture trustee. We will remove the indenture trustee if the indenture trustee: (i) ceases to be eligible under the Trust Indenture Act; (ii) ceases to satisfy certain credit standards set forth in the indenture and the series supplement; (iii) becomes a debtor in a bankruptcy proceeding or is adjudicated insolvent or a receiver or other public officer takes charge of the indenture trustee or its property; (iv) becomes incapable of acting; or (v) fails to provide to us certain information it reasonably request that is necessary for us to satisfy our reporting obligations under the securities laws. If the indenture trustee resigns or is removed or a vacancy exists in the office of indenture trustee for any reason, we will be obligated promptly to appoint a successor indenture trustee eligible under the indenture and the series supplement, and notice of such appointment is required to be promptly given to each rating agency by the successor trustee. No resignation or removal of the indenture trustee will become effective until acceptance of the appointment by a successor trustee. We are responsible for payment of the expenses associated with any such removal or resignation.
The indenture trustee will at all times satisfy the requirements of the Trust Indenture Act and Rule 3a-7 of the Investment Company Act of 1940 and have a combined capital and surplus of at least $50,000,000 and a long-term debt rating of BBB- (or the equivalent thereof) or better by all of the rating agencies rating the bonds and from which a rating is available. If the indenture trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business or assets to, another entity, the resulting, surviving or transferee entity will without any further action be the successor indenture trustee.
The indenture trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers, provided that its conduct does not constitute willful misconduct, negligence or bad faith. We have agreed to indemnify the indenture trustee and its officers, directors, employees and agents against any and all loss, liability or expense (including reasonable attorney’s fees and expenses) incurred by it in connection with the administration of the trust and the performance of its duties under the indenture and the series supplement, provided that we are not required to pay any expense or indemnify against any loss, liability or expense incurred by the indenture trustee through the indenture trustee’s own willful misconduct, negligence or bad faith. Please read “Security for the Storm Recovery Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus.
In the ordinary course of business, The Bank of New York Mellon Trust Company, National Association, an affiliate of the indenture trustee, is named as a defendant in or made a party to pending and potential legal actions. In connection with its role as the indenture trustee of certain residential mortgage-backed securitization (RMBS) transactions, The Bank of New York Mellon Trust Company, National Association was named as a defendant in a lawsuit brought in New York State court defendant in a number of legal actions brought by RMBS investors. This lawsuits allege that The Bank of New York Mellon Trust Company, National Association had expansive duties under the governing agreements, including the duty to investigate and pursue breach of representation and warranty claims against other parties to the RMBS transactions. While it is inherently difficult to predict the eventual outcomes of pending actions, The Bank of New York Mellon Trust Company, National Association denies liability and intends to defend the litigation vigorously.
We, DEP and our respective affiliates may from time to time enter into normal banking and trustee relationships with The Bank of New York Mellon Trust Company, National Association and its affiliates. No relationships currently exist or existed during the past two years between DEP, us and our respective affiliates, on the one hand, and The Bank of New York Mellon Trust Company, National Association and its affiliates, on the other hand, that would be outside the ordinary course of business or on terms other than would be obtained in an arm’s length transaction with an unrelated third party. The indenture trustee may perform its duties through agents appointed with due care.

SECURITY FOR THE STORM RECOVERY BONDS
General
The bonds issued under the indenture will be non-recourse obligations and will be payable solely from and secured solely by a pledge of and lien on the storm recovery property relating to the bonds and other collateral as provided in the indenture and the series supplement. Storm recovery property includes the right to impose, bill, charge, collect and receive storm recovery charges. These charges will be paid by all existing or future North Carolina customers receiving transmission or distribution service from DEP or its successors or assignees under rate schedules approved by the NCUC or under special contracts. Storm recovery charges are payable by customers even if the customers elect to purchase electricity from an alternative electricity supplier following a fundamental change in regulation of public utilities in North Carolina. Storm recovery property includes the right to implement the true-up mechanism, at least semi-annually. See “The Storm Recovery Property and the Financing Act” in this prospectus.
Issuance of Additional Storm Recovery Bonds
We have been organized to serve as a special purpose subsidiary of DEP. As authorized by the financing order, our organizational documents as well as the transaction documents supporting the bonds give us the authority and flexibility to issue additional storm recovery bonds in future transactions, with the approval of the NCUC. As a result, we may acquire additional separate storm recovery property and issue one or more additional series of storm recovery bonds that are supported by such additional and separate storm recovery property. For example, such future financings may include additional series of storm recovery bonds to finance additional storm recovery costs for future storms. If authorized by the NCUC, such future financings may include storm recovery bonds issued to finance costs, if any, which result from future storms.
Each series of storm recovery bonds that may be issued will be backed by separate storm recovery property we acquire for the separate purpose of repaying that series of storm recovery bonds. Each series of storm recovery bonds that may be issued will have the benefit of a true-up mechanism.
Any new series of storm recovery bonds may include terms and provisions that would be unique to that particular series of storm recovery bonds. See “Description of the Storm Recovery Bonds—Conditions of Issuance of Additional Storm Recovery Bonds and Acquisition of Additional Storm Recovery Property” in this prospectus.
Allocations as Between Series of Storm Recovery Bonds
The bonds will not be subordinated in right of payment to any other series of storm recovery bonds. Each series of storm recovery bonds will be secured by its own separate storm recovery property, which will include the right to impose, bill, charge, collect and receive storm recovery charges calculated in respect of that series, and the right to impose interim and annual true-up adjustments to correct overcollections or undercollections in respect of that series. Each series will also have its own collection account, including any related subaccounts, into which revenue from the storm recovery charges relating to that series will be deposited and from which amounts will be withdrawn to pay the related series of storm recovery bonds. Holders of one series of storm recovery bonds will have no recourse to collateral for a different series. The administration fees, independent manager fees and other operating expenses payable by us on a payment date will be assessed to each series of storm recovery bonds on a pro rata basis, based upon the respective outstanding principal amounts of each series. See “—Description of Indenture Accounts” and “—How Funds in the Collection Account Will Be Allocated” in this prospectus.
Although each series of storm recovery bonds will have its own separate storm recovery property, storm recovery charges relating to the bonds and storm recovery charges relating to any other series will be collected through single bills to individual electric service customers that include all charges related to the purchase of electricity, without separately itemizing the storm recovery charges component of the bill or the storm recovery charges components applicable to separate series. However, customer electricity bills will state that a portion of the electricity bill consists of the rights to the storm recovery charges that have been sold to us. In the event a customer does not pay in full all amounts owed under any bill including storm recovery charges, each servicer is required to allocate any resulting shortfalls in storm recovery charges ratably based on the amounts of storm recovery charges owing in respect of the bonds, any amounts owing to any other series and amounts owing to any other subsequently created special- purpose subsidiaries of the utilities which issue storm recovery bonds. See “The Servicing Agreement—Remittances to Collection Account” in this prospectus.
Pledge of Collateral
To secure the payment of principal of and interest on the bonds, we will grant to the indenture trustee a security interest in all of our right, title and interest (whether owned on the issuance date or thereafter acquired or arising) in and to the following property:
•
the storm recovery property created under and pursuant to the financing order and the Financing Act, and transferred by the seller to us pursuant to the sale agreement (including, to the fullest extent permitted by law, the right to impose, bill, charge, collect and receive storm recovery charges, the right to obtain true-up adjustments to those charges, and all revenue, collections, claims, rights to payments, payments, money and proceeds arising out of the rights and interests created under the financing order);

•
all storm recovery charges related to the foregoing storm recovery property;

•
the sale agreement and the bill of sale executed in connection therewith and all property and interests in property transferred under the sale agreement and the bill of sale with respect to the foregoing storm recovery property and the bonds;

•
the servicing agreement, the administration agreement, the intercreditor agreement and any subservicing, agency, administration or collection agreements executed in connection therewith, to the extent related to the foregoing storm recovery property and the bonds;

•
the collection account, relating to the bonds and established under the indenture and the series supplement, all subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto;

•
all rights to compel the servicer to file for and obtain true-up adjustments to the storm recovery charges in accordance with the Financing Act and the financing order;

•
all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, whether such claims, demands, causes and choses in action constitute storm recovery property, accounts, general intangibles, instruments, contract rights, chattel paper or proceeds of such items or any other form of property;

•
all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing; and

•
all payments on or under and all proceeds in respect of any or all of the foregoing. The collateral does not include:

•
cash or other property that has been released pursuant to the terms of the indenture and the series supplement;

•
amounts deposited with us on the issuance date, for payment of costs of issuance with respect to the bonds (together with any interest earnings thereon); and

•
proceeds from the sale of the bonds required to pay the purchase price of the foregoing storm recovery property paid pursuant to the sale agreement and the costs of the issuance of the bonds.

We refer to the foregoing assets in which we, as assignee of the seller, will grant the indenture trustee a security interest as the storm recovery bond collateral. Please read “—How Funds in the Collection Account Will Be Allocated” in this prospectus.

Security Interest in the Collateral
Section 62-172(e). of the Financing Act provides that a valid and enforceable security interest in storm recovery property will attach and be perfected only upon the later of: the issuance of a financing order, the execution and delivery of a security agreement with the indenture trustee in connection with issuance of a series of bonds, the indenture trustee has rights in such bonds or the power to transfer rights in such bonds and the receipt of value for such bonds. Upon perfection by filing notice with the North Carolina Secretary of State, the lien and security interest will be continuously perfected. Section 62-172(e)(1). of the Financing Act further provides that such security interest in the storm recovery property and all proceeds of the storm recovery property, whether or not billed, accrued or collected, and whether or not deposited into the collection account and however evidenced, will have priority in the order of filing and take precedence over any subsequent judicial or other lien creditor. No continuation statements are necessary to maintain such perfection.
The relative priority of the lien and security interest perfected under Section 62-172(e). of the Financing Act is not impaired by later modification of the financing order or the commingling of revenues arising with respect to any storm recovery property with other funds (subject to the tracing requirements of federal bankruptcy law).
The financing order creates a valid and enforceable lien and security interest in the storm recovery property and the indenture and the series supplement state that it constitutes a security agreement within the meaning of the Financing Act. The servicer pledges in the servicing agreement to file with the North Carolina Secretary of State on or before the date of issuance the filing required by Section 62-172(e). of the Financing Act to perfect the lien of the indenture trustee in the storm recovery property. The seller will represent, at the time of issuance of the bonds, that no prior filing has been made under the terms of Section 62-172(e) of the Financing Act with respect to the storm recovery property securing the bonds to be issued other than a filing which provides the indenture trustee with a first priority perfected security interest in the storm recovery property.
Certain items of the storm recovery bond collateral may not constitute storm recovery property and the perfection of the indenture trustee’s security interest in those items of collateral would therefore be subject to the UCC or common law and not Section 62-172(e) of the Financing Act. These items consist of our rights in:
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the related sale agreement, servicing agreement and administration agreement,

•
the capital subaccount or any other funds on deposit in the collection account which do not constitute storm recovery charge collections, together with all instruments, investment property or other assets on deposit therein or credited thereto and all financial assets and securities entitlements carried therein or credited thereto which do not constitute storm recovery charge collections,

•
all accounts, accounts receivable, general intangibles, chattel paper, documents, money, investment property, deposit accounts, notes, drafts, acceptances, letters of credit, letter of credit rights, insurance proceeds, condemnation awards, rights to payment of any and every kind and other forms of obligations and receivables, instruments and other property, and

•
proceeds of the foregoing items.

As a condition to the issuance of the bonds, we will have made all filings and taken any other action required by the UCC or common law to perfect the lien of the indenture trustee in all the items included in collateral which do not constitute storm recovery property. We will also covenant to take all actions necessary to maintain or preserve the lien and security interest on a first priority perfected basis. We will represent, along with the seller, at the time of issuance of the bonds, that no prior filing has been made with respect to the storm recovery property by either party under the terms of the UCC, other than a filing which provides the indenture trustee with a first priority perfected security interest in the collateral on a parity basis with that securing any outstanding bonds.
Description of Indenture Accounts
Collection Account
Pursuant to the indenture and the series supplement, we will establish a segregated trust account for each series of bonds called the collection account with an eligible institution (as defined below) for the benefit of the indenture trustee. The collection account will be under the sole dominion and exclusive control of the indenture trustee. There shall be established by the indenture trustee in respect of the collection account various subaccounts: a general subaccount, an excess funds subaccount, a capital subaccount, and a tail-end subaccount which need not be separate bank accounts. For administrative purposes, the subaccounts may be established by the indenture trustee as separate accounts that will be recognized individually as subaccounts and collectively as the collection account. All amounts in the collection account not allocated to any other subaccount will be allocated to the general subaccount. Unless the context indicates otherwise, references in this prospectus to the collection account include the collection account and each of the subaccounts contained therein.
The following institutions are eligible institutions for the establishment of the collection account:
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the corporate trust department of the indenture trustee, so long as any of the securities of the indenture trustee have (i) either a short-term credit rating from Moody’s of at least “P-1” or a long-term unsecured debt rating from Moody’s of at least “A2” and (ii) a credit rating from S&P of at least “A”; or

•
a depository institution organized under the laws of the United States of America or any state(or any domestic branch of a foreign bank) (i) that has either (A) a long-term issuer rating of “AA−” or higher by S&P, “A2” or higher by Moody’s, or (B) a short-term issuer rating of “A-1” or higher by S&P, “P-1” or higher by Moody’s, and (ii) whose deposits are insured by the Federal Deposit Insurance Corporation. .Permitted Investments for Funds in the Collection Account

Funds in the collection account, general subaccount, excess funds subaccount and capital subaccount, may be invested only in such investments as meet the criteria set forth in the indenture and the series supplement.
The indenture trustee will have access to the collection account for the purpose of making deposits in and withdrawals from the collection account in accordance with the indenture and the series supplement. The servicer will select the eligible investments in which funds will be invested, unless otherwise directed by us.
The servicer will remit storm recovery charge payments to the collection account in the manner described under “The Servicing Agreement—Remittances to Collection Account”.
General Subaccount
The general subaccount will hold all funds held in the collection account that are not held in the other subaccounts. The servicer will remit all storm recovery charge payments to the general subaccount. On each payment date, the indenture trustee will draw on amounts in the general subaccount to pay our expenses and to pay interest and make scheduled payments on the bonds, and to make other payments and transfers in accordance with the terms of the indenture and the series supplement. Funds in the general subaccount will be invested in the eligible investments described above.
Excess Funds Subaccount
The indenture trustee, at the direction of the servicer, will deposit in the excess funds subaccount storm recovery charge collections, together with the collection of earnings from investment and reinvestment of amounts in the collection account, available with respect to any payment date in excess of amounts necessary to make the payments specified on such payment date. The excess funds subaccount will also hold all investment earnings on the collection account other than the amount of the permitted return in amounts held in the capital account in excess of such amounts.
Capital Subaccount
In connection with the issuance of the bonds, DEP, in its capacity as our sole owner, will contribute capital to us in an amount equal to the required capital level. This amount will be at least 0.5% of the initial principal amount of the bonds issued. DEP will fund this amount directly and not from the proceeds of the sale of the bonds. This amount will be deposited into the capital subaccount on the issuance date.

In the event that amounts on deposit in the general subaccount and the excess funds subaccount are insufficient to make scheduled payments of principal of and interest on the bonds and payments of fees and expenses contemplated by the first nine bullet points under “—How Funds in the Collection Account Will Be Allocated” below, the indenture trustee will draw on amounts in the capital subaccount to make such payments up to the amount of such insufficiency.
In the event of any such withdrawal, collected storm recovery charges available on any subsequent payment date that are not necessary to pay scheduled payments of principal of and interest on the bonds and payments of fees and expenses will be used to replenish any amounts drawn from the capital subaccount. If the bonds have been retired as of any payment date, the amounts on deposit in the capital subaccount will be released to us, free of the lien of the indenture.
Tail-end Subaccount
After the storm recovery bonds and all related financing costs have been paid in full, any remaining collections will be transferred to a tail-end subaccount. Those collections will be tracked separately and placed into a regulatory liability account and accrue carrying costs at DEP’s net-of-tax WACC, to be considered for return to customers in DEP’s next general rate case. Any unpaid return on invested capital due to DEP shall be returned to DEP.
How Funds in the Collection Account Will Be Allocated
On each payment date on which payments are due on the bonds, the indenture trustee will with respect to the bonds, pay or allocate, at the direction of the servicer, all amounts on deposit in the collection account (including investment earnings thereon) to pay the following amounts in the following priority:
1.
payment of the indenture trustee’s fees, expenses and outstanding indemnity amounts relating to the bonds in an amount not to exceed annually $       in the then current calendar year (the Trustee Cap); provided, however, that the Trustee Cap shall be disregarded and inapplicable upon the acceleration of the storm recovery bonds following the occurrence of an event of default;

2.
payment of the servicing fee plus any unpaid servicing fees from prior payment dates as described under “The Servicing Agreement—Servicing Compensation”;

3.
payment of the administration fee to the extent due on that payment date and of the fees of the issuing entity’s independent manager plus any unpaid administration or management fees from prior payment dates;

4.
payment of all of our other ordinary periodic operating expenses, such as accounting and audit fees, rating agency fees, legal fees and certain reimbursable costs of the servicer under the servicing agreement;

5.
payment of the interest then due, including any past-due interest (together with interest on such past-due interest at the applicable interest rate);

6.
payment of the principal required to be paid on the final maturity date for each tranche or as a result of acceleration upon an event of default;

7.
payment of the principal then scheduled to be paid in accordance with the expected sinking fund schedule, including any previously unpaid scheduled principal, paid pro rata among the bonds if there is a deficiency;

8.
payment of any of our remaining unpaid operating expenses (including any such amounts owed to the indenture trustee but unpaid due to the limitation in clause 1 above) and any remaining amounts owed pursuant to the basic documents;

9.
replenishment of any amounts drawn from the capital subaccount;

10.
release to DEP of an amount equal to the rate of return (calculated at a rate per annum equal to the rate of interest payable on the longest maturing bond) on the amount contributed to the capital subaccount, including any portion of such rate of return for any prior payment date that has not yet been paid, so long as no event of default has occurred and is continuing;
11.
allocation of the remainder collected, if any, to the excess funds subaccount for future payments; and

12.
after the bonds have been paid in full and discharged and all of the foregoing amounts are paid in full, the balance, together with all amounts in the capital subaccount and the excess funds subaccount, to us free and clear of the lien of the indenture.

The servicing fee referred to in clause (2) is described in “The Servicing Agreement”, and the amount of the administrative fee referred to in clause (3) above is described in “The Issuing Entity—The Administration Agreement” in this prospectus.
If, on any payment date, funds in the general account are insufficient to make the allocations or payments contemplated by items 1 through 9 above, the indenture trustee will draw from amounts on deposit in the following accounts in the following order up to the amount of the shortfall:
1.
from the excess funds subaccount for allocations and payments contemplated in items 1 through 9; and

2.
from the capital subaccount for allocations and payments contemplated by items 1 through 8 above;

If the indenture trustee uses amounts on deposit in the capital subaccount to pay those amounts or make those transfers, as the case may be, subsequent adjustments to the related storm recovery charges will take into account, among other things, the need to replenish those amounts.
If, on any payment date, available collections of the storm recovery charges allocable to the bonds, together with available amounts in the subaccounts, are not sufficient to pay interest due on all outstanding bonds on that payment date, amounts available will be allocated pro rata based on the amount of interest payable. If, on any payment date, remaining collections of the storm recovery charges, together with available amounts in the subaccounts, are not sufficient to pay principal due and payable on all outstanding bonds on that payment date (i.e. principal required to be paid on the bonds on a final maturity date or as a result of acceleration upon an event of default), amounts available will be allocated pro rata based on the principal amount of each tranche then due and payable at its final maturity or upon acceleration. If, on any payment date, remaining collections of the storm recovery charges, together with available amounts in the subaccounts, are not sufficient to pay principal scheduled to be paid on all outstanding bonds (i.e. payment of the principal then scheduled to be paid on the bonds in accordance with the expected sinking fund schedule), amounts available will be allocated pro rata based on the principal amounts then scheduled to be paid on the payment date.
On any business day on which the indenture trustee receives a written request from the administrator stating that any operating expense payable by us (but only as described in clauses (1) through (4) above) will become due and payable prior to the next payment date, and setting forth the amount and nature of such operating expense, as well as any supporting documentation that the indenture trustee may reasonably request, the indenture trustee, upon receipt of such information will make payment of such operating expenses on or before the date such payment is due from amounts on deposit in the general subaccount, the excess funds subaccount and the capital subaccount in that order and only to the extent required to make such payment.
Right of Foreclosure
Section 62-172(e)(2)g. of the Financing Act provides that if an event of default or termination occurs under the bonds, the bondholders or their representatives, as secured parties, may foreclose or otherwise enforce the lien on the storm recovery property securing such bonds as if they were a secured party under Article 9 of the UCC, and that a court may order that amounts arising from that storm recovery property be transferred to a separate account for the holder’s benefit, to which their lien and security interest will apply. Upon application by or on behalf of an indenture trustee to a circuit court in North Carolina, such court shall order sequestration and payment to the indenture trustee of revenues arising from the related storm recovery property.
State Pledge
The state pledge in the Financing Act is described under “The Storm Recovery Property and the Financing Act—The Financing Act Provides for the Recovery of Storm Recovery Costs and the Issuance of Storm Recovery Bonds—The Financing Act Contains a State Pledge” in this prospectus. The bondholders and the indenture trustee will be entitled to the benefit of the state pledge and we are authorized to and will include the state pledge on the bonds. We acknowledge that any purchase by a bondholder of a storm recovery bond is made in reliance on the state pledge.
WEIGHTED AVERAGE LIFE AND YIELD CONSIDERATIONS FOR THE BONDS
The actual amount of principal and interest payments in respect of the bonds on each semi-annual payment date of each tranche designation of the bonds and the weighted average life thereof will depend on the timing of receipt of storm recovery charges and the implementation of the true-up mechanism. The aggregate amount of storm recovery charges collected and the rate of principal amortization depends, in part, on energy consumption and the rate of delinquencies and write-offs. The storm recovery charges are required to be adjusted at least every six months based in part on the actual rate of collected storm recovery charges. However, we can give no assurance that the servicer will forecast accurately actual electricity consumption and the rate of delinquencies and write- offs or implement adjustments to the storm recovery charges so as to cause storm recovery charges to be collected at any particular rate. Please read “Risk Factors—Servicing Risks—Inaccurate forecasting of electric consumption or collections might reduce scheduled payments on the bonds” and “DEP’s Financing Order—True-Up Mechanism”.
If the servicer collects storm recovery charges at a slower rate than forecast during the period of time between mandatory semi-annual true-up adjustments and does not implement an interim true-up adjustment, the bonds may be retired later than scheduled. The servicer, however, may implement a true-up at any time it believes the slower collections may affect the timely payment of principal of and interest on the bonds on a scheduled payment date prior to the mandatory semi- annual true-up adjustment.
No prepayment is permitted. Except in the event of an acceleration of the final payment date of the bonds after an event of default, the bonds will not be paid at a rate faster than that contemplated in the expected sinking fund schedule for each tranche of the bonds even if the receipt of collected storm recovery charges is greater than anticipated. Instead, receipts in excess of the amounts necessary to pay debt service on the bonds in accordance with the applicable expected sinking fund schedules, to pay related fees and expenses and to fund subaccounts of the related collection account will be allocated to the excess funds subaccount. Amounts on deposit in the excess funds subaccount will be taken into consideration in calculating the next true-up adjustment.
Upon an acceleration, due to the nature of our business, payment of principal of the bonds will only be made as funds become available. Please read “Risk Factors—Risk Associated with the Unusual Nature of the Storm recovery Property—Foreclosure of the indenture trustee’s lien on the storm recovery property for the bonds might not be practical, and acceleration of the bonds before maturity might result in your investment being repaid either earlier or later than expected” and “Risk Factors—You may experience payment delays as a result of limited sources of payment for the bonds and limited credit enhancement”.
Weighted Average Life Sensitivity
Weighted average life refers to the average amount of time from the date of issuance of a security until each dollar of principal of the security has been repaid to the investor. The rate of principal payments on each tranche of bonds, the aggregate amount of each interest payment on each tranche of bonds and the actual final payment date of each tranche of bonds will depend on the timing of the servicer’s receipt of storm recovery charges from customers. Changes in the expected weighted average lives of the tranches of the bonds in relation to variances in actual energy consumption levels (retail electric sales) from forecast levels are shown below.
Weighted Average Life Sensitivity
	Expected Weighted Average Life (Years)	-5% ( Standard Deviations from Mean)	Change (days)*	-15% ( Standard Deviations from Mean)	Change (days)*
Tranche		WAL (yrs)		WAL (yrs)

*
Number is rounded to whole days

Assumptions
In preparing the analysis above, the following assumptions, among others, have been made:
(i)
in relation to the initial forecast, the forecast error stays constant over the life of the bonds and is equal to an overestimate of electricity consumption of 5% (         standard deviations from mean) or 15% (         standard deviations from mean);

(ii)
the servicer makes timely and accurate semi-annually true-up adjustments (at least quarterly beginning twelve months prior to the last scheduled payment date of the latest maturing tranche), but makes no interim true-up adjustments;

(iii)
for purposes of setting initial storm recovery charges, the net charge-off rate as a percentage of billed revenue and average days sales outstanding per customer bill is each assumed to equal DEP’s average (mean) for the most recent         years;

(iv)
for purposes of setting subsequent storm recovery charges, and for purposes of calculating actual storm recovery charge collections, net charge-off rate as a percentage of billed revenue and the average days sales outstanding per customer bill are both held constant at DEP’s maximum (most unfavorable) for the most recent         years;

(v)
during the first payment period, interest will accrue for approximately         months and the storm recovery charges will be collected for approximately         months;

(vi)
there is no acceleration of the final maturity date of the bonds; and

(vii)
the principal amounts and interest rates of the bonds of each tranche represent estimates based on current market conditions. Other than as discussed above, there can be no assurance that the weighted average lives or the events of default with respect to the bonds will be shown.

ESTIMATED ANNUAL FEES AND EXPENSES
Estimated initial annual fees and expenses payable from the storm recovery charges are shown below. For the priorities in application of funds under the indenture and the series supplement, please refer to “Security for the Storm Recovery Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus.
As set forth in the table below, we are obligated to pay fees to DEP, as servicer, the indenture trustee, our independent manager and DEP, as administrator. We are also obligated to pay DEP an annual return on its invested capital. The following tables illustrate these arrangement.
Recipient	Source of Payment	Fees and Expenses Payable
Servicer	storm recovery charge collections and investment earnings	$ per annum (so long as DEP is servicer), payable in installments on each payment date, plus reimbursable expenses
Indenture Trustee	storm recovery charge collections and investment earnings	$14,400 per annum, plus expenses and transaction charges, if applicable
Administrator	storm recovery charge collections and investment earnings	$50,000 per annum, payable annually, in arrears
Independent Manager	storm recovery charge collections and investment earnings	$3,500 per annum
DEP return on invested capital	storm recovery charge collections and investment earnings	$ , per annum
If DEP or any of its affiliates is not the servicer, an amount agreed upon by the successor servicer and the indenture trustee, provided, that the fee shall not exceed 0.60% of the original aggregate principal amount of the bonds unless such higher fee is approved by the NCUC.
The storm recovery charges will also be used by the indenture trustee for the payment of our other financing costs and expenses relating to the bonds, such as accounting and audit fees, rating agency fees and legal fees.

THE SALE AGREEMENT
The following summary describes the material terms and provisions of the purchase and sale agreement, or sale agreement, pursuant to which we will purchase storm recovery property from the seller. The form of the sale agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.
Sale and Assignment of the Storm Recovery Property
On the issuance date the seller will sell to us, without recourse its entire right, title and interest in and to the storm recovery property to be transferred to us on that date, subject to the satisfaction of the conditions specified in the sale agreement and the indenture and the series supplement. If additional series of bond are issued under the financing order, then the conditions described below must also be satisfied each time a sale of storm recovery property is made, which we will refer to as an issuance date. We will finance the initial purchase of storm recovery property through the issuance of the bonds. The storm recovery property will include all of the seller’s rights under the financing order related to such storm recovery property to impose, bill, charge, collect and receive storm recovery charges, the right to obtain true-up adjustments and all revenue, collections, claims, rights to payments, payments, money and proceeds arising out of rights and interests under the financing order.
The Financing Act provides that storm recovery property shall constitute our present property right even though the imposition and collection of storm recovery charges depends on the further acts of the electric utility that have not yet occurred and on future electricity consumption. The Financing Act also provides that an agreement by an electric utility to sell, convey, assign or transfer storm recovery property that expressly states that the transfer is a sale or other absolute transfer is an absolute transfer and true sale of, and is not a pledge of or secured transaction relating to, the seller’s right, title and interest in, to and under the storm recovery property. After the transaction contemplated by the financing order, the storm recovery property will not be subject to any claims of the seller or the seller’s creditors. As of the date hereof, there are no other creditors holding a security interest in the storm recovery property.
Under the Financing Act, each sale of storm recovery property will constitute a true sale under North Carolina law whether or not
•
the storm recovery charges are commingled with other amounts held by DEP;

•
we have any recourse against DEP;

•
DEP retains any equity interest in the storm recovery property;

•
DEP acts as a collector of storm recovery charges relating to the storm recovery property;

•
DEP acts as a servicer of storm recovery charges relating to the storm recovery property;

•
DEP treats the transfer as a financing for tax, financial reporting or other purposes;

•
DEP grants or provides bondholders a preferred right to the storm recovery property or credit enhancement; or

•
DEP applies the true-up mechanism.

In accordance with the Financing Act, a valid and enforceable lien and security interest in the storm recovery property will be created upon the issuance of the financing order and the execution and delivery of the related sale agreement in connection with the issuance of the bonds. The lien and security interest attaches automatically from the time that value is received for the bonds and, on perfection through the timely filing of a notice with the North Carolina Secretary of State, will be a continuously perfected lien and security interest in the storm recovery property. Upon the issuance of the financing order, the execution and delivery of the related sale agreement and the related bill of sale and the filing of a notice with the North Carolina Secretary of State in accordance with the Financing Act, the transfer of the storm recovery property will be perfected as against all third persons, including subsequent judicial or other lien creditors.
Conditions to the Sale of Storm Recovery Property
Our obligation to purchase and the seller’s obligation to sell storm recovery property on the issuance date is subject to the satisfaction or waiver of each of the following conditions:

•
on or prior to the issuance date, the seller shall have delivered to us a duly executed bill of sale identifying the storm recovery property to be conveyed on that date;

•
on or prior to the issuance date, the seller shall have obtained a financing order from the NCUC creating the storm recovery property;

•
as of the issuance date, the seller may not be insolvent and may not be made insolvent by the sale of storm recovery property to us, and the seller may not be aware of any pending insolvency with respect to itself;

•
as of the issuance date, the representations and warranties of the seller in the sale agreement must be true and correct with the same force and effect as if made on that date (except to the extent they relate to an earlier date), the seller may not have breached any covenant or agreement in the sale agreement, and the servicer shall not have defaulted or be in default under the servicing agreement;

•
as of the issuance date, we must have sufficient funds available to pay the purchase price for the storm recovery property to be conveyed and all conditions to the issuance of the bonds intended to provide the funds set forth in the indenture and the series supplement must have been satisfied or waived;

•
on or prior to the issuance date, the seller must have taken all action required to transfer ownership of storm recovery property to be conveyed on the issuance date, free and clear of all liens other than liens created by us pursuant to the basic documents and to perfect such transfer, including filing any statements or filings under the Financing Act or the North Carolina Uniform Commercial Code; and we or the servicer, on our behalf, must have taken any action required for us to grant the indenture trustee a lien and first priority perfected security interest in the collateral and maintain that security interest as of the issuance date;

•
the seller must receive and deliver to us and to the rating agencies any opinions of counsel required by the rating agencies;

•
the seller must receive and deliver to us and the indenture trustee an opinion or opinions of outside tax counsel (as selected by the seller, and in form and substance reasonably satisfactory to us and the indenture trustee) to the effect that (i) we will not be subject to U.S. federal income tax as an entity separate from its sole owner, (ii) that the bonds will be treated as debt of our sole owner for U.S. federal income tax purposes and (iii) for U.S. federal income tax purposes, the issuance of the bonds will not result in gross income to the seller;

•
on and as of the issuance date, our certificate of formation, our limited liability company agreement, the servicing agreement, the sale agreement, the indenture, the series supplement, the Financing Act and the financing order must be in full force and effect;

•
the bonds shall have received the highest credit ratings possible;

•
the seller must deliver to us and to the indenture trustee, the issuer, an officer’s certificate confirming the satisfaction of each of these conditions; and

•
the seller shall have received the purchase price.

Seller Representations and Warranties
In the sale agreement, the seller will represent and warrant to us, as of the issuance date, to the effect, among other things, that:
•
subject to the clause below regarding assumptions used in calculating the storm recovery charges as of the issuance date, all written information, as amended or supplemented from time to time, provided by the seller to us with respect to the storm recovery property (including the expected sinking fund schedule and the financing order relating to the storm recovery property) is true and correct in all material respects and does not omit any material facts and all historical data for the purpose of calculating the initial storm recovery charges in the issuance advice letter and the initial true-up adjustment request are true and correct, and the assumptions used for such calculations are reasonable and made in good faith;

•
the transfer, sale, assignment and conveyance of the storm recovery property constitutes a sale or other absolute transfer of all of the seller’s right, title and interest in the storm recovery property to us; upon the execution and delivery of the sale agreement, the seller will have no right, title or interest in the storm recovery property and the storm recovery property would not be part of the estate of the seller as debtor in the event of a filing of a bankruptcy petition by or against the seller;

•
the seller is the sole owner of the storm recovery property sold to us on the transfer date and such sale will have been made free and clear of all liens other than liens created by us pursuant to the related indenture and the series supplement; all actions or filings, including filings under the Financing Act and the UCC, necessary to give us a valid first priority perfected security interest in the storm recovery property and to grant the indenture trustee a first priority perfected security interest in the storm recovery property, free and clear of all liens of the seller or anyone else have been taken or made;

•
the seller is not aware (after due inquiry) of any judgment or tax lien filings against us or the seller;

•
under the laws of the State of North Carolina (including the Financing Act) and the United States in effect on the issuance date:

•
the financing order pursuant to which the rights and interests of the seller have been created, including the right to impose, bill, charge, collect and receive the storm recovery charges and the interest in and to the storm recovery property, has become final and non-appealable and is in full force and effect;

•
as of the issuance of the bonds, those bonds are entitled to the protection provided in the Financing Act and, accordingly, the financing order and the storm recovery charges are not revocable by the NCUC;

•
as of the issuance of the bonds, revisions to DEP’s electric tariff to implement the storm recovery charges have been filed and are in full force and effect, such revisions are consistent with the financing order, and any electric tariff implemented consistent with a financing order issued by the NCUC is not subject to modification by the NCUC except for true-up adjustments made in accordance with the Financing Act;

•
the process by which the financing order was adopted and approved complies with all applicable laws, rules and regulations; and

•
no governmental approvals, authorizations, consents, orders or other actions or filings, other than filings under the Financing Act or the UCC of North Carolina or Delaware, are required for the seller to execute, deliver and perform its obligations under the sale agreement except those which have previously been obtained or made or are required to be made by the servicer in the future pursuant to the related servicing agreement; and

•
under the Financing Act, the State may not take any action which would impair, reduce or alter the value of the storm recovery property, or impair the storm recovery charges to be imposed, collected or remitted for the benefit of the related bondholders, until the principal, interest or other charges incurred or contracts to be performed in connection with the bonds are paid or performed in full. Furthermore, under the contract clauses the United States constitution, the State of North Carolina, including the NCUC, cannot take any action that substantially impairs the rights of the related bondholders unless such action is a reasonable exercise of the State of North Carolina’s sovereign powers and of a character reasonable and appropriate to further a significant and legitimate public purpose and, under the takings clauses of the United States constitution and the law of the land clause of the constitution of the State of North Carolina, the State of North Carolina cannot repeal or amend the Financing Act or take any other action in contravention of the state pledge if such action constitutes a permanent appropriation of a substantial property interest of the bondholders in the storm recovery property or substantially impairs the value of the storm recovery property so as to unduly interfere with the reasonable expectations of the related bondholders arising from their investments in the bonds, unless just compensation, as determined by a court of competent jurisdiction, is provided to the bondholders; but nothing in this paragraph precludes any limitation or alteration if full compensation is made by law for the full protection of the storm recovery charges and of the related bondholders or any assignee or party entering into a contract with the seller.

These representations and warranties made above by the seller will survive the execution and delivery of the sale agreement and our pledge of the storm recovery property to the indenture trustee. The seller will further represent and warrant that:
•
the seller is a limited liability company duly organized, validly existing and in good standing under the laws of North Carolina, with requisite power and authority to own its properties and conduct its business as of the transfer date;

•
the seller has the requisite power and authority to execute and deliver the sale agreement and to carry out its terms; the seller has full power and authority to own the related storm recovery property and sell and assign the storm recovery property to us, and the seller has duly authorized such sale and assignment to us by all necessary action; and the execution, delivery and performance of the sale agreement has been duly authorized by the seller by all necessary action;

•
the sale agreement constitutes a legal, valid and binding obligation of the seller, enforceable against it in accordance with its terms, subject to bankruptcy, receivership, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

•
the consummation of the transactions contemplated by the sale agreement do not conflict with, result in any breach of any of the terms and provisions of, or constitute a default under, the seller’s organizational documents or any indenture, or other material agreement or instrument to which the seller is a party or by which it is bound, result in the creation or imposition of any lien upon the seller’s properties pursuant to the terms of any such indenture, agreement or other instrument (other than any that may be granted under the related basic documents or any liens created by us pursuant to the Financing Act) or violate any existing law or any order, rule or regulation applicable to the seller of any court or of any federal or state regulatory body, administrative agency or other government instrumentality having jurisdiction over the seller or its properties. The storm recovery property is not subject to any lien, other than the liens created by the indenture and the Financing Act;

•
except as disclosed in the sale agreement and to the seller’s knowledge, there are no proceedings or investigations pending or, to the seller’s knowledge, threatened, before any court, federal or state regulatory body, administrative agencies or other governmental instrumentality having jurisdiction over the seller or its properties:

•
asserting the invalidity of the related basic documents, the related bonds, the Financing Act or the financing order;

•
seeking to prevent the issuance of the bonds or the consummation of any of the transactions contemplated by the basic documents;

•
seeking a determination or ruling that could reasonably be expected to materially and adversely affect the performance by the seller of its obligations under, or the validity or enforceability of, the basic documents, the related series of bonds or the financing order; or

•
challenging the seller’s treatment of the related series of bonds as debt of the seller for federal and state tax purposes;

•
no governmental approvals, authorizations, consents, orders or other actions or filings, other than filings under the Financing Act or with the North Carolina Secretary of State or the UCC of Delaware, are required for the seller to execute, deliver and perform its obligations under the sale agreement except those which have previously been obtained or made or are required to be made by the servicer in the future pursuant to the related servicing agreement;

•
with respect to the Financing Act and the irrevocable financing order

•
the irrevocable financing order has been issued by the NCUC in accordance with the Financing Act in compliance with all applicable laws, rules and regulations; the financing order became effective pursuant to the Financing Act and is in full force and effect and final and nonappealable, and

•
the bonds are entitled to the protections provided by the Financing Act and the financing order is not subject to impairment, and the right to impose, collect and adjust the storm recovery charge is irrevocable and not subject to reduction, impairment or adjustment, except for the periodic adjustments to the storm recovery charges provided for in the financing order;
•
there is no order by a court providing for the revocation, alteration, limitation or other impairment of the Financing Act, financing order, storm recovery property or storm recovery charges, or any rights arising under them, or that seeks to enjoin the performance of any obligations under the financing order which is adverse to the position of the related storm recovery bondholders;

•
apart from amending the Constitution of the State of North Carolina by initiative, the voters of the State of North Carolina have no initiative powers to amend, repeal or revoke the Financing Act;

•
for purposes of the Financing Act, the storm recovery property constitutes a present property right that will continue to exist until the related bonds are paid in full and the financing costs associated with those bonds have been recovered in full;

•
the storm recovery property consists of (a) the irrevocable right of the seller under the financing order to impose, bill, charge, collect and receive storm recovery charges in the amount necessary to provide for full recovery of principal of and interest on the related bonds, together with the financing costs associated with those bonds; (b) the right under the financing order to obtain true-up adjustments of the storm recovery charges and (c) all proceeds arising out of the rights and interest described in (a) and (b);

•
after giving effect to the sale of the storm recovery property under the sale agreement, DEP:

•
is solvent and expects to remain solvent;

•
is adequately capitalized to conduct its business and affairs considering its size and the nature of its business and intended purposes;

•
is not engaged and does not expect to engage in a business for which its remaining property represents unreasonably small capital;

•
reasonably believes that it will be able to pay its debts as they become due; and

•
is able to pay its debts as they mature and does not intend to incur, or believes that it will not incur, indebtedness that it will not be able to repay at its maturity; and

•
notwithstanding the foregoing, the seller makes no representation or warranty that amounts collected from the storm recovery charges will be sufficient to meet payment obligations on the bonds or assumptions made in calculating the storm recovery charges will in fact be realized.

Certain of the representations and warranties that the seller will make in the sale agreement involve conclusions of law. The seller will make those representations and warranties in order to reflect the good faith understanding of the legal basis on which the bondholders are purchasing the bonds and to reflect the agreement that, if this understanding proves to be incorrect, the seller will be obligated to indemnify us under certain circumstances to the same extent as if the seller had breached its representations and warranties under the sale agreement. Please read “—Indemnification.”
The seller will not be in breach of any representation or warranty as a result of any change in law occurring after the issuance date, including by means of any legislative enactment, constitutional amendment or voter initiative (if subsequently authorized) that renders any of the representations or warranties untrue.
Covenants of the Seller
In the sale agreement, the seller will make the following covenants:
•
So long as any of the related bonds are outstanding, the seller will keep in full force and effect its existence and remain in good standing or equivalent status under the laws of the jurisdiction of its organization, and will obtain and preserve its qualifications to do business in each jurisdiction in which such qualification is or will be necessary to protect the validity and enforceability of the sale agreement and each other instrument or agreement to which the seller is a party necessary to the proper administration of the sale agreement and the transactions contemplated thereby.

•
Except for the conveyances under the sale agreement or any lien for our benefit, the related bondholders or the indenture trustee, the seller will not sell, pledge, assign or transfer to any other person, or grant, create, incur, assume or suffer to exist any lien on, any of the related storm recovery property, whether existing as of the transfer date or thereafter created, or any interest therein. The seller will not at any time assert any lien against or with respect to any related storm recovery property, and will defend the right, title and interest of DEP NC Storm Funding and of the indenture trustee as our assignee in, to and under such storm recovery property against all claims of third parties claiming through or under the seller.

•
The seller will use the proceeds of the sale of the related storm recovery property in accordance with the financing order.

•
If the seller is not the servicer and the seller receives any collections of the storm recovery charges with respect to the related storm recovery property or the proceeds thereof, the seller will pay the servicer all payments received by the seller in respect thereof as soon as practicable after receipt thereof by the seller, but in no event later than two business days after the seller becomes aware of such receipt.

•
The seller will notify us and the indenture trustee promptly after becoming aware of any lien on any of the related storm recovery property, other than the conveyances under the related sale agreement, indenture and series supplement.

•
The seller will materially comply with its organizational or governing documents and all laws, treaties, rules, regulations and determinations of any governmental authority applicable to it, except to the extent that failure to so comply would not materially adversely affect our or the indenture trustee’s interests in the storm recovery property under any of the related basic documents, the timing or amount of storm recovery charges payable by customers or of seller’s performance of its material obligations under the sale agreement.

•
So long as any of the bonds are outstanding:

•
the seller will treat storm recovery property as issuer’s property for all purposes and not that of the seller, except for financial accounting, U.S. federal income tax purposes and state income and franchise tax purposes;

•
the seller will treat such bonds as debt of DEP NC Storm Funding and not that of the seller, except for financial accounting and federal income tax purposes;

•
the seller will disclose in its financial statements that it is not the owner of the related storm recovery property and that our assets are not available to pay creditors of the seller or its affiliates (other than us);

•
the seller will not own or purchase any such bonds; and

•
the seller will disclose the effects of all transactions between us and the seller in accordance with generally accepted accounting principles.

•
The seller agrees that, upon the sale by the seller of storm recovery property to us pursuant to the sale agreement:

•
to the fullest extent permitted by law, including the Financing Act and applicable regulations of the NCUC, we will have all of the rights originally held by the seller with respect to the related storm recovery property, including the right to collect any amounts payable by any customer in respect of such storm recovery property, notwithstanding any objection or direction to the contrary by the seller; and

•
any payment by any customer to us of storm recovery charges will discharge that customer’s obligations in respect of the related storm recovery property to the extent of such payment, notwithstanding any objection or direction to the contrary by the seller.

•
So long as any of the bonds are outstanding:

•
in all proceedings relating directly or indirectly to the related storm recovery property, the seller will affirmatively certify and confirm that it has sold all of its rights and interests in and to such property (other than for financial accounting or tax purposes);

•
the seller will not make any statement or reference in respect of the related storm recovery property that is inconsistent with our ownership interest (other than for financial accounting or tax purposes);

•
the seller will not take any action in respect of the related storm recovery property except as contemplated by the basic documents;

•
neither we nor the seller shall take any action, file any tax return or make any election inconsistent with our treatment, for U.S. federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from the seller (or, if relevant, from another sole owner); and

•
the seller will not sell storm recovery property in connection with the issuance of any additional storm recovery bonds unless the rating agency condition has been satisfied.

•
The seller will execute and file, or cause to be executed and filed, such filings required by law to fully preserve, maintain protect and perfect our ownership interest in the related storm recovery property.

•
The seller will institute any action or proceeding necessary to compel performance by the NCUC, the State of North Carolina or any of their respective agents of any of their obligations or duties under the Financing Act, any financing order or any issuance advice letter. The seller also agrees to take those legal or administrative actions that may be reasonably necessary to attempt (i) to protect us from claims, state actions or other actions or proceedings of third parties which, if successfully pursued, would result in a breach of any representation or warranty of the seller in the sale agreement and (ii) to block or overturn any attempts to cause a repeal of, modification of or supplement to the Financing Act, the financing order, any issuance advice letter or the rights of the related bondholders by legislative enactment or constitutional amendment that would be materially adverse to us, the indenture trustee or the bondholders or which would otherwise cause an impairment of the rights of DEP NC Storm Funding or the indenture trustee or the bondholders. The costs of any such actions or proceedings undertaken by the seller will be reimbursed by us as an operating expense.

•
So long as any of the related bonds are outstanding, the seller will pay, and will cause each of its affiliates to pay, all material taxes, assessments and governmental charges imposed upon it or any of its properties or assets or with respect to any of its franchises, business, income or property before any penalty accrues if the failure to pay any such taxes, assessments and governmental charges would, after any applicable grace periods, notices or other similar requirements, result in a lien on the related storm recovery property, provided that no such tax need be paid if the seller or one of its affiliates is contesting the same in good faith by appropriate proceedings promptly instituted and diligently conducted and if the seller or such affiliate has established appropriate reserves as shall be required in conformity with generally accepted accounting principles.

•
The seller will comply with all filing requirements, including any post closing filings, in accordance with the financing order.

•
Promptly after obtaining knowledge of any breach in any material respect of its representations and warranties or covenants in the sale agreement, the seller will notify us, the indenture trustee, the NCUC and the rating agencies of the breach.

•
Even if the sale agreement, indenture or series supplement is terminated, the seller will not, prior to the date which is one year and one day after the termination of the indenture and payment in full of the bonds and other amounts owed under the indenture and the series supplement, acquiesce, petition or otherwise invoke or cause us to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against us under any federal or state bankruptcy, insolvency or similar law, appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official or any substantial part of our property, or ordering the winding up or liquidation of our affairs.

•
Upon our request, the seller will execute and deliver such further instruments and do such further acts as may be necessary to carry out more effectively the provisions and purposes of the sale agreement.

•
The seller shall not continue as or become a party to any (i) trade receivables purchase and sale agreement or similar arrangement under which it sells all or any portion of its accounts receivables owing from North Carolina electric distribution customers unless the indenture trustee, the seller and the other parties to such additional arrangement shall have entered into the intercreditor agreement in connection therewith and the terms of the documentation evidencing such trade receivables purchase and sale arrangement or similar arrangement shall expressly exclude storm recovery property (including storm recovery charges) from any receivables or other assets pledged or sold under such arrangement or (ii) sale agreement selling to any other affiliate property consisting of charges similar to the storm recovery charges sold pursuant to the sale agreement, payable by customers pursuant to the Financing Act or any similar law, unless the seller and the other parties to such arrangement shall have entered into an intercreditor agreement in connection with any agreement or similar arrangement described in the sale agreement.

Indemnification
The seller will indemnify, defend and hold harmless us, the indenture trustee (for itself and for the benefit of the bondholders), our independent manager and any of our and the indenture trustee’s respective officers, directors, managers, employees and agents against:
•
any and all amounts of principal of and interest on the bonds not paid when due or when scheduled to be paid;

•
any deposits required to be made by or to us under the basic documents or the financing order that are not made when required; and

•
any and all other liabilities, obligations, losses, claims, damages, payments, costs or expenses that may be imposed on or asserted against any person, other than any liabilities, obligations or claims for or payments of principal of or interest on the bonds, together with any reasonable costs and expenses actually incurred by such person, in each case, as a result of a breach by the seller of any of its representations, warranties and covenants in the sale agreement, except to the extent of losses either resulting from the willful misconduct, bad faith or gross negligence of such indemnified persons or resulting from a breach of a representation or warranty made by such indemnified persons in any of the basic documents that gives rise to the seller’s breach of a covenant. The seller will have a 30-day opportunity to cure upon notice from us of a material breach of a covenant. Furthermore, bondholders shall be entitled to enforce their rights against the seller under this paragraph solely through a course of action brought for their behalf by the indenture trustee. In addition, the NCUC, acting on its own behalf, has the authority to enforce all provisions of the sale agreement for the benefit of customers, including without limitation, the enforcement of any customer indemnification provisions in connection with specified items in the sale agreement.
The seller will indemnify us and the indenture trustee (for itself and for the benefit of the bondholders)and each of their respective officers, directors, employees, trustees, managers and agents for, and defend and hold harmless each such person or entity from and against, any and all taxes (other than taxes imposed on the bondholders as a result of their ownership of bonds) that may at any time be imposed on or asserted against any such person or entity as a result of (i) the sale and assignment of the storm recovery property to us, (ii) our ownership and assignment of the storm recovery property, (iii) the issuance and sale by us of the bonds or (iv) the other transactions contemplated in the basic documents, including any franchise, sales, gross receipts, general corporation, tangible personal property, privilege or license taxes, but excluding any taxes imposed as a result of a failure of such person or entity to withhold or remit taxes with respect to payments on the bonds.
The NCUC may also, subject to the outcome of an appropriate proceeding, take such action as it considers necessary or appropriate under its regulatory authority to require the seller to make customers whole for any losses they incur, including, but not limited to, losses in the form of higher storm recovery charges, that customers may incur by reason of (i) any failure of the seller’s material representations or warranties in the sale agreement (except for the representations and warranties with respect to the financing order, state action and creation of storm recovery property) or (ii) any material breach of the seller’s covenants in the sale agreement (except for the covenants to the extent that they require the seller to institute proceedings against the NCUC or the State of North Carolina to compel performance of their obligations under the Financing Act, and any financing order or issuance advice letter).
The indemnification provided for in the sale agreement will survive any repeal of, modification of, supplement to, or judicial invalidation of, the Financing Act or the financing order and will survive the resignation or removal of the indenture trustee or the termination of the sale agreement and will rank pari passu with other general, unsecured obligations of the seller. The seller shall not indemnify any person or entity otherwise indemnified under the sale agreement for any changes in law after the issuance date, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision.
Amendment
The sale agreement may be amended with the prior written consent of the indenture trustee and the satisfaction of the rating agency condition and if any amendment would adversely affect in any material respect the interest of any bondholder, the consent of a majority of bondholders of each affected tranche of Series      Bonds. An amendment is subject to the objection of the NCUC within the time periods and subject to the conditions set forth in the sale agreement. We will notify the rating agencies promptly after the execution of any such amendment or consent. Please read “Description of the Storm Recovery Bonds—Procedure for Obtaining Consent or Deemed Consent of the NCUC” in this prospectus.
Assumptions of the Obligations of the Seller
Any person (a) into which the seller may be merged or consolidated and which succeeds to all or substantially all of the electric distribution business of the seller, (b) which results from the division of the seller into two or more persons and which succeeds to all or substantially all of the electric distribution business of the seller, (c) which may result from any merger or consolidation to which the seller shall be a party and which succeeds to all or substantially all of the electric distribution business of the seller, (d) which may succeed to the properties and assets of the seller substantially as a whole and which succeeds to all or substantially all of the electric distribution business of the seller, or (e) which may otherwise succeed to all or substantially all of the electric distribution business of the seller, and which person in any of the foregoing cases executes an agreement of assumption to perform every obligation of the seller under the sale agreement, shall be the successor to the seller thereunder without the execution or filing of any document or any further act by any of the parties so long as the conditions of any such assumption are met. The conditions include:
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immediately after giving effect to such transaction, no representation or warranty made in the sale agreement will have been breached, and no servicer default, and no event that, after notice or lapse of time, or both, would become a servicer default will have occurred and be continuing;

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the seller shall have delivered to us and to the related indenture trustee an officers’ certificate and an opinion of counsel stating that such consolidation, merger or succession and each agreement of assumption comply with the requirements of the sale agreement and that all conditions precedent relating to such transaction have been complied with

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the seller shall have delivered to us and to the related indenture trustee an opinion of counsel stating, in the opinion of such counsel, either (a) all filings to be made by DEP, in its capacity as seller or as servicer, including filings under the Financing Act with the North Carolina Secretary of State and the UCC, that are necessary to preserve our interests and the interests of the indenture trustee in the related storm recovery property have been executed and filed or (b) that no such action is necessary to preserve such interests,

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the rating agencies will have received prior written notice of the transaction, and

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the seller shall have delivered to us and to the indenture trustee an opinion of an independent tax counsel to the effect that, for federal income tax purposes, such consolidation or other succession to, and assumption of, the obligations of the seller will not result in a material adverse federal income tax consequence to us or to the seller, the indenture trustee or the holders of the outstanding bonds of the related series.

So long as the conditions of any such assumption are met, the depositor will automatically be released from its obligations under the related sale agreement.

THE SERVICING AGREEMENT
The following summary describes the material terms and provisions of the servicing agreement pursuant to which the servicer is undertaking to service the storm recovery property. The form of the servicing agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.
Servicing Procedures
The servicer will manage, service and administer, bill, collect and post all payments in respect of, the storm recovery property according to the terms of the servicing agreement. The servicer’s duties will include:
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calculating consumption, billing the storm recovery charges, collecting the storm recovery charges from customers and posting all collections;

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responding to inquiries of customers, the NCUC or any other governmental authority regarding the storm recovery property or storm recovery charges;

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investigating and handling delinquencies (and furnishing reports with respect to such delinquencies to the issuing entity);

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processing and depositing collections and making periodic remittances;

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furnishing periodic and current reports and statements to us, the NCUC, the rating agencies and the indenture trustee;

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making all filings with the NCUC and taking all other actions necessary to perfect our ownership interests in and the indenture trustee’s lien on the storm recovery property;

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making all filings and taking such other action as may be necessary to perfect the indenture trustee’s lien on and security interest in all collateral;

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selling, as our agent, as our interests may appear, defaulted or written off accounts;

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taking all necessary action in connection with true-up adjustments; and

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performing other duties specified under the financing order.

The servicer will be required to notify us, the indenture trustee and the rating agencies in writing of any laws or NCUC regulations promulgated after the execution of the servicing agreement that have a material adverse effect on the servicer’s ability to perform its duties under the servicing agreement. The servicer is also authorized to execute and deliver documents and to make filings and participate in proceedings on our behalf.
In addition, upon our reasonable request or the reasonable request of the indenture trustee or any rating agency, the servicer will provide to us, the indenture trustee or any rating agency public financial information about the servicer and any material information about the storm recovery property that is reasonably available, as may be reasonably necessary and permitted by law to enable us, the indenture trustee or any rating agency to monitor the servicer’s performance, and, so long as any bonds are outstanding, within a reasonable time after written request thereof, any information available to the servicer or reasonably obtainable by it that is necessary to calculate the storm recovery charges applicable to each storm recovery rate class. The servicer will also prepare any reports required to be filed by us with the SEC, as further described below, and will cause to be delivered required opinions of counsel to the effect that all filings with the State of North Carolina and the Secretary of State of the State of Delaware necessary to preserve and protect the interests of the indenture trustee in the storm recovery property have been made.
Servicing Standards and Covenants
The servicing agreement will require the servicer, in servicing and administering the storm recovery property, to employ or cause to be employed procedures and exercise or cause to be exercised the same care and diligence it customarily employs and exercises with respect to billing, collection and posting activities it conducts for its own account and, if applicable, for others.

The servicing agreement will require the servicer to implement procedures and policies to ensure that customers remit the storm recovery charges to the servicer on our behalf and on behalf of the bondholders. The servicer will also monitor payments and will impose collection policies on customers, as permitted under the financing order and the rules of the NCUC.
The servicing agreement will require the servicer to (i) manage, service, administer, bill, collect and calculate storm recovery charges in accordance with the Financing Act and post collections in respect of the storm recovery property with reasonable care and in material compliance with applicable requirements of law, including all applicable regulations of the NCUC, (ii) follow standards, policies and procedures in performing its duties as servicer that are customary in the electric distribution industry, (iii) use all reasonable efforts, consistent with its customary servicing procedures, to enforce, and maintain rights in respect of, the storm recovery property and to bill, collect and post the storm recovery charges, (iv) comply with all requirements of law, including all applicable regulations of the NCUC applicable to and binding on it relating to the storm recovery property, (v) file all reports with the NCUC required by the financing order, (vi) file and maintain the effectiveness of financing statements filed with the North Carolina Secretary of State with respect to the property transferred under the sale agreement and (vii) take such other action on our behalf to ensure that the lien of the indenture trustee on the collateral remains perfected and of first priority. The servicer shall follow customary and usual practices and procedures as it deems necessary or advisable in servicing the storm recovery property, which, in the servicer’s judgment, may include taking legal action at our expense but subject to the priority of payments set forth in the indenture or in the series supplement.
Notwithstanding anything to the contrary in the servicing agreement, the duties of the servicer set forth in the servicing agreement shall be qualified and limited in their entirety by the Financing Act, the financing order and any NCUC regulation as in effect at the time such duties are to be performed.
The servicing agreement will also require the servicer to provide various reports regarding the storm recovery charges and allocation of the storm recovery charges among various classes of customers and payments to the bondholders, in each case as are necessary to effect collection, allocation and remittance of payments in respect of storm recovery charges and other collected funds as required under the basic documents.
The servicer will be responsible for instituting any action or proceeding to compel performance by the State of North Carolina or the NCUC of their respective obligations under the Financing Act, the financing order or subsequent financing order and any true-up adjustment. The servicer will assist us in taking such legal or administrative actions, including defending against or instituting and pursuing legal actions and appearing or testifying at hearings or similar proceedings, as may be reasonably necessary to attempt to block or overturn any attempts to cause a repeal of, modification of or supplement to the Financing Act, the financing order or the rights of holders of storm recovery property by legislative enactment, constitutional amendment or other means that would be adverse to bondholders. Any costs associated with such legal or administrative action will be borne by us as an operating expense; provided, however, that the servicer will be obligated to institute and maintain such action or proceedings only if it is being reimbursed on a current basis for its costs and expenses in taking such actions in accordance with the related indenture or series supplement, and is not required to advance its own funds to satisfy these obligations.
In any proceedings related to the exercise of the power of eminent domain by any municipality to acquire a portion of DEP’s electric distribution facilities, the servicer will assert that the court ordering such condemnation must treat such municipality as a successor to DEP under the Financing Act and the financing order.
Each servicing agreement will also designate the servicer as the custodian of our records and documents.
The NCUC’s Mandated True-Up Adjustment Process
The Financing Act and the financing order require that storm recovery charges be reviewed and adjusted at least semi-annually (or beginning twelve months prior to the last scheduled payment date of the latest maturing tranche, at least quarterly) to correct for any overcollection or undercollection of the storm recovery charges or to otherwise ensure the timely payment of the periodic payment requirement. Under the servicing agreement, the servicer will make adjustments to the storm recovery charges at least semi-annually.
In addition to the semi-annual true-up adjustment, the servicer is authorized to make optional interim adjustments at any time for any reason to ensure the timely payment of the periodic payment requirement. Necessary true-up adjustments are to be made to correct for any overcollection or undercollection of the storm recovery charges or to otherwise ensure the timely payment of the periodic payment requirement.
There are no caps on the level of storm recovery charges that may be imposed on customers as a result of the true-up process. In addition to the semi-annual true-up adjustments, the servicer (a) is also required to implement quarterly true-up adjustments beginning twelve months prior to the latest scheduled final payment date for such bonds, and (b) may request an optional interim true-up adjustment at any time for any reason to ensure timely payment of principal of and interest on the bonds and other required amounts and charges owing in connection with the bonds on the next payment date. For more information on the true-up adjustment process, please read “DEP’s Financing Order—True-Up Mechanism”.
Each true-up adjustment will allocate the revenue requirement among all customer rate classes in accordance with the cost-of-service methodology approved in DEP’s last rate case before the NCUC.
As part of each true-up adjustment, the servicer will calculate the storm recovery charges that must be billed in order to generate the revenues for the semi-annual period necessary to result in:
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all accrued and unpaid interest on the bonds being paid in full;

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the outstanding principal balance of the bonds equaling the amount provided in the expected sinking fund schedule;

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the amount on deposit in the capital subaccount equaling the required capital level; and

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all of our other fees, expenses and indemnities being paid. by the next scheduled payment date.

There is no cap on the level of storm recovery charges that may be imposed on customers as a result of the true-up adjustment process to pay principal of and interest on the bonds when due and ongoing financing costs.
Upon the filing of a true-up adjustment letter made pursuant to the financing order, the NCUC shall either administratively approve the requested true-up calculation in writing or inform the servicer of any mathematical or clerical errors in its calculation as expeditiously as possible but no later than 30 days following the servicer’s true-up filing; and that notification and correction of any mathematical or clerical errors shall be made so that the true-up is implemented within 30 days of the servicer’s filing of a true-up adjustment letter. No potential modification to correct an error in a true-up adjustment letter shall delay its effective date and any correction or modification which could not be made prior to the effective date shall be made in the next true-up adjustment letter. Upon administrative approval or the passage of 30 days without notification of a mathematical or clerical error, no further action of the NCUC will be required prior to implementation of the true-up.
Remittances to Collection Account
The servicer will remit storm recovery charges directly to the indenture trustee on a daily basis. The servicer will remit storm recovery charges based on estimated collections using a weighted average balance of days outstanding (ADO) on DEP’s retail bills. Storm recovery charge collections remitted will represent the charges estimated to be received for any period based upon the ADO and an estimated system-wide write-off percentage.
Each day on which those remittances are made is referred to as a daily remittance date. The estimated payments are made from collections received from customers.
No less often than semi-annually, the servicer and the indenture trustee will reconcile remittances of estimated storm recovery charge collections with actual storm recovery charge payments received by the servicer to more accurately reflect the amount of billed storm recovery charges that should have been remitted, based on ADO and the actual system-wide write-off percentage. To the extent the remittances of estimated payments arising from the storm recovery charges exceed the amounts that should have been remitted based on actual system-wide write-offs, the servicer will be entitled to withhold the excess amount from any subsequent remittance to the indenture trustee until the balance of such excess is reduced to zero. To the extent the remittances of estimated payments arising from the storm recovery charges are less than the amount that should have been remitted based on actual system wide write-offs, the servicer will remit the amount of the shortfall to the indenture trustee within two business days. Although the servicer will remit estimated storm recovery charge collections for the storm recovery bonds to the indenture trustee, the servicer will not be obligated to make any payments on the bonds. .
At least annually, the servicer also will remit to the indenture trustee, for our benefit, any late charges received from customers with respect of storm recovery charges.
The servicer has agreed and acknowledged that it holds all storm recovery charge collections for the storm recovery bonds received by it and any other proceeds for the storm recovery bond collateral received by it for the benefit of the indenture trustee and the bondholders and that all such amounts will be remitted by the servicer without any surcharge, fee, offset, charge or other deduction. The servicer has further agreed not to make any claim to reduce its obligation to remit all storm recovery charge payments collected by it in accordance with this servicing agreement.
Servicing Compensation
The servicer will be entitled to receive an annual servicing fee with respect to the bonds in an amount equal to:
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0.05% on an annualized basis of the original principal amount of bonds plus out-of-pocket expenses so long as the servicer remains DEP or an affiliate; or

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if DEP or any of its affiliates is not the servicer, an amount agreed upon by the successor servicer and the indenture trustee, provided, that the fee shall not exceed 0.60% of the original aggregate principal amount of the bonds unless the NCUC has approved the appointment of a successor or the NCUC does not act to either approve or disapprove such appointment on or before the expiration of 45 days following notice to the NCUC.

The servicing fee shall be paid semi-annually, with half of the servicing fee being paid on each payment date, except for the amount of the servicing fee to be paid on the first payment date in which the servicing fee then due will be calculated based on the number of days the Servicing Agreement has been in effect. The indenture trustee will pay the servicing fee on each payment date (together with any portion of the servicing fee that remains unpaid from prior payment dates) to the extent of available funds prior to the distribution of any interest on and principal of the bonds. See “Security for Storm Recovery Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus.
Servicer Representations and Warranties
In the servicing agreement, the servicer will represent and warrant to us, the indenture trustee and the NCUC as of the issuance date of the bonds, among other things, that:
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the servicer is duly organized, validly existing and is in good standing under the laws of the state of its organization, with requisite power and authority to own its properties, to conduct its business as such properties are currently owned and such business is presently conducted by it, to service the storm recovery property and hold the records related to the storm recovery property, and to execute, deliver and carry out the terms of the servicing agreement and the intercreditor agreement;

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the servicer is duly qualified to do business, is in good standing and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property or the conduct of its business (including the servicing of the storm recovery property as required under the servicing agreement) requires such qualifications, licenses or approvals (except where a failure to qualify would not be reasonably likely to have a material adverse effect on the servicer’s business, operations, assets, revenues or properties or to its servicing of the storm recovery property);

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the execution, delivery and performance of the terms of the servicing agreement and the intercreditor agreement have been duly authorized by all necessary action on the part of the servicer under its organizational or governing documents and laws;

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each of the servicing agreement and the intercreditor agreement constitutes a legal, valid and binding obligation of the servicer, enforceable against it in accordance with its respective terms, subject to applicable insolvency, reorganization, moratorium, fraudulent transfer and other laws relating to or affecting creditors’ rights generally from time to time in effect and to general principles of equity (including concepts of materiality, reasonableness, good faith and fair dealing), regardless of whether considered in a proceeding in equity or at law;

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the consummation of the transactions contemplated by the servicing agreement and the intercreditor agreement do not conflict with, result in any breach of or constitute (with or without notice or lapse of time) a default under the servicer’s organizational documents or any indenture or other agreement or instrument to which the servicer is a party or by which it or any of its property is bound, result in the creation or imposition of any lien upon the servicer’s properties pursuant to the terms of any such indenture or agreement or other instrument (other than any lien that may be granted in favor of the indenture trustee for the benefit of bondholders under the basic documents) or violate any existing law or any existing order, rule or regulation applicable to the servicer of any governmental authority having jurisdiction over the servicer or its properties;

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except as otherwise set forth in the servicing agreement and to the servicer’s knowledge, there are no proceedings or investigations pending or, to the servicer’s knowledge, threatened against the servicer before any court, federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the servicer or its properties: (i) seeking to prevent issuance of the bonds or the consummation of the transactions contemplated by the servicing agreement or any of the other basic documents, or, if applicable, any additional indenture, any additional series supplement or subsequent sale agreement; (ii) seeking any determination or ruling that might materially and adversely affect the performance by the servicer of its obligations under, or the validity or enforceability against the servicer of, the servicing agreement or any of the other basic documents, or, if applicable, any additional indenture, any additional series supplement or subsequent sale agreement; or (iii) relating to the servicer and which might materially and adversely affect the federal or state income, gross receipts or franchise tax attributes of the bonds;

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no governmental approvals, authorizations, consents, orders or other actions or filings with any governmental authority are required for the servicer to execute, deliver and perform its obligations under the servicing agreement except those that have previously been obtained or made, those that are required to be made by the servicer in the future pursuant to the servicing agreement or the intercreditor agreement and those that the servicer may need to file in the future to continue the effectiveness of any financing statements; and

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each report or certificate delivered in connection with any filing made to the NCUC by the servicer on our behalf with respect to the storm recovery charges or true-up adjustments will constitute a representation and warranty by the servicer that each such report or certificate, as the case may be, is true and correct in all material respects. To the extent that any such report or certificate is based in part or upon or contains assumptions, forecasts or other predictions of future events, the representation and warranty of the servicer with respect thereto will be limited to the representation and warranty that such assumptions, forecasts or other predictions of future events are reasonable based upon historical performance and the facts known to the servicer on the date such report or certificate is delivered.

The servicer, the indenture trustee and DEP NC Storm Funding are not responsible as a result of any action, decision, ruling or other determination made or not made, or any delay (other than any delay resulting from the servicer’s failure to make any filings with the NCUC required by the servicing agreement in a timely and correct manner or any breach by the servicer of its duties under the servicing agreement that adversely affects the storm recovery property or the true-up adjustments), by the NCUC in any way related to the storm recovery property or in connection with any true-up adjustment, the subject of any such filings, any proposed true-up adjustment or the approval of any revised storm recovery charges and the scheduled adjustments thereto. Except to the extent that the servicer otherwise is liable under the provisions of the servicing agreement, the servicer shall have no liability whatsoever relating to the calculation of any revised storm recovery charges and the scheduled adjustments thereto, including as a result of any inaccuracy of any of the assumptions made in such calculations, so long as the servicer has acted in good faith and has not acted in a negligent manner in connection therewith, nor shall the servicer have any liability whatsoever as a result of any person or entity, including the bondholders, not receiving any payment, amount or return anticipated or expected or in respect of any bond generally.
The Servicer Will Indemnify DEP NC Storm Funding and Other Entities in Limited Circumstances
The servicer will indemnify, defend and hold harmless DEP NC Storm Funding and the indenture trustee (for itself and for the related bondholders’ benefit) and the independent manager and each of their respective officers, directors, employees and agents from any and all liabilities, obligations, losses, damages, payments and claims, and reasonable costs or expenses, arising as a result of:
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the servicer’s willful misconduct, bad faith or negligence in the performance of, or reckless disregard of, its duties or observance of its covenants under the servicing agreement and the intercreditor agreement;

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the servicer’s material breach of any of its representations or warranties that results in a default by the servicer under the servicing agreement or the intercreditor agreement; and

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litigation and related expenses relating to its status and obligations as servicer (other than any proceeding the servicer is required to institute under the servicing agreement).

The servicer will not be liable, however, for any liabilities, obligations, losses, damages, payments or claims, or reasonable costs or expenses, resulting from the willful misconduct, bad faith or gross negligence of the party seeking indemnification, or resulting from a breach of a representation or warranty made by any such person or entity in any of the basic documents that give rise to the servicer’s breach.
Except for payment of the servicing fee and payment of the purchase price of the storm recovery property, the servicing agreement also provides that the servicer releases and discharges us and our independent manager, the indenture trustee and each of our respective officers, directors and agents from any and all actions, claims and demands that the servicer, in the capacity of servicer or otherwise, may have against those parties relating to the storm recovery property or the servicer’s activities with respect to the storm recovery property, other than actions, claims and demands arising from the willful misconduct, bad faith or gross negligence of the parties.
The servicer will indemnify the indenture trustee (in its own capacity) and its respective officers, directors and agents for any and all liabilities, obligations, losses, damages payments and claims arising from the acceptance and performance of the trusts and the duties under the servicing agreement and in the indenture, except to the extent that any such liability, obligation, loss, damage, payment and claim, and reasonable cost or expense, is due to the willful misconduct, bad faith or gross negligence of the indenture trustee.
This indemnification will survive the resignation or removal of the indenture trustee and the termination of the servicing agreement.
The servicer will credit customers to the extent there are higher servicing fees payable to a successor servicer because of the servicer’s imprudent actions, recklessness, willful misconduct or termination of the servicing agreement for cause, provided, however, that any credit to customers shall not impact the storm recovery charges or the storm recovery property. The servicer’s obligation to credit customers will survive the termination of the servicing agreement.
In addition, the NCUC, acting on its own behalf, has authority to enforce all provisions of the servicing agreement for the benefit of customers, including without limitation the enforcement of any customer indemnification provision in connection with specified items in the servicing agreement.
Evidence as to Compliance
The servicing agreement will provide that the servicer will furnish annually to us, the indenture trustee and the rating agencies, on or before the earlier of March 31 of each year, beginning March 31, 20      or

on the date on which our annual report on Form 10-K relating to the bonds is required to be filed with the SEC, certificates from a responsible officer of the servicer containing and certifying compliance with specified servicing criteria as required by Item 1122(a) and Item 1123 of the rules of the SEC known as Regulation AB promulgated under Subpart 229.1100—Asset-Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1125, as such may be amended from time to time (or any successor or similar item or rule), during the preceding 12 months ended December 31 (or preceding period since the issuance date of the bonds in the case of the first statement), together with a certificate by an officer of the servicer certifying the statements set forth therein.
The servicing agreement also provides that a firm of independent registered public accountants will furnish annually to us, the indenture trustee, the NCUC and the rating agencies on or before the earlier of March 31 of each year, beginning March 31, 20   or on the date on which the annual report on Form 10-K relating to the bonds is required to be filed with the SEC, an annual accountant’s report, which will include any required attestation report that attests to and reports on the servicer’s assessment report described in the preceding paragraph, and such attestation shall be in accordance with Rules 1-02(a)(3) and 2-02(g) of Regulation S-X under the Securities Act of 1933, as amended, and the Exchange Act. The report will also indicate that the accounting firm providing the report is independent of the servicer within the meaning of the rules of the Public Company Accounting Oversight Board. The cost of the annual accountant’s report will be reimbursable as an operating expense under the indenture and the series supplement.
Copies of the above reports will be filed with the SEC. Please read “Where You Can Find Additional Information” in this prospectus. You may also obtain copies of the above statements and certificates by sending a written request addressed to the indenture trustee.
The servicer will also be required to deliver to us, the indenture trustee , the NCUC and the rating agencies monthly reports setting forth certain information relating to collections of storm recovery charges received during the preceding calendar month and, shortly before each payment date, a report setting forth the amount of principal and interest payable to bondholders on such date, the aggregate outstanding amount of the bonds, before and after giving effect to any payment of principal on such payment date, the difference between the principal outstanding on the bonds and the amounts specified in the related expected sinking fund schedule after giving effect to any such payments and the amounts on deposit in the capital subaccount and excess funds subaccount after giving effect to all transfers and payments to be made on such payment date. The servicer is required to file copies of these reports with the SEC.
In addition, the servicer is required to send copies of each filing or notice evidencing a true-up adjustment to us, the indenture trustee and the rating agencies. The servicer is also required to provide to the rating agencies any non-confidential and non-proprietary information as is reasonably requested by the rating agencies.
Matters Regarding the Servicer
The servicing agreement will provide that DEP may not resign from its obligations and duties as servicer thereunder, except when DEP delivers to the indenture trustee and NCUC an opinion of external legal counsel to the effect that DEP’s performance of its duties under the servicing agreement is no longer permissible under applicable law. No resignation by DEP as servicer will become effective until a successor servicer has been approved by the NCUC and assumed DEP’s servicing obligations and duties under the servicing agreement.
The servicing agreement further provides that neither the servicer nor any of its directors, officers, employees, and agents will be liable to us or to any other person or entity, except as provided under the servicing agreement, for taking any action or for refraining from taking any action under the servicing agreement or for good faith errors in judgment. However, neither the servicer nor any of its directors, officers or agents will be protected against any liability that would otherwise be imposed by reason of negligence, recklessness or willful misconduct in the performance of its duties or by reason of reckless disregard of obligations and duties under this servicing agreement. The servicer and any of its directors, officers, employees or agents may rely in good faith on the advice of counsel or on any document submitted by any person or entity respecting any matters under the servicing agreement. The servicer has also acknowledged that the NCUC has the authority to enforce the provisions of the servicing agreement for the benefit of customers.

Except as provided in the servicing agreement, the servicer is under no obligation to appear in, prosecute or defend any legal action that is not directly related to one of its duties in the servicing agreement or otherwise related to its indemnification obligations.
Any entity which becomes the successor by merger, consolidation, division, sale, transfer, lease, management contract or otherwise to all or substantially all of the servicer’s electric distribution business may assume all of the rights and obligations of the servicer under the servicing agreement without the execution or filing of any document. The following are conditions to the transfer of the duties and obligations to a successor servicer:
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immediately after the transfer, no representation or warranty made by the servicer in the servicing agreement will have been breached and no servicer default or event which after notice of, lapse of time or both, would become a servicer default, has occurred and is continuing;

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the servicer has delivered to us, to the NCUC, to the related indenture trustee and the rating agencies an officer’s certificate and an opinion of counsel stating that the transfer complies with the servicing agreement and all conditions to the transfer under the servicing agreement have been complied with;

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the servicer has delivered to us, to the NCUC, to the related indenture trustee and the rating agencies an opinion of counsel stating either that all necessary filings, including those under the Financing Act and the UCC, to fully preserve and protect our interests in all of the storm recovery property have been made or that no such filings are required;

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the servicer has given prior written notice to the rating agencies;

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the servicer has delivered to us, the NCUC and the rating agencies, an opinion of counsel stating that for U.S. federal income tax purposes, such consolidation, conversion, merger or succession and such agreement of assumption will not result in material adverse U.S. federal income tax consequences for the bondholders; and

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any applicable requirements of the intercreditor agreement have been satisfied.

So long as the conditions of any such assumptions are met, then the prior servicer will automatically be released from its obligations under the servicing agreement.
Servicer Defaults
Servicer defaults under the servicing agreement will include:
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any failure by the servicer to remit any amount, including payments arising from the storm recovery charges into the collection account as required under the servicing agreement, which failure continues unremedied for five business days after written notice from us or the indenture trustee is received by the servicer and the NCUC or after discovery of the failure by a responsible officer of the servicer;

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any failure by the servicer to duly perform its obligations to make storm recovery charge adjustment filings in the time and manner set forth in the servicing agreement, which failure continues unremedied for a period of five business days;

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any failure by the servicer or, if the servicer is DEP or an affiliate of DEP, by DEP to observe or perform in any material respect any covenants or agreements in the servicing agreement or the other basic documents to which it is a party, which failure materially and adversely affects the rights of bondholders and which failure continues unremedied for 60 days after written notice of this failure has been given to the servicer or, if the servicer is DEP or an affiliate of DEP, by us, the NCUC or by the indenture trustee or after such failure is discovered by a responsible officer of the servicer;

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any representation or warranty made by the servicer in the servicing agreement or any other basic document proves to have been incorrect in a material respect when made, which has a material adverse effect on the bondholders and which material adverse effect continues unremedied for a period of 60 days after the giving of written notice to the servicer by us, the NCUC or the indenture trustee or after such failure is discovered by a responsible officer of the servicer; and

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events of bankruptcy, insolvency, receivership or liquidation of the servicer.

Rights Upon a Servicer Default
In the event of a servicer default that remains unremedied, the indenture trustee, at the written direction of the holders of a majority of the outstanding principal amount of the related series of storm recovery bonds or, at the written direction of the NCUC, subject to the terms of the intercreditor agreement, by notice then given in writing to the servicer, will terminate all the rights and obligations (other than servicer’s indemnity obligation and obligation to continue performing its functions as servicer until a successor servicer is appointed) of the servicer under the servicing agreement and under the intercreditor agreement. In addition, upon a servicer default, then we and the indenture trustee shall be entitled to apply to any court of competent jurisdiction for sequestration and payment to the indenture trustee of revenues arising with respect to the applicable storm recovery property. The indenture trustee may not give a termination notice unless the rating agency condition and the NCUC condition are satisfied.
On or after the receipt by the servicer of a notice of termination, all authority and power of the servicer under the servicing agreement, whether with respect to the storm recovery bonds, the storm recovery property, the related storm recovery charges or otherwise, shall, upon appointment of a successor servicer under the servicer agreement, without further action, pass to and be vested in such successor servicer and, without limitation, the indenture trustee is hereby authorized and empowered to execute and deliver, on behalf of the predecessor servicer, as attorney-in-fact or otherwise, any and all documents and other instruments, and to do or accomplish all other acts or things necessary or appropriate to effect the purposes of the notice of termination, whether to complete the transfer of the storm recovery property records and related documents, or otherwise. The predecessor servicer shall cooperate with the successor servicer, the indenture trustee and with us in effecting the termination of the responsibilities and rights of the predecessor servicer under the servicing agreement, including the transfer to the successor servicer for administration by it of all cash amounts that shall at the time be held by the predecessor servicer for remittance, or shall thereafter be received by it with respect to the storm recovery property or the related storm recovery charges. As soon as practicable after receipt by the servicer of such notice of termination, the servicer shall deliver the storm recovery property records to the successor servicer. All reasonable costs and expenses (including attorneys’ fees and expenses) incurred in connection with transferring the storm recovery property records to the successor servicer and amending the servicing agreement to reflect such succession as servicer pursuant to the servicing agreement shall be paid by the predecessor servicer upon presentation of reasonable documentation of such costs and expenses. Termination of DEP as servicer shall not terminate DEP’s rights or obligations under the sale agreement or any other basic document other than the servicing agreement.
Waiver of Past Defaults
The indenture trustee, with the consent of the NCUC and holders of a majority of the outstanding principal amount of the related series of bonds may waive in writing any default by the servicer in the performance of its obligations under the servicing agreement and its consequences, except a default in making any required remittances to the collection account in accordance with the servicing agreement. Upon any such waiver of a past default, such default shall cease to exist, and any default of the servicer arising therefrom shall be deemed to have been remedied for every purpose of the servicing agreement. The servicing agreement will provide that no waiver will impair the related bondholders’ rights relating to subsequent defaults.
Successor Servicer
Upon the receipt of a notice of termination or upon the servicer’s resignation or removal in accordance with the terms of the servicing agreement, the predecessor servicer shall continue to perform its functions as servicer and shall be entitled to receive the requisite portion of the servicing fees, until a successor servicer has assumed in writing the obligations of the servicer. In the event of the servicer’s removal or resignation, the related indenture trustee, at the written direction of the holders of a majority of the principal amount of the outstanding bonds of the related series, or the NCUC, shall appoint a successor servicer with our prior written consent (which consent shall not be unreasonably withheld).
If no successor servicer has been appointed within 30 days after the delivery of the termination notice, the indenture trustee, at the written direction of the holders of not less than a majority of the outstanding amount of the related bonds, will petition the NCUC or a court of competent jurisdiction for the appointment of, a successor servicer which is permitted to perform the duties of the servicer pursuant to the Financing Act, the NCUC regulations, the financing order and the servicing agreement, satisfies criteria specified by the nationally recognized statistical rating agencies rating the bonds, enters into a servicing agreement with us having substantially the same provisions as the servicing agreement in effect between us and the predecessor servicer and, if applicable, its compensation is approved (or not disapproved) by the NCUC. Any successor servicer may resign only if it is prohibited from servicing as such by applicable law.
If for any reason a third party assumes the role of the servicer under the servicing agreement, the servicing agreement will require the servicer, on an ongoing basis, to cooperate with us, the indenture trustee and the successor servicer and provide whatever information is, and take whatever actions are, reasonably necessary to assist the successor servicer in performing its obligations under the servicing agreement.
Amendment
The servicing agreement may be amended in writing by the servicer and us, if a copy of the amendment is provided by us to each rating agency and the NCUC and if the rating agency condition and NCUC condition have been satisfied, with the prior written consent of the indenture trustee; provided, that such amendment may not adversely affect the interest of any bondholder in any material respect without the consent of the bondholders of a majority of the outstanding principal amount of bonds.

INTERCREDITOR AGREEMENT
DEP and its affiliates currently have accounts receivable sale agreements under which it sells substantially all its accounts receivable on a revolving basis (other than the storm recovery charges, which are entitlements of ours and not the servicer, and which are excluded from such arrangements). Under DEP’s intercreditor agreement, as amended at the time of issuance of the bonds among DEP, us, the indenture trustee, the parties to DEP’s account receivable sale program, (i) the storm recovery charges are excluded from the assets sold under the accounts receivable sales program and (ii) replacement of the servicers would require the agreement of the indenture trustee and the administrative agent under the accounts receivable sales program. In the sale agreement, DEP has covenanted that it will not enter into any future sale of charges owing by electric customers to affiliates for the purpose of issuing bonds backed by such charges without causing the parties to such issuance to become party to an intercreditor agreement. Please refer to “Risk Factors—Servicing Risks—If DEP NC Storm Funding needs to replace DEP as the servicer, DEP NC Storm Funding may experience difficulties finding and using a replacement servicer”.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) and Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of the Series      Bonds acquired in this offering and, insofar as it relates to matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, constitutes the opinion of DEP’s tax counsel, Hunton Andrews Kurth LLP. Except where noted, this discussion only applies to Series      Bonds that are held as capital assets (within the meaning of the Internal Revenue Code) by holders who purchase the Series Bonds upon their original issuance at their original issue price. This discussion does not address the tax considerations applicable to subsequent purchasers of Series       Bonds. This discussion does not describe all of the material tax considerations that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as certain financial institutions, regulated investment companies, real estate investment trusts, banks, insurance companies, tax-exempt entities, certain former citizens or residents of the United States, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, partnerships for U.S. federal income tax purposes and other pass-through entities (and persons holding the Series       Bonds through a partnership for U.S. federal income tax purposes or other pass-through entity), U.S. Holders whose functional currency is not the U.S. dollar, passive foreign investment companies, controlled foreign corporations, and corporations that accumulate earnings to avoid U.S. federal income tax, accrual method taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code, or persons holding the Series       Bonds as part of a hedge, straddle, or other integrated transaction. In addition, this discussion does not address the effect of any state, local, foreign, or other tax laws or any U.S. Medicare contribution tax on net investment income, federal estate, gift, alternative minimum or foreign tax considerations. This discussion is based upon the Internal Revenue Code, administrative pronouncements, judicial decisions, and final, temporary, and proposed Treasury regulations, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.
As used in this prospectus, the term U.S. Holder means a beneficial owner of a Series        Bond that is for U.S. federal income tax purposes:
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an individual citizen or resident of the United States;

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a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust (i) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) that was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury regulations to be treated as a domestic trust.

The term Non-U.S. Holder means a beneficial owner of a Series       Bond that is neither a U.S. Holder nor a partnership (or other pass-through entity).
If a partnership for U.S. federal income tax purposes holds Series Bonds, the tax treatment of such partnership and its partners will generally depend on the status of the partner and the activities of such partnership and its partners. If a holder of Series        Bonds is a partnership or a partner in such a partnership, such holder should consult with its own tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of Series      Bonds.
THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE SERIES       BONDS. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX LAWS) OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SERIES       BONDS.

Taxation of the Issuing Entity and Characterization of the Bonds
Concurrent with the issuance of the bonds, Hunton Andrews Kurth LLP, as special tax counsel to the Issuing Entity and DEP, will deliver its opinion that based upon the Internal Revenue Code, the Treasury regulations promulgated thereunder, and Revenue Procedure 2005-62, for U.S. federal income tax purposes (i) the issuance of the Series     Bonds will be a “qualifying securitization” within the meaning of Revenue Procedure 2005-62, (ii) the Issuing Entity will not be treated as a taxable entity separate and apart from DEP, (iii) the Series      Bonds will be treated as obligations of DEP as expressly set forth in section 6.02 of Revenue Procedure 2005-62 and (iv) DEP will not be treated as recognizing gross income upon the issuance of the Series Bonds. By acquiring a Series       Bond, a beneficial owner agrees to treat the Series      Bond as debt of DEP for U.S. federal income tax purposes. This opinion is based on certain representations made by the Issuing Entity and DEP and on the application of current law to the facts as established by the indenture and other relevant documents and assumes compliance with the indenture and such other documents as in effect on the date of issuance of the Series     Bonds.
Tax Consequences to United States Holders
Interest
DEP and the Issuing Entity expect that the Series       Bonds will not be issued with more than a de minimis amount of original issue discount, or OID, for U.S. federal income tax purposes. Thus, stated interest on the Series     Bonds generally will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. If, however, the issue price of the Series        Bonds is less than their stated principal amount and the difference is equal to or more than a de minimis amount (as set forth in the applicable Treasury regulations), U.S. Holders will be required to include the difference in income as OID as it accrues in accordance with the constant yield method (as set forth in the applicable Treasury regulations). The remainder of this discussion assumes that the Series     Bonds will not be treated as issued with OID.
Sale, Exchange, or Retirement of Series     Bonds
On a sale, exchange, or retirement of a Series      Bond, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received (other than any amount received attributable to accrued but unpaid interest on the Series       Bond not previously included in income, which will be taxable as ordinary income) and the U.S. Holder’s adjusted tax basis in the Series    Bond. A U.S. Holder’s adjusted tax basis in a Series       Bond is the U.S. Holder’s cost, subject to adjustments such as reductions in basis for principal payments received previously. Gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the Series       Bond was held for more than one year at the time of disposition. Long-term capital gains of non-corporate U.S. Holders may be eligible for reduced rates of taxation. The deductibility of capital losses by both corporate and non-corporate U.S. Holders is subject to limitations.
Information Reporting and Backup Withholding
In general, information reporting requirements will apply to certain payments of principal and interest on the Series     Bonds and to the proceeds from the sale of the Series     Bonds unless the recipient is an exempt recipient. In addition, backup withholding at the current rate will apply to the payments if a U.S. Holder fails to provide its taxpayer identification number, a certificate of exempt status, or otherwise comply with the applicable requirements of the U.S. backup withholding rules.
Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding, and the procedure for obtaining such an exemption, if available.

Tax Consequences to Non-United States Holders
Interest
Subject to the discussion below concerning backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income and withholding tax on interest received in respect of the Series     Bonds, provided that such interest is not effectively connected with such Non-U.S. Holder’s conduct of a U.S. trade or business and such Non-U.S. Holder (i) does not own, actually or constructively, 10% or more of the total combined voting power of DEP, (ii) is not a controlled foreign corporation for U.S. federal income tax purposes directly or indirectly related to DEP within the meaning of section 881(c)(3)(C) of the Internal Revenue Code, (iii) is not a bank whose receipt of interest on the Series     Bonds is described in section 881(C)(3)(A) of the Internal Revenue Code, and (iv) satisfies certain certification requirements under penalties of perjury (generally through the provision of a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable).
A Non-U.S. Holder that does not qualify for the exemption from withholding described above (the Portfolio Interest Exemption), generally will be subject to U.S. federal withholding tax at a 30% rate on payments of interest on the Series     Bonds unless (i) such interest is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if an applicable tax treaty so requires, is attributable to the conduct of a trade or business through a permanent establishment or fixed base in the United States) and the Non-U.S. Holder provides the applicable paying agent an IRS Form W-8ECI (or appropriate substitute form) or (ii) the Non-U.S. Holder provides a properly completed IRS Form W-8BEN or W-8BEN-E (or successor form), as applicable, establishing an exemption from or reduction in withholding under an applicable tax treaty.
If interest or other income received with respect to Series     Bonds is effectively connected with a United States trade or business conducted by a Non-U.S. Holder (and, if an applicable tax treaty so requires, is attributable to the conduct of a trade or business through a permanent establishment or fixed base in the United States), the Non-U.S. Holder generally will be subject to U.S. federal income tax on such interest or other income on a net income basis at the regular graduated rates applicable to U.S. Holders. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless reduced or eliminated by an applicable tax treaty.
Sale, Exchange, or Retirement of Series     Bonds
Subject to the backup withholding and Foreign Account Tax Compliance Act discussions below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or exchange of the Series    Bonds (other than gain that represents accrued but unpaid interest not previously included in income, which will be subject to the rules described above regarding payments of interest), unless:
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the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met; or

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the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States).

Except to the extent that an applicable income tax treaty otherwise provides, generally a Non-U.S. Holder will be taxed on a net income basis at the same graduated rates applicable to U.S. Holders with respect to gain that is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business. A corporate Non-U.S. Holder may also, under certain circumstances, be subject to the branch profits tax described above. A Non-U.S. Holder who is both an individual present in the United States for 183 days or more in the taxable year and meets certain other conditions will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains from U.S. sources (including gains from the sale or other disposition of the Series    Bonds) exceed capital losses allocable to U.S. sources. To claim the benefit of an applicable income tax treaty, a Non-U.S.

Holder may be required to file an income tax return and disclose its position under the U.S. Treasury regulations concerning treaty-based return positions.
Information Reporting and Backup Withholding
Generally, the amount of interest paid to a Non-U.S. Holder and the amount of tax, if any, withheld with respect to those payments must be reported to the IRS and to the Non-U.S. Holder. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable tax treaty.
In general, a Non-U.S. Holder will not be subject to backup withholding with respect to payments of interest on the Series    Bonds that are made to the Non-U.S. Holder, provided that the Non-U.S. Holder has provided certification that such Non-U.S. Holder is a Non-U.S. Holder, and the payor does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person as defined under Section 7701(a)(30) of the Internal Revenue Code.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a retirement or redemption) of Series    Bonds within the United States or conducted through certain U.S.-related financial intermediaries unless the Non-U.S. Holder certifies to the payor under penalties of perjury that it is a Non-U.S. Holder and the payor does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person as defined under the Internal Revenue Code, or the Non-U.S. Holder otherwise establishes an exemption.
Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption from backup withholding, and the procedure for obtaining such an exemption, if available.
The Foreign Account Tax Compliance Act (FATCA)
Pursuant to Sections 1471 through 1474 of the Internal Revenue Code (commonly referred to as FATCA), Treasury regulations thereunder, and administrative guidance, issuers of certain debt instruments and their agents, as applicable, are required to withhold 30% of the amount of any “withholdable payments” with respect to such instruments paid to (i) a foreign financial institution (whether such foreign financial institution is the beneficial owner or an intermediary) unless such institution enters into an agreement with the United States government to collect and report to the United States government, on an annual basis, information with respect to its U.S. account holders and meets certain other specified requirements (or, in certain circumstances, complies with similar reporting requirements of the non-United States government in the jurisdiction in which it is organized or located under an intergovernmental agreement between such non-United States government and the United States government) or (ii) a non-financial foreign entity (whether such non-financial foreign entity is the beneficial owner or an intermediary) unless such entity certifies that it does not have any “substantial U.S. owners” or provides certain information regarding the entity’s “substantial U.S. owners” and such entity meets certain other specified requirements. For this purpose, withholdable payments include U.S.-source payments otherwise subject to nonresident withholding tax, such as interest payments, and, subject to the discussion of the proposed Treasury Regulations below, the entire gross proceeds from the sale of certain equity or debt instruments of U.S. issuers. FATCA generally will apply to all payments otherwise subject to FATCA withholding without regard to whether the beneficial owner of the payment is a United States person or would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or United States domestic law.
The U.S. Department of the Treasury has released proposed Treasury Regulations which, if finalized in their present form, would eliminate the U.S. deferral withholding tax of 30% applicable to the gross proceeds of a sale or disposition of debt instruments. In its preamble to the proposed regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Non-U.S. Holders should consult their own tax advisors regarding the possible implications of FATCA and whether FATCA may be relevant to such Non-U.S. Holder’s acquisition, ownership, and disposition of the Series     Bonds.
STATE AND OTHER TAX CONSEQUENCES
In addition to the federal income tax consequences described in “Material U.S. Federal Income Tax Consequences” in this prospectus, potential investors should consider the state and local tax consequences of the acquisition, ownership, and disposition of the energy recovery bonds offered by this prospectus. State tax law may differ substantially from the corresponding federal tax law, and the discussion above does not purport to describe any aspect of the tax laws of any state or other jurisdiction. Therefore, prospective investors should consult their tax advisors about the various tax consequences of investments in the bonds offered by this prospectus.

ERISA CONSIDERATIONS
This discussion is based on current provisions of ERISA and the Internal Revenue Code, existing and currently proposed regulations under ERISA and the Internal Revenue Code, the legislative history of ERISA and the Internal Revenue Code, existing administrative rulings of the United States Department of Labor (the “DOL”) and reported judicial decisions. No assurance can be given that legislative, judicial, or administrative changes will not affect the accuracy of any statements herein with respect to transactions entered into or contemplated prior to the effective date of such changes. This discussion does not purport to deal with all aspects of ERISA or the Internal Revenue Code or, to the extent not preempted, any state laws.
General
ERISA and the Internal Revenue Code impose certain requirements on employee benefit plans subject to ERISA and/or Section 4975 of the Internal Revenue Code and on persons or entities that are fiduciaries with respect to such plans. For purposes of this discussion, “Plans” refers to employee benefit plans (as defined in Section 3(3) of ERISA) subject to Title I of ERISA, plans (as defined in Section 4975(e)(1) of the Internal Revenue Code) subject to Section 4975 of the Internal Revenue Code (which includes plans that provide retirement income, including individual retirement accounts and annuities and Keogh plans) and entities, including collective investment funds and insurance company general or separate accounts, that may be deemed to hold the assets of the foregoing by virtue of such employee benefit plan’s or plan’s investment in such entities. A fiduciary of a Plan is any person or entity that in connection with the assets of the Plan:
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exercises discretionary authority or control over the management or disposition of plan assets; or

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provides investment advice for a fee.

Some plans, such as governmental plans, certain church plans and non-U.S. plans, and the fiduciaries of those plans, may not be subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction rules of ERISA or Section 4975 of the Internal Revenue Code. Accordingly, assets of these plans may be invested in the bonds without regard to the ERISA considerations described below, but any such plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code is subject to the prohibited transaction rules in Section 503 of the Internal Revenue Code. In addition, such plans may be subject to the provisions of federal, state, local or other laws or regulations that are substantially similar to Title I of ERISA or Section 4975 of the Internal Revenue Code (collectively “Similar Law”). Accordingly, any fiduciary of such plans must determine whether purchasing the bonds is permitted under any such Similar Law.
ERISA imposes certain general fiduciary requirements on fiduciaries of Plans that are subject to Title I of ERISA, including:
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investment prudence and diversification; and

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the investment of the assets of such Plan in accordance with the documents governing such Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code also prohibit a broad range of transactions involving the assets of a Plan and persons or entities that have certain specified relationships to the Plan, referred to as “parties in interest” (as defined under ERISA) or “disqualified persons” (as defined under the Code), unless a statutory or administrative exemption is available. For purposes of this discussion, parties in interest include parties in interest under ERISA and disqualified persons under the Internal Revenue Code. The types of transactions between a Plan and a party in interest that are prohibited include:
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sales, exchanges or leases of property;

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loans or other extensions of credit; and

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the furnishing of goods or services.

Certain persons or entities that participate in a prohibited transaction may be subject to an excise tax under Section 4975 of the Internal Revenue Code or a penalty imposed under Section 502(i) of ERISA, unless a statutory, administrative or individual exemption is available. In addition, the persons or entities involved in the prohibited transaction may have to cancel the transaction and pay an amount to the Plan for any losses realized by the Plan or profits realized by these persons or entities. In addition, individual retirement accounts involved in the prohibited transaction may be disqualified, which would result in adverse tax consequences to the owner of the account.
Regulation of Assets Included in a Plan
A fiduciary’s investment of the assets of a Plan in the bonds may cause our assets to be deemed assets of such Plan. The DOL regulations at 29 CFR Section 2510.3-101 as modified by Section 3(42) of ERISA, (collectively, the “plan asset regulations”), provide that the assets of an entity will be deemed to be assets of a plan that purchases an interest in the entity if the interest that is purchased by the plan is an equity interest, equity participation held by Plans (referred in the plan asset regulations as “benefit plan investors”) is “significant” within the meaning of the plan asset regulations and none of the other exceptions contained in the plan asset regulations applies.
An equity interest is defined in the plan asset regulations as an interest in an entity other than an instrument that is treated as indebtedness under applicable local law and that has no substantial equity features. Although there is no authority directly on point, it is anticipated that the bonds should be treated as indebtedness for purposes of the plan asset regulations.
If the bonds were deemed to be equity interests in us and none of the exceptions contained in the plan asset regulations were applicable, then our assets would be considered to be assets of any plans that purchase the bonds. The extent to which the bonds are held by Plans will not be monitored. If our assets were deemed to constitute “plan assets” pursuant to the plan asset regulations, transactions we might enter into, or may have entered into in the ordinary course of business, might constitute non-exempt prohibited transactions under ERISA and or Section 4975 of the Internal Revenue Code.
In addition, the acquisition or holding of the bonds by or on behalf of a Plan could give rise to a prohibited transaction if we or the indenture trustee, DEP, any other servicer, Duke Energy, any underwriter or certain of their affiliates has, or acquires, a relationship to an investing Plan. Each purchaser of the bonds that is or is acting on behalf of, or using assets of a Plan or a governmental, church, or non-U.S. plan subject to Similar Laws, will be deemed to have represented and warranted that its purchase and holding of the bonds will not constitute or result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code or applicable Similar Law, as applicable.
Before purchasing any bonds by or on behalf of, or with assets of, a Plan, you should consider whether the purchase, holding or disposition of the bonds might result in a prohibited transaction under ERISA or the Internal Revenue Code and, if so, whether any prohibited transaction exemption might apply to the purchase, holding or disposition of the bonds.
Prohibited Transaction Exemptions
If you are a fiduciary of a Plan or any other person or entity proposing to purchase the bonds on behalf of or using assets of, a Plan, before purchasing any bonds, you should consider the availability of one of the DOL’s prohibited transaction class exemptions, referred to as PTCEs, or one of the statutory exemptions provided by ERISA or Section 4975 of the Internal Revenue Code, which include:
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PTCE 75-1, relating to transactions effected by certain broker-dealers, reporting dealers and banks;

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PTCE 84-14, relating to transactions effected by a “qualified professional asset manager”;

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PTCE 90-1, relating to transactions involving insurance company separate accounts;

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PTCE 91-38, relating to transactions involving bank collective investment funds;

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PTCE 95-60, relating to transactions involving insurance company general accounts;

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PTCE 96-23, relating to transactions effected by an “in-house asset manager”; and

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the statutory service provider exemption provided under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code, relating to certain transactions between plans and certain parties in interest that are not fiduciaries with respect to the transaction.

We cannot provide any assurance that any of these class exemptions or statutory exemptions will apply with respect to any particular investment in the bonds by, on behalf of or using assets of, a Plan or, even if it were deemed to apply, that any exemption would apply to all transactions that may occur in connection with the investment. For example, even if one of these class exemptions or statutory exemptions were deemed to apply, bonds may not be purchased with assets of any Plan if we or the indenture trustee, DEP, any other servicer, Duke Energy Corporation, any underwriter or any of their affiliates:
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has investment discretion over the assets of the Plan used to purchase the bonds; or

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has authority or responsibility to give, or regularly gives, investment advice regarding the assets of the Plan used to purchase the bonds for a fee under an agreement or understanding that the advice will serve as a primary basis for investment decisions for the assets of the Plan, and will be based on the particular investment needs of the Plan.

Each purchaser and holder of a bond will be deemed to have represented and warranted by virtue of its acquisition and holding of a bond on each day from and including the date of its purchase of the bonds through and including the date of disposition of any such bond that either (i) it is not and is not acting on behalf of, or using assets of, (a) a Plan or any governmental, church or non-U.S. plan that is subject to any Similar Law or (ii) its purchase, holding and disposition of the bond, in the case of a Plan, will not constitute or result in a non-exempt prohibited transaction in violation of Section 406 of ERISA or Section 4975 the Internal Revenue Code or, in the case of a governmental, church or non-U.S. plan subject to Similar Law, will not result or constitute a nonexempt violation of such Similar Law.
Consultation with Counsel
If you are a fiduciary which proposes to purchase the bonds on behalf of, or with assets of a Plan or governmental, church or non-U.S. plan subject to Similar Law, you should consider your general fiduciary obligations under ERISA, the Internal Revenue Code or applicable Similar Law and you should consult with your legal counsel as to the potential applicability of the plan asset regulation and other provisions of ERISA, the prohibited transaction provisions of ERISA and the Internal Revenue Code to any such investment and the availability of any prohibited transaction exemption in connection with any investment and/or the applicability of any Similar Law.
The sale of bonds to a Plan or any governmental, church or non-U.S. plan subject to Similar Law is in no respect a representation by us, the indenture trustee, DEP, any other servicer, Duke Energy Corporation, any underwriter that this investment meets all relevant legal requirements for investments by such Plans or plans generally or any particular Plan or plan or that this investment is appropriate for such Plans or plans generally or any particular Plan or plan.

BANKRUPTCY AND CREDITORS’ RIGHTS ISSUES
Challenge to True Sale Treatment
DEP will represent and warrant that the transfer of the storm recovery property in accordance with the sale agreement constitutes a true and valid sale and assignment of the storm recovery property by DEP to us. It will be a condition of closing for the sale of the storm recovery property pursuant to the sale agreement that DEP will take the appropriate actions under the Financing Act, including filing a notice of transfer of an interest in the storm recovery property, to perfect this sale. The Financing Act provides that the sale, conveyance, assignment, or other transfer of storm recovery property by an electric utility to an assignee that the parties have in the governing documentation expressly stated to be a sale or other absolute transfer is an absolute transfer and true sale of, and not a pledge of or secured transaction relating to, the transferor’s right, title, and interest in, to, and under the storm recovery property, other than for federal and state income tax purposes. We and DEP will treat such a transaction as a sale under applicable law. However, we expect that bonds will be reflected as debt on DEP’s consolidated financial statements. In addition, we anticipate that the bonds will be treated as debt of DEP for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences”. In the event of a bankruptcy of a party to a sale agreement, if a party in interest in the bankruptcy were to take the position that the transfer of the storm recovery property to us pursuant to that sale agreement was a financing transaction and not a true sale under applicable creditors’ rights principles, there can be no assurance that a court would not adopt this position. Even if a court did not ultimately recharacterize the transaction as a financing transaction, the mere commencement of a bankruptcy of DEP and the attendant possible uncertainty surrounding the treatment of the transaction could result in delays in payments on the bonds.
In that regard, we note that the bankruptcy court in In re LTV Steel Company, Inc., et al., 274 B.R. 278 (Bankr. N. D. Oh. 2001), issued an interim order that observed that a debtor, LTV Steel Company, Inc., which had previously entered into financing arrangements with respect both to its inventory and its accounts receivable, may have “at least some equitable interest in the inventory and receivables, and that this interest is property of the Debtor’s estate. ...sufficient to support the entry of” an interim order permitting the debtor to use proceeds of the property sold in the financing. 274 B.R. at 285. The court based its decision in large part on its view of the equities of the case.
LTV Steel Company, Inc. and the investors subsequently settled their dispute over the terms of the interim order and the bankruptcy court entered a final order in which the parties admitted and the court found that the pre-petition transactions constituted true sales. The court did not otherwise overrule its earlier ruling. The LTV Steel Company, Inc. memorandum opinion serves as an example of the pervasive equity powers of bankruptcy courts and the importance that such courts may ascribe to the goal of reorganization, particularly where the assets sold are integral to the ongoing operation of the debtor’s business.
Even if creditors did not challenge the sale of storm recovery property as a true sale, a bankruptcy filing by DEP could trigger a bankruptcy filing by us with similar negative consequences for bondholders. In a more recent bankruptcy case, In re General Growth Properties, Inc., 409 B.R. 43, 54 (Bankr. S.D.N.Y. 2009), General Growth Properties, Inc. filed for bankruptcy together with many of its direct and indirect subsidiaries, including many subsidiaries that were organized as special purpose vehicles. The Southern District of New York bankruptcy court upheld the validity of the filings of these special purpose subsidiaries and allowed the subsidiaries, over the objections of their creditors, to use the lenders’ cash collateral to make loans to the parent for general corporate purposes. The creditors received adequate protection in the form of current interest payments and replacement liens to mitigate any diminution in value resulting from the use of the cash collateral, but the opinion serves as a reminder that bankruptcy courts may subordinate legal rights of creditors to the interests of helping debtors reorganize.
We and DEP have attempted to mitigate the impact of a possible recharacterization of a sale of storm recovery property as a financing transaction under applicable creditors’ rights principles. The sale agreement will provide that if the transfer of the applicable storm recovery property is thereafter recharacterized by a court as a financing transaction and not a true sale, the transfer by DEP will be deemed to have granted to us on our behalf and on behalf of the indenture trustee a first priority security interest in all of DEP’s right, title and interest in, to and under the storm recovery property and all proceeds thereof. In addition, the sale agreement will require the filing of a notice of security interest in the storm recovery property and the proceeds thereof as collateral in accordance with the Financing Act. As a result of this filing, we would, in the event of a recharacterization, be a secured creditor of DEP and entitled to recover against the collateral or its value. This does not, however, eliminate the risk of payment delays or reductions and other adverse effects caused by a DEP bankruptcy. Further, if, for any reason, a storm recovery property notice is not filed under the Financing Act and we fail to perfect our interest in the storm recovery property, and the transfer is thereafter deemed not to constitute a true sale, we would be an unsecured creditor of DEP.
The Financing Act provides that, except as provided in the Financing Act, the creation, granting, perfection and enforcement of liens and security interests in storm recovery property are governed by the Financing Act and not by the North Carolina Uniform Commercial Code. Under the Financing Act, a valid and enforceable lien and security interest in storm recovery property may be created only upon the later of (i) the issuance of a financing order, (ii) the execution and delivery of a security agreement with a holder of storm recovery bonds or a trustee or agent for the holder or with a financing party in connection with the issuance of storm recovery bonds, or (iii) the receipt of value for storm recovery bonds. Upon perfection through the filing of a financing statement to the North Carolina Secretary of State, the security interest shall be a continuously perfected lien in the storm recovery property, with priority in the order of filing and take precedence over any subsequent judicial or other lien creditor. None of this, however, mitigates the risk of payment delays and other adverse effects caused by a DEP bankruptcy.
If, for any reason, a financing statement is not filed under the Financing Act and we fail to perfect our interest in the storm recovery property sold pursuant to a sale agreement as required by the Financing Act, and the transfer is thereafter deemed not to constitute a true sale, we would be an unsecured creditor of DEP. Notwithstanding any failure on our part to perfect our interest in the storm recovery property, under the Financing Act and the financing order, a statutory lien on the storm recovery property and the proceeds thereof arises by operation of law automatically without any action on the part of DEP, us or any other person. This statutory lien secures all obligations, then existing or thereafter arising, to the holders and the indenture trustee of the holders of the storm recovery bonds issued pursuant to the financing order. Under the Financing Act, this statutory lien is valid, perfected and enforceable against the owner of the storm recovery property and all third parties upon the effectiveness of the financing order without any further public notice (although protective filings (including the filing by us of financing statements as described above) is permitted under the Financing Act). If DEP were to become a debtor in a bankruptcy case and a bankruptcy court determined that we were an unsecured creditor, there can be no assurance that the court would be made aware of the statutory lien described above or, if the court was aware of the statutory lien arising under the Financing Act and the financing order, that the court would determine that trustee and the holders of the storm recovery bonds have a first priority statutory lien or are secured creditors of DEP.
Substantive Consolidation of DEP NC Storm Funding and DEP
If DEP were to become a debtor in a bankruptcy case, a party in interest might attempt to substantively consolidate our assets and liabilities with those of DEP. We and DEP have taken steps to attempt to minimize this risk. Please read “The Issuing Entity” in this prospectus. However, no assurance can be given that if DEP were to become a debtor in a bankruptcy case, a court would not order that our assets and liabilities be substantively consolidated with those of DEP. Substantive consolidation would result in payment of the claims of the beneficial owners of the bonds to be subject to substantial delay and to adjustment in timing and amount under a plan of reorganization in the bankruptcy case.
Status of Storm Recovery Property as Present Property
DEP will represent in the sale agreement, and the Financing Act provides, that the storm recovery property sold pursuant to such sale agreement constitutes a present property right on the date that it is first transferred to us in connection with the issuance of the bonds. Nevertheless, no assurance can be given that, in the event of a bankruptcy of DEP a court would not rule that the applicable storm recovery property comes into existence only as customers use electricity.
If a court were to accept the argument that the applicable storm recovery property comes into existence only as customers use electricity, no assurance can be given that a security interest in favor of the bondholders would attach to the storm recovery charges in respect of electricity consumed after the commencement of the bankruptcy case or that the storm recovery property has been sold to us. If it were determined that the storm recovery property had not been sold to us, and the security interest in favor of the bondholders did not attach to the applicable storm recovery charges in respect of electricity consumed after the commencement of the bankruptcy case, then we would have an unsecured claim against DEP. If so, there would be delays and/or reductions in payments on the bonds. Whether or not a court determined that storm recovery property had been sold to us pursuant to a sale agreement, no assurances can be given that a court would not rule that any storm recovery charges relating to electricity consumed after the commencement of the bankruptcy could not be transferred to us or the indenture trustee.
In addition, in the event of a bankruptcy of DEP, a party in interest in the bankruptcy could assert that we should pay, or that we should be charged for, a portion of DEP’s costs associated with the distribution of the electricity, usage of which gave rise to the storm recovery charge receipts used to make payments on the bonds.
Regardless of whether DEP is the debtor in a bankruptcy case, if a court were to accept the argument that storm recovery property sold pursuant to the sale agreement comes into existence only as customers use electricity, a tax or government lien or other nonconsensual lien on property of DEP arising before that storm recovery property came into existence could have priority over our interest in that storm recovery property. Adjustments to the storm recovery charges may be available to mitigate this exposure, although there may be delays in implementing these adjustments.
Estimation of Claims; Challenges to Indemnity Claims
If DEP were to become a debtor in a bankruptcy case, claims, including indemnity claims, by us or the indenture trustee against DEP, as seller, under the sale agreement and the other documents executed in connection therewith would be unsecured claims and would be subject to being discharged in the bankruptcy case. In addition, a party in interest in the bankruptcy may request that the bankruptcy court estimate any contingent claims that we or the indenture trustee have against DEP. That party may then take the position that these claims should be estimated at zero or at a low amount because the contingency giving rise to these claims is unlikely to occur. If a court were to hold that the indemnity provisions were unenforceable, we would be left with a claim for actual damages against DEP based on breach of contract principles. The actual amount of these damages would be subject to estimation and/or calculation by the court.
No assurances can be given as to the result of any of the above-described actions or claims. Furthermore, no assurance can be given as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving DEP.
Enforcement of Rights by the Indenture Trustee
Upon an event of default under the indenture or the series supplement, the indenture trustee may enforce the security interest in the storm recovery property sold pursuant to the sale agreement in accordance with the terms of the indenture and the series supplement. In this capacity, the indenture trustee or the NCUC is permitted to request that a North Carolina court order the sequestration and payment to bondholders of all revenues arising with respect to the storm recovery property. There can be no assurance, however, that a judge would issue this order after a seller bankruptcy in light of the automatic stay provisions of Section 362 of the Bankruptcy Code. In that event, the indenture trustee may under the indenture seek an order from the bankruptcy court lifting the automatic stay with respect to this action by the NCUC or a district court judge and an order requiring an accounting and segregation of the revenues arising from the storm recovery property sold pursuant to the sale agreement. There can be no assurance that a court would grant either order.
Bankruptcy of the Servicer
The servicer is entitled to commingle the storm recovery charges that it receives with its own funds until each date on which the servicer is required to remit funds to the indenture trustee as specified in the servicing agreement. The Financing Act provides that the priority of a lien and security interest created under the Financing Act is not impaired by the commingling of funds arising from storm recovery charges with other funds. In the event of a bankruptcy of the servicer, a party in interest in the bankruptcy might assert, and a court might rule, that the storm recovery charges commingled by the servicer with its own funds and held by the servicer, prior to and as of the date of bankruptcy were property of the servicer as of that date, and are therefore property of the servicer’s bankruptcy estate, rather than our property. If the court so rules, then the court would likely rule that the indenture trustee has only a general unsecured claim against the servicer for the amount of commingled storm recovery charges held as of that date and could not recover the commingled storm recovery charges held as of the date of the bankruptcy.
However, if the court were to rule in our favor on the ownership of the commingled storm recovery charges, the automatic stay arising upon the bankruptcy of the servicer could delay the indenture trustee from receiving the commingled storm recovery charges held by the servicer as of the date of the bankruptcy until the court grants relief from the stay. A court ruling on any request for relief from the stay could be delayed pending the court’s resolution of whether the commingled storm recovery charges are our property or are property of the servicer, including resolution of any tracing of proceeds issues.
The servicing agreement will provide that the indenture trustee, as our assignee, together with the other persons and entities specified therein, may vote to appoint a successor servicer that satisfies the rating agency condition. The servicing agreement will also provide that the indenture trustee, together with the other persons and entities specified therein, may petition the NCUC or a court of competent jurisdiction to appoint a successor servicer that meets this criterion. However, the automatic stay in effect during a servicer bankruptcy might delay or prevent a successor servicer’s replacement of the servicer. Even if a successor servicer may be appointed and may replace the servicer, a successor may be difficult to obtain and may not be capable of performing all of the duties that DEP as servicer was capable of performing. Furthermore, should the servicer enter into bankruptcy, it may be permitted to stop acting as servicer.

USE OF PROCEEDS
Proceeds will be used to pay expenses of issuance and to purchase the storm recovery property from DEP and to pay financing costs relating to the bonds. In accordance with the financing order, DEP will use the proceeds it receives from the sale of the storm recovery property to reimburse itself for previously incurred storm recovery costs relating to Hurricanes Florence, Michael and Dorian and Winter Storm Diego, including the retirement of related debt.
The costs of issuance of the bonds and other initial costs of the transaction, net of underwriting discounts and commissions of $        , are expected to be approximately $        . An aggregate of approximately $     of such costs are payable to the servicer in connection with set-up costs, including costs incurred in connection with establishing DEP NC Storm Funding and building the necessary information technology systems, processes and reports.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Subject to the terms and conditions in the underwriting agreement among DEP NC Storm Funding, DEP and the underwriters, for whom RBC Capital Markets, LLC and Citigroup Global Markets Inc. are acting as representatives, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the bonds listed opposite each underwriter’s name below:
Underwriter	Tranche	Tranche	Tranche	Total
RBC Capital Markets, LLC
Citigroup Global Markets Inc.

Total	$	$	$	$
Under the underwriting agreement, the underwriters will take and pay for all of the bonds offered, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
The Underwriters’ Sales Price for the Bonds
The bonds sold by the underwriters to the public will be initially offered at the prices to the public set forth on the cover of this prospectus. The underwriters propose initially to offer the bonds to dealers at such prices, less a selling concession not to exceed the percentage listed below for such tranche. The underwriters may allow, and dealers may reallow, a discount not to exceed the percentage listed below for such tranche.
	Selling Concession	Reallowance Discount
Tranche	%	%
Tranche	%	%
Tranche	%	%
After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.
No Assurance as to Resale Price or Resale Liquidity for the Bonds
The bonds are a new issue of securities with no established trading market. They will not be listed on any securities exchange. The underwriters have advised the depositor and us that they intend to make a market in the bonds, but they are not obligated to do so and may discontinue market making at any time without notice. The depositor cannot assure you that a liquid trading market will develop for the bonds.
Various Types of Underwriter Transactions That May Affect the Price of the Bonds
The underwriters may engage in overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the bonds in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Overallotment transactions involve syndicate sales in excess of the offering size, which create a syndicate short position. Stabilizing transactions are bids to purchase the bonds, which are permitted, so long as the stabilizing bids do not exceed a specific maximum price. Syndicate covering transactions involve purchases of the bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the bonds originally sold by the syndicate member are purchased in a syndicate covering transaction. These overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the bonds to be higher than they would otherwise be. None of us, DEP, the indenture trustee, our managers or any of the underwriters represents that the underwriters will engage in any of these transactions or that these transactions, if commenced, will not be discontinued without notice at any time. Neither we nor DEP have entered into any arrangement with any underwriter under which an underwriter may purchase additional bonds in connection with this offering.
Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to Duke Energy Corporation, DEP and its affiliates for which they have in the past received, and in the future may receive, customary fees. In addition, each underwriter may from time to time take positions in the bonds.
We and DEP have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters, including the validity of the bonds and other conditions contained in the underwriting agreement, such as receipt of ratings confirmations, officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject offers in whole or in part.
The bonds are expected to be delivered against payment for the bonds on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the     business day following the date of pricing of the bonds. Since trades in the secondary market generally settle in two business days, purchasers who wish to trade bonds on the date of pricing or the succeeding     business days will be required, by virtue of the fact that the bonds initially will settle in T+     , to specify alternative settlement arrangements to prevent a failed settlement.
Conflicts of Interest
Certain of the underwriters or their affiliates are lenders or may hold a portion of the short-term debt that DEP intends to repay from the proceeds it will receive from the sale of the recovery property. In such event, it is possible that one or more of the underwriters or their affiliates could receive more than 5% of the net proceeds of this offering, and in that case such underwriter could be deemed to have a conflict of interest under FINRA Rule 5121. In the event of any such conflict of interest, such underwriter would be required to conduct the distribution of bonds in accordance with FINRA Rule 5121. If the distribution is conducted in accordance with FINRA Rule 5121, such underwriter would not be permitted to sell to an account over which it exercises discretionary authority without first receiving specific written approval from the account holder.
AFFILIATIONS AND CERTAIN RELATIONSHIPS
We are a wholly-owned subsidiary of Duke Energy Progress, LLC. Duke Energy Progress, LLC is an indirect wholly-owned operating subsidiary of Duke Energy Corporation. Each of the sponsor, the depositor, RBC Capital Markets, LLC and Citigroup Global Markets Inc. may maintain other banking relationships in the ordinary course with The Bank of New York Mellon Trust Company, National Association.
RATINGS
DEP expects that the bonds will receive credit ratings from at least two rating agencies. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating. No person or entity is obligated to maintain the rating on any bonds and, accordingly, DEP can give no assurance that the ratings assigned to any tranche of the bonds upon initial issuance will not be lowered or withdrawn by a rating agency at any time thereafter. If a rating of any tranche of bonds is lowered or withdrawn, the liquidity of this tranche of the bonds may be adversely affected. In general, ratings address credit risk and do not represent any assessment of any particular rate of principal payments on the bonds other than the payment in full of such tranche of the bonds by the final maturity date or tranche final maturity date, as well as the timely payment of interest.
Under Rule 17g-5 under the Exchange Act, NRSROs providing the servicer with the requisite certification will have access to all information posted on a website by the servicer for the purpose of determining the initial rating and monitoring the rating after the issuance date in respect of the bonds. As a result, an NRSRO other than the hired NRSROs may issue unsolicited ratings on the bonds, which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSRO. The unsolicited ratings may be issued prior to, or after, the issuance date in respect of the bonds.
Issuance of any unsolicited rating will not affect the issuance of the bonds. Issuance of an unsolicited rating lower than the ratings assigned by the hired NRSRO on the bonds might adversely affect the value of the bonds and, for regulated entities, could affect the status of the bonds as a legal investment or the capital treatment of the bonds. Investors in the bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO.
A portion of the fees paid by DEP to a rating agency that is hired to assign a rating on the bonds is contingent upon the issuance of the bonds. In addition to the fees paid by DEP to a rating agency at closing, DEP will pay a fee to the rating agency for ongoing surveillance for so long as the bonds are outstanding. However, no rating agency is under any obligation to continue to monitor or provide a rating on the bonds.
OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS
NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA
THE BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (EEA). FOR THESE PURPOSES, THE EXPRESSION RETAIL INVESTOR MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING: (1) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, MIFID II); (2) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (3) NOT A QUALIFIED INVESTOR (QUALIFIED INVESTOR) WITHIN THE MEANING OF REGULATION 2017/1129 (AS AMENDED, THE PROSPECTUS REGULATION). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE PRIIPS REGULATION) FOR OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED; AND THEREFORE OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.
THIS PROSPECTUS IS NOT A PROSPECTUS FOR PURPOSES OF THE PROSPECTUS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF BONDS IN ANY MEMBER STATE OF THE EEA (EACH, A RELEVANT STATE) WILL BE MADE ONLY PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS REGULATION FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF BONDS. ACCORDINGLY ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT STATE OF BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO IN CIRCUMSTANCES IN WHICH NO OBLIGATION ARISES FOR THE ISSUING ENTITY OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS REGULATION, IN RELATION TO SUCH OFFER. NEITHER THE ISSUING ENTITY NOR ANY UNDERWRITER HAVE AUTHORISED, NOR DO THEY AUTHORISE, THE MAKING OF ANY OFFER OF BONDS IN CIRCUMSTANCES IN WHICH AN OBLIGATION ARISES FOR THE ISSUING ENTITY OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS FOR SUCH OFFER.
ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT MEMBER STATE OF BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY DO SO ONLY WITH RESPECT TO QUALIFIED INVESTORS. NEITHER WE NOR ANY UNDERWRITER HAS AUTHORIZED, NOR DO WE OR THEY AUTHORIZE, THE MAKING OF ANY OFFER OF BONDS OTHER THAN TO QUALIFIED INVESTORS.

ANY DISTRIBUTOR SUBJECT TO MIFID II THAT IS OFFERING, SELLING OR RECOMMENDING THE BONDS IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE BONDS AND DETERMINING ITS OWN DISTRIBUTION CHANNELS FOR THE PURPOSES OF THE MIFID II PRODUCT GOVERNANCE RULES UNDER COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 (AS AMENDED, THE DELEGATED DIRECTIVE). NEITHER WE NOR ANY UNDERWRITER MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE DELEGATED DIRECTIVE.
EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT OFFERED, SOLD OR OTHERWISE MADE AVAILABLE, AND WILL NOT OFFER, SELL OR OTHERWISE MAKE AVAILABLE, ANY BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS TO ANY RETAIL INVESTOR (AS DEFINED ABOVE) IN THE EEA. FOR THIS PURPOSE, THE EXPRESSION OFFER INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE BONDS SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE BONDS.
NOTICE TO RESIDENTS OF UNITED KINGDOM
THE BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR IN THE UNITED KINGDOM (UK). FOR THE PURPOSES OF THIS PROVISION:
(A)   THE EXPRESSION “RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING:
(I)   A RETAIL CLIENT AS DEFINED IN POINT (8) OF ARTICLE 2 OF REGULATION (EU) NO 2017/565 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (EUWA); OR
(II)   A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (AS AMENDED, THE FSMA) OF THE UNITED KINGDOM AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA; OR
(III)   NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF THE PROSPECTUS REGULATION AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA (THE UK PROSPECTUS REGULATION); AND
(B)   THE EXPRESSION “OFFER” INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE BONDS TO BE OFFERED SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE BONDS.
CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA (THE UK PRIIPS REGULATION) FOR OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE UK HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE UK MAY BE UNLAWFUL UNDER THE UK PRIIPS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF BONDS IN THE UK WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE UK PROSPECTUS REGULATION FROM THE REQUIREMENT TO PUBLISH A

PROSPECTUS FOR OFFERS OF BONDS. THIS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE UK PROSPECTUS REGULATION.
THIS PROSPECTUS AND ANY OTHER MATERIAL IN RELATION TO THE BONDS IS ONLY BEING DISTRIBUTED TO, AND IS DIRECTED ONLY AT, PERSONS IN THE UK WHO ARE “QUALIFIED INVESTORS” (AS DEFINED IN THE UK PROSPECTUS REGULATION WHO ARE ALSO (I) INVESTMENT PROFESSIONALS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE ORDER), OR (II) HIGH NET WORTH ENTITIES OR OTHER PERSONS FALLING WITHIN ARTICLES 49(2)(A) TO (D) OF THE ORDER, OR (III) PERSONS TO WHOM IT WOULD OTHERWISE BE LAWFUL TO DISTRIBUTE IT, ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS RELEVANT PERSONS. THE BONDS ARE ONLY AVAILABLE TO, AND ANY INVITATION, OFFER OR AGREEMENT TO SUBSCRIBE, PURCHASE OR OTHERWISE ACQUIRE SUCH BONDS WILL BE ENGAGED IN ONLY WITH, RELEVANT PERSONS. THIS PROSPECTUS AND ITS CONTENTS ARE CONFIDENTIAL AND SHOULD NOT BE DISTRIBUTED, PUBLISHED OR REPRODUCED (IN WHOLE OR IN PART) OR DISCLOSED BY ANY RECIPIENTS TO ANY OTHER PERSON IN THE UK. ANY PERSON IN THE UK THAT IS NOT A RELEVANT PERSON SHOULD NOT ACT OR RELY ON THIS PROSPECTUS OR ITS CONTENTS. THE BONDS ARE NOT BEING OFFERED TO THE PUBLIC IN THE UK.
IN ADDITION, IN THE UK, EACH UNDERWRITER HAS REPRESENTED AND AGREED IN THE UNDERWRITING AGREEMENT THAT THE BONDS MAY NOT BE OFFERED OTHER THAN BY AN UNDERWRITER THAT:
•
HAS ONLY COMMUNICATED OR CAUSED TO BE COMMUNICATED AND WILL ONLY COMMUNICATE OR CAUSE TO BE COMMUNICATED AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FSMA) RECEIVED BY IT IN CONNECTION WITH THE ISSUE OR SALE OF THE BONDS IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF THE FSMA DOES NOT APPLY TO US; AND

•
HAS COMPLIED AND WILL COMPLY WITH ALL APPLICABLE PROVISIONS OF THE FSMA WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE BONDS IN, FROM OR OTHERWISE INVOLVING THE UK.

NOTICE TO RESIDENTS OF CANADA
THE BONDS MAY BE SOLD IN CANADA ONLY TO PURCHASERS PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPAL THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE BONDS MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.
SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.
PURSUANT TO SECTION 3A.3 OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (NI 33-105), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE

DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.
WHERE YOU CAN FIND MORE INFORMATION
This prospectus is part of a registration statement the depositor has filed with the SEC relating to the bonds. This prospectus describes the material terms of some of the documents that have been filed or will file as exhibits to the registration statement. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits. Any statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete. Each statement concerning those provisions is qualified in its entirety by reference to the respective exhibit. Information filed with the SEC can be inspected at the SEC’s Internet site located at http://www.sec.gov. You may also read and copy the registration statement, the exhibits and any other documents filed with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549 on official business days between the hours of 10:00 am and 3:00 pm. You may obtain further information regarding the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of filings with the SEC at no cost, by writing to or telephoning at the following address:
Duke Energy Progress NC Storm Funding LLC
410 South Wilmington Street
Raleigh, North Carolina 27601-1748
704-382-3853
The SEC Securities Act file numbers are 333-    and 333-    -01.
We will also file with the SEC all the periodic and current reports that are required to be filed under the Exchange Act and the rules, regulations or orders of the SEC thereunder.
INCORPORATION BY REFERENCE
The SEC allows us to “incorporate by reference” into this prospectus information we or the depositor file with the SEC. This means disclosure of important information may be made by referring you to the documents containing the information. The information incorporated by reference is considered to be part of this prospectus, unless such information is updated or superseded by the information that we or the depositor file subsequently that is incorporated by reference into this prospectus.
To the extent that we are required by law to file such reports and information with the SEC under the Exchange Act, we will file annual and current reports and other information with the SEC. We are incorporating by reference any future filings made by us or the sponsor, but solely in its capacity as our sponsor with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering, excluding any information that is furnished to and not filed with the SEC. These reports will be filed under our own name as issuing entity.
We are incorporating into this prospectus any future distribution report on Form 10-D, current report on Form 8-K or any amendment to any such report which we or DEP, solely in its capacity as our depositor, make with the SEC until the offering of the bonds in completed. These reports will be filed under our own name as issuing entity. In addition, these reports will be posted on a website associated with us or our affiliates, currently located at www.duke-energy.com. These reports will be filed under our own name as issuing entity. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any separately filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.
Under the indenture, we may voluntarily suspend or terminate filing obligations with the SEC, to the extent it becomes permitted by applicable law.

LEGAL PROCEEDINGS
None.
LEGAL MATTERS
Certain legal matters relating to the bonds, including certain U.S. federal income tax matters, will be passed on by Hunton Andrews Kurth LLP, counsel to DEP and DEP NC Storm Funding. Certain other legal matters relating to the bonds will be passed on by McGuireWoods LLP, North Carolina counsel to DEP, by Troutman Pepper Hamilton Sanders LLP, special Delaware counsel to DEP NC Storm Funding, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the underwriters.

GLOSSARY
As used in this prospectus the terms below have the following meanings:
“Administration agreement” means the administration agreement to be entered into on the issuance date between Duke Energy Progress NC Storm Funding LLC and DEP.
“Administrator” means DEP, and each successor or assignee of DEP (in the same capacity) pursuant to the administration agreement.
“ADO” means average balance of days outstanding.
“Bankruptcy Code” means Title 11 of the United States Code, as amended.
“Basic documents” means, the indenture (including the series supplement), our certificate of formation, our LLC agreement, the sale agreement, the servicing agreement, the bill of sale, the administration agreement, the intercreditor agreement, the letter of representations executed by us in favor of DTC, any underwriting agreement or purchase or distribution agreement, and all documents and certificates contemplated thereby or delivered in connection therewith.
“Bondholder” means a registered holder of the bonds.
“Bonds” means the Series      Senior Secured Bonds offered pursuant to this prospectus.
“Business day” means any day other than a Saturday, a Sunday or a day on which banking institutions in Raleigh, North Carolina; Charlotte, North Carolina; or New York, New York, are, or DTC is, authorized or obligated by law, regulation or executive order to remain closed.
“Capital subaccount” means the capital subaccount named in the indenture.
“Clearstream” means Clearstream Banking, société anonyme, Luxembourg.
“Code” or “Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.
“Collection account” means the segregated trust account relating to the bonds designated the collection account for that Series      and held by the indenture trustee under the indenture.
“Customer” means any North Carolina retail customer (individuals, corporations, other businesses, and federal, state and local governmental entities) receiving transmission or distribution service from DEP or its successors or assignees under NCUC-approved rate schedules or under special contracts, even if the customer elects to purchase electricity from an alternative electricity supplier following a fundamental change in regulation of public utilities in North Carolina.
“Definitive bonds” means bonds issued in fully registered, certificated form.
“DEP” means Duke Energy Progress, LLC.
“DEP NC Storm Funding” means Duke Energy Progress NC Storm Funding LLC, the issuing entity.
“Depositor” means Duke Energy Progress, LLC.
“DOL” means the U.S. Department of Labor.
“DTC” means The Depository Trust Company, New York, New York, and its nominee holder, Cede & Co.
“DTCC” means The Depository Trust & Clearing Corporation.
“Eligible institution” means (1) the corporate trust department of the Indenture Trustee, so long as any of the securities of the Indenture Trustee have (i) either a short-term credit rating from Moody’s of at least” P-1”, or a long-term unsecured debt rating from Moody’s of at least “A2” , and (ii) a credit rating from S&P of at least “A”; or (2) a depository institution organized under the laws of the United States of America or any state(or any domestic branch of a foreign bank) (i) that has either (A) a long-term issuer rating of

“AA−” or higher by S&P, “A2” or higher by Moody’s, or (B) a short-term issuer rating of “A-1” or higher by S&P, “P-1” or higher by Moody’s, and (ii) whose deposits are insured by the Federal Deposit Insurance Corporation.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Euroclear Operator” or “Euroclear” means Euroclear Bank S.A./N.V.
“Euroclear participants” means participants of the Euroclear System.
“Events of Default” means those events of defaults under the indenture.
“Excess funds subaccount” means that excess funds subaccount created pursuant to the indenture.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“FATCA” means the legislation enacted in March 2010 and related Treasury guidance that, when applicable, imposes U.S. federal withholding tax at a rate of 30% on certain payments on, and the gross proceeds from the sale or other disposition of, obligations that produce U.S. source income to certain foreign entities.
“Financeable Balance” means the sum of (i) $     , representing the storm recovering costs, plus (ii) the financing costs associated with the issuance of the bonds.
“Financing Act” means Chapter 62, Section 172, North Carolina General Statutes.
“Financing order” means, with respect to the bonds, the irrevocable financing order, dated May 10, 2021, issued by the NCUC to DEP, which was clarified and corrected by the NCUC in an Order Clarifying and Correction Financing Order on July 13, 2021, and if context requires, any other financing order issued by the NCUC to DEP pursuant to the Financing Act.
“GWh” means gigawatt-hour.
“Hired NRSROs” means the NRSROs hired by the seller.
“Indenture” means the indenture to be entered into between DEP NC Storm Funding and the indenture trustee, providing for the bonds, and any other series of storm recovery bonds that might be issued pursuant to the financing order, as the same may be amended and supplemented from time to time.
“Indenture trustee” means in connection with any series of bonds, The Bank of New York Mellon Trust Company, National Association, or any successor indenture under the indenture, not in its individual capacity but solely as indenture trustee under the indenture.
“Indirect Participants” means banks, brokers, dealers, trust companies and other entities that clear through or maintain a custodial relationship with a DTC participant either directly or indirectly.
“Issuing Entity” means Duke Energy Progress NC Storm Funding LLC.
“Intercreditor Agreement” means the intercreditor agreement to be entered into on the issue between DEP NC Storm Funding, DEP and the other parties to DEP’s accounts receivable agreement, as the same may be amended or supplemented from time to time.
“kWh” means kilowatt-hour.
“Moody’s” means Moody’s Investors Service, Inc.
“Nonbypassable” refers to the right of the servicer to collect the storm recovery charges from all existing and future customers of DEP.
“NCUC” means the North Carolina Utilities Commission.
“NCUC condition” means, with respect to amendments, modifications, or supplements to, or waivers of defaults under, any basic document, obtaining from the NCUC its required consent or acquiescence for the proposed action.

“NCUC regulations” means any regulations, including temporary regulations, promulgated by the NCUC pursuant to North Carolina law.
“NRSRO” means a nationally recognized statistical rating organization.
“Participant” means an organization that participates in DTC.
“Parties in interest” means “parties in interest” under ERISA and “disqualified persons” under the Code.
“Payment date” means the date or dates on which interest and principal are to be payable on any tranche of bonds.
“Periodic Payment Requirement” means, for each payment date, the scheduled principal of and interest on the bonds and other financing costs and other required amounts and charges to be accrued in connection with the bonds.
“Plan assets” means assets of Plans.
“Plan asset regulations” means the DOL regulations at 29 CFR 2510.3-101, as modified by Section 3(42) of ERISA.
“Plans” means employee benefit plans and other plans and arrangements, including individual retirement accounts and annuities, Keogh plans and some collective investment funds and insurance company general or separate accounts in which the assets of these plans, accounts or arrangements are invested.
“PTCE” means prohibited transaction class exemption.
“Public Staff” means the Public Staff of the NCUC, an independent agency established in N.C. Gen. Stat. § 62-15 et seq., that represents the interests of the using and consuming public in matters pending before the NCUC.
“Rating agency” means any of Moody’s and S&P.
“Rating agency condition” means, with respect to any action, at least ten business days’ prior written notification to each rating agency of such action, and written confirmation from each of S&P and Moody’s to the servicer, the indenture trustee and us that such action will not result in a suspension, reduction or withdrawal of the then current rating by such rating agency of any tranche of the bonds issued by us; provided, that, if within such ten business day period, any rating agency (other than S&P) has neither replied to such notification nor responded in a manner that indicates that such rating agency is reviewing and considering the notification, then (i) we shall be required to confirm that such rating agency has received the rating agency condition request, and if it has, promptly request the related rating agency condition confirmation and (ii) if the rating agency neither replies to such notification nor responds in a manner that indicates it is reviewing and considering the notification within five business days following such second request, the applicable rating agency condition requirement shall not be deemed to apply to such rating agency. For the purposes of this definition, any confirmation, request, acknowledgment or approval that is required to be in writing may be in the form of electronic mail or a press release (which may contain a general waiver of a rating agency’s right to review or consent).
“Record date” means one Business Day prior to the applicable Payment Date.
“Regulation AB” means the rules of the SEC promulgated under Subpart 229.1100—Asset-Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1125, as such may be amended from time to time.
“Required capital level” means the amount required to be funded in the capital account for the bonds, which will equal 0.50% of the initial principal amount of the bonds issued.
“Return on invested capital” means, for any payment date with respect to any calculation period, the sum of (i) rate of return, payable to DEP, on its capital contribution equal to the rate of interest payable on the longest maturing bond plus (ii) any return on invested capital not paid on any prior payment date.

“S&P” means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business.
“Sale agreement” means the purchase and sale agreement to be entered into on the issuance date between DEP NC Storm Funding and DEP pursuant to which DEP will sell and we will buy the storm recovery property securing the bonds.
“Scheduled final payment date” means, with respect to tranche of bonds, each payment date on which principal for such tranche is to be paid in accordance with the expected sinking fund schedule for such tranche.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Seller” means DEP, as the seller of the storm recovery property, and each successor of DEP (in the same capacity) pursuant to the sale agreement.
“Series supplement” means that series supplement to the indenture to be entered into on the issue date between DEP NC Storm Funding and the indenture trustee or any future series supplement to the indenture to be entered into on a future date between us and the indenture trustee.
“Servicer” means DEP, as the servicer of the storm recovery property, and each successor or assignee of DEP (in the same capacity) pursuant to the servicing agreement.
“Servicer business day” means any day other than a Saturday, a Sunday or a day on which banking institutions in Raleigh, North Carolina, Charlotte, North Carolina or New York, New York are authorized or obligated by law, regulation or executive order to be closed, on which the Servicer maintains normal office hours and conducts business.
“Servicing agreement” means the servicing agreement to be entered into on the issue date between DEP NC Storm Funding and DEP, as the same may be amended and supplemented from time to time, pursuant to which DEP undertakes to service the storm recovery property.
“Similar Law” means, collectively, provisions under any federal, state, local, non-U.S. or other laws or regulations that are substantially similar to Section 4975 of the Code or Title I of ERISA.
“Special payment date” means the later of the date on which any special payment is confirmed to be received by the indenture trustee, or the date the special payment is scheduled to be delivered to the indenture trustee.
“Special payment” means any payment received by the indenture trustee following a payment default on the bonds.
“State pledge” means the pledge of the State of North Carolina under the Financing Act in which the State of North Carolina pledges to and agrees with the bondholders, any assignee and any financing parties that the State will not (i) alter the provisions of the Financing Act that make the storm recovery charges imposed by the financing order irrevocable, binding, and nonbypassable, (ii) take or permit any action that impairs or would impair the value of storm recovery property, the security for the storm recovery bonds or revises the storm recovery costs, (iii) impair the rights and remedies of the holders, assignees, and other financing parties or (iv) except as part of the true-up mechanism, reduce, alter or impair storm recovery charges that are imposed, collected and remitted for the benefit of the bondholders and other financing parties, until all principal, interest, premium, financing costs and other fees, expenses, or changes incurred, and any contracts to be performed, in connection with the storm recovery bonds have been paid or performed in full.
“Storms” means Hurricanes Florence, Dorian and Michael and Winter Storm Diego.
“Storm recovery bonds” means, unless the context requires otherwise, the storm recovery bonds offered pursuant to this prospectus.

“Storm recovery bond collateral” means (a) the storm recovery property created under and pursuant to the financing order and the Financing Act, and transferred by the seller to us pursuant to the sale agreement (including, to the fullest extent permitted by law, the right to impose, bill, charge, collect and receive the storm recovery charges, the right to obtain periodic adjustments to the storm recovery charges, and all revenue, collections, claims, rights to payments, payments, money and proceeds arising out of the rights and interests created under the financing order), (b) all storm recovery charges related to the storm recovery property, (c) the sale agreement and the bill of sale executed in connection therewith and all property and interests in property transferred under the sale agreement and the bill of sale with respect to the storm recovery property and the bonds, (d) the servicing agreement, the administration agreement, the intercreditor agreement and any subservicing, agency, administration or collection agreements executed in connection therewith, to the extent related to the foregoing storm recovery property and the bonds, (e) the collection account, all subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto, (f) all rights to compel the servicer to file for and obtain periodic adjustments to the storm recovery charges in accordance with section 62-172(b)(3)b.6.. and section 62-172(b)(3)d. of the Financing Act and the financing order, (g) all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, whether such claims, demands, causes and choses in action constitute storm recovery property, accounts, general intangibles, instruments, contract rights, chattel paper or proceeds of such items or any other form of property, (h) all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing, and (i) all payments on or under, and all proceeds in respect of, any or all of the foregoing.
“Storm recovery charge” means special, irrevocable nonbypassable charges to be paid by all existing and future customers, and authorized by the financing order to recover the storm recovery costs specified in the financing order.
“Storm recovery costs” means (i) the deferred asset balance associated with the Storms, including a return on the unrecovered balance, and with respect to the capital investments, including a deferral of depreciation expense and a return on the investment determined by the NCUC to be prudently incurred in Docket No. E-2, Sub 1219 plus (ii) carrying costs in the amount of X through the projected issuances date of the Series Storm Recovery Bonds, calculated at a rate of X percent per annum, (iii) plus up-front Financing Costs as defined in the Financing Act.
“Storm recovery property” means the storm recovery property as defined in the Financing Act and the financing order, and that is sold by the seller to us under the sale agreement.
“Terms and conditions” means the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgium law.
“Tranche” means each weighted average life designation for the bonds.
“Treasury regulations” means proposed or issued regulations promulgated from time to time under the Internal Revenue Code.
“True-Up Mechanism” means the mechanism required by the financing order whereby storm recovery charges are reviewed and adjusted at least semi-annually or more frequently as necessary. The rates at which storm recovery charges are billed to customers will be adjusted to correct any overcollections or undercollections from prior periods.
“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.
“UCC” means, unless the context otherwise requires, the Uniform Commercial Code, as in effect in the relevant jurisdiction, as amended from time to time.
“U.S. Holder” means a beneficial owner of a bond that is a U.S. person.
“U.S. person” means: U.S. holder means a beneficial owner of a bond that, for U.S. federal income tax purposes, is (i), (ii), (iii) or (iv)

•
a U.S. citizen or individual resident of the United States;

•
a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; and

•
a trust if (A) a court in the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) it has a valid election in place to be treated as a U.S. person.

$         SERIES    SENIOR SECURED BONDS,
DUKE ENERGY PROGRESS, LLC
Depositor, Sponsor and Initial Servicer
DUKE ENERGY PROGRESS NC STORM FUNDING LLC
Issuing Entity

PROSPECTUS

Joint Book-Running Managers
RBC CAPITAL MARKETS
CITIGROUP

Through and including    (the 90th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and when offering an unsold allotment or subscription.

PART II
Information Not Required in Prospectus
Item 12.   Other Expenses of Issuance and Distribution
The following table sets forth the various expenses expected to be incurred by the registrant in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee.
Securities and Exchange Commission registration fee		$84,007
Printing expenses		*
Trustee fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Rating Agencies’ fees and expenses		*
Structuring agent fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

*
To be filed by amendment.

Item 13.   Indemnification of Directors and Officers
DUKE ENERGY PROGRESS NC STORM FUNDING LLC
Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in the limited liability company agreement of a limited liability company, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Under the limited liability company agreement of DEP NC Storm Funding, the issuing entity will indemnify its managers to the fullest extent permitted by law against any liability incurred with respect to their services as managers under the issuing entity’s limited liability company agreement, except for liabilities arising from their own fraud, gross negligence or willful misconduct or, in the case of an independent manager, their bad faith or willful misconduct.
DUKE ENERGY PROGRESS, LLC
Part 3 of Article 3 of the North Carolina Limited Liability Company Act and the Limited Liability Company Operating Agreement of Duke Energy Progress (“DEP”) permit or require indemnification of its directors and officers in a variety of circumstances, which may include liabilities under the Securities Act. In addition, DEP maintains insurance on behalf of directors, officers, employees or agents, which may cover liabilities under the Securities Act.
The Limited Liability Company Operating Agreement of DEP provides that any person who is or was serving as a member, director, officer, employee or agent of DEP or who, at the request of DEP, is or was serving as a director, manager, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan, shall be indemnified by DEP, to the fullest extent permitted by law, against (a) litigation expenses, including costs, expenses and reasonable attorneys’ fees incurred by any such person in connection with any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative, whether formal or informal, and whether or not brought by or on behalf of DEP, arising out of such person’s status as such or such person’s activities in any of the foregoing capacities, (b) liability, including payments made by such person in satisfaction of any judgment, money decree, fine (including an excise tax assessed with respect to an employee benefit plan), penalty or settlement for which such person may have become liable in any such action, suit or proceeding, (c) payments made and personal liabilities reasonably incurred in the authorized conduct of the business of DEP or for the preservation of its business and its property and (d) reasonable costs, expenses and attorneys’ fees incurred by such person in connection with the enforcement of the indemnification rights provided in the agreement. The agreement further provides that any person who is or was serving in any of the foregoing capacities for or on behalf of DEP shall be conclusively deemed to be doing or to have done so in reliance upon, and as consideration for, such indemnification rights. The agreement also states that the rights of indemnification described above (which shall be deemed to be a contract between any such person and DEP enforceable on the part of such person notwithstanding any subsequent amendment or repeal of the agreement) shall inure to the benefit of the successors, estates or legal representatives of any such person and shall not be exclusive of any other rights to which such person may be entitled apart from the agreement, by contract, resolution or otherwise.
Item 14.   Exhibits
List of Exhibits
EXHIBIT NO.	DESCRIPTION OF EXHIBIT
1.1	Form of Underwriting Agreement*
3.1	Certificate of Formation of Duke Energy Progress NC Storm Funding LLC
3.2	Amended and Restated Limited Liability Company Agreement of Duke Energy Progress NC Storm Funding LLC*
4.1	Form of Indenture between Duke Energy Progress NC Storm Funding LLC and the Indenture Trustee (including forms of the storm recovery bonds)*
5.1	Opinion of Hunton Andrews Kurth LLP with respect to legality*
8.1	Opinion of Hunton Andrews Kurth LLP with respect to federal tax matters*
10.1	Form of Storm Recovery Property Servicing Agreement between Duke Energy Progress NC Storm Funding LLC and Duke Energy Progress, LLC, as Servicer*
10.2	Form of Storm Recovery Property Purchase and Sale Agreement between Duke Energy Progress NC Storm Funding LLC and Duke Energy Progress, LLC, as Seller*
10.3	Form of Administration Agreement between Duke Energy Progress NC Storm Funding LLC and Duke Energy Progress, LLC, as Administrator*
21.1	List of Subsidiaries
23.1	Consent of Hunton Andrews Kurth LLP (included as part of its opinions filed as Exhibit 5.1 and 8.1)*
24.1	Power of Attorney of Duke Energy Progress, LLC (included on the signature pages to this Registration Statement)
25.1	Form of T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York Mellon Trust Company, National Association
99.1	Financing Order
99.2	Form of Opinion of Hunton Andrews Kurth LLP with respect to U.S. and North Carolina constitutional matters*
99.3	Consent of Manager Nominee

*
To be filed by amendment

Item 15.   Undertakings
(a)
The undersigned registrant hereby undertakes that:

(i)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon

Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.
(ii)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)
As to incorporation by reference:

(i)
For purposes of determining any liability under the Securities Act of 1933, each filing of the issuing entity’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(ii)
For the purpose of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
As to indemnification:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(d)
As to qualification of trust indentures:

The undersigned registrants hereby undertake to file an application for the purpose of determining the eligibility of the indenture trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on the third day of September, 2021.
DUKE ENERGY PROGRESS, LLC
By:	/s/ Lynn J. Good Name: Lynn J. Good Title: Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signatures	Title	Date
/s/ Lynn J. Good Lynn J. Good	Chief Executive Officer (Principal Executive Officer)	September 3, 2021
/s/ Steven K. Young Steven K. Young	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 3, 2021
/s/ Cynthia S. Lee Cynthia S. Lee	Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	September 3, 2021
Each of the persons whose signatures appear below constitute and appoint Robert T. Lucas III, the undersigned’s true and lawful attorney-in-fact and agent with full and several power of substitution, for the undersigned and the undersigned’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of his substitutes, may lawfully do or cause to be done.
Duke Energy Progress, LLC Majority of Board of Directors:
/s/ Kodwo Ghartey-Tagoe Kodwo Ghartey-Tagoe	Director	September 3, 2021
/s/ R. Alexander Glenn R. Alexander Glenn	Director	September 3, 2021
/s/ Lynn J. Good Lynn J. Good	Director	September 3, 2021

/s/ Dhiaa M. Jamil Dhiaa M. Jamil	Director	September 3, 2021
/s/ Julia S. Janson Julia S. Janson	Director	September 3, 2021
*By: /s/ Robert T. Lucas III Robert T. Lucas III Attorney-in-fact

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on the third day of September, 2021.
DUKE ENERGY PROGRESS NC STORM FUNDING LLC
By:	/s/ Karl W. Newlin Name: Karl W. Newlin Title: Manager, President,Treasurer and Chief Financial Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Karl W. Newlin Karl W. Newlin	Manager, President, Treasurer and Chief Financial Officer (Principal Executive Officer and Financial Officer)	September 3, 2021
/s/ Cynthia S. Lee Cynthia S. Lee	Manager and Controller (Principal Accounting Officer)	September 3, 2021